As filed with the Securities and Exchange Commission on October 21, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

T-3 ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3353	76-0697390
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

13111 Northwest Freeway, Suite 500

Houston, Texas 77040

(713) 996-4110

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gus D. Halas

President, Chief Executive Officer and Chairman

T-3 Energy Services, Inc.

13111 Northwest Freeway, Suite 500

Houston, Texas 77040

(713) 996-4110

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard L. Wynne Samuel N. Allen Porter & Hedges, L.L.P. 1000 Main Street Houston, Texas 77002 (713) 226-6647	J. Mark Metts Jones Day 717 Texas Avenue Houston, Texas 77002 (713) 239-3939	Douglas E. McWilliams Vinson & Elkins L.L.P. 1001 Fannin, Suite 2300 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public:  As soon as practicable following the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Common stock, par value $.001 per share	10,810,000	$11.52	$124,531,200	$14,658

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based on the average of the high and low sale prices on October 18, 2005, as reported on The Nasdaq National Market, of $11.66 and $11.37, respectively.

(2)	Includes common stock issuable upon the exercise of the underwriters’ over-allotment option.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 21, 2005

PROSPECTUS

9,400,000 Shares

T-3 Energy Services, Inc.

Common Stock

We are offering 1,000,000 shares of our common stock. First Reserve Fund VIII, L.P., our majority stockholder, is offering 8,400,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

Our common stock is traded on The Nasdaq National Market under the symbol “TTES.” The last reported sale price of the common stock on The Nasdaq National Market on October 20, 2005 was $12.00 per share.

See “ Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to T-3 Energy Services, Inc. (before expenses)	Proceeds to Selling Stockholder (before expenses)
Per Share	$	$	$	$
Total	$	$	$	$

The underwriters have been granted a 30-day option to purchase up to 1,410,000 additional shares of our common stock to cover any over-allotments.

Delivery of the shares of common stock will be made on or about                  , 2005.

The date of this prospectus is                    , 2005.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholder and the underwriters have not, authorized anyone to provide you with additional information or information that is different from that contained in this prospectus. This document may be used only where it is legal to sell these securities. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholder and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer to sell is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by and should be read together with the more detailed information and financial statements included in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus before making an investment decision. When used in this prospectus, the terms “T-3 Energy Services,” “T-3,” “we,” “our” and “us” refer to T-3 Energy Services, Inc. and its consolidated subsidiaries, unless otherwise specified. Unless we specifically state otherwise, the information in this prospectus also does not take into account the sale of up to 1,410,000 shares of common stock that the underwriters have the option to purchase to cover any over-allotments.

T-3 ENERGY SERVICES

Overview

We manufacture, repair and service products used in the drilling and completion of new oil and gas wells, the workover of existing wells, and the production and transportation of oil and gas. Our products are used in both onshore and offshore applications. Our customer base, which operates in active oil and gas basins throughout the world, consists of leading drilling contractors, exploration and production companies and pipeline companies, including Grey Wolf Drilling, Nabors Drilling International, Diamond Offshore Drilling, Weatherford International and ExxonMobil, among others.

We historically operated in three segments, pressure control, distribution and products. In mid-year 2003, we hired a new chief executive officer, Gus D. Halas, commenced an in-depth evaluation of our businesses and adopted a plan to position us for future growth. As part of the plan, we hired new senior operating management, and undertook an initiative to improve our manufacturing and engineering capabilities. In addition, we sold our products business in 2004 and our distribution business in October 2005. We are now focused on our pressure control business, and in particular, upon products we design or manufacture, which we call “new products.”

We have 13 strategically located manufacturing facilities. We focus on providing our customers rapid response times for our products and services. In the last twelve months, we have experienced increased demand, and we intend to significantly expand our manufacturing capacity to meet our customers’ needs. We recently introduced 16 new products, and plan to introduce a comparable number of new products by the end of 2006.

The information below highlights our results of operations for the six-month period ending June 30, 2005 as compared to the same period in 2004, taking into account the pro forma effect of the sale of our distribution business:

•	Our pro forma revenues increased approximately 40% to $44.8 million from $32.0 million;

•	The percentage of pro forma revenues from new products increased to 49% from 45%;

•	Our pro forma income from operations increased approximately 111% to $5.9 million from $2.8 million; and

•	Our pro forma backlog increased approximately 335% to $19.2 million from $4.4 million.

Our pressure control business has three product lines: pressure and flow control, wellhead and pipeline, which generated 72%, 20% and 8% of our total pro forma revenue, respectively, for the six months ended June 30, 2005. We offer new products and aftermarket parts and services for each product line. New products generated 49% and aftermarket parts and services generated 51% of our total pro forma revenue, respectively, for the six months ended June 30, 2005.

Pressure and Flow Control.   We design, manufacture and service pressure and flow control products used in the drilling, completion, production and workover of onshore and offshore oil and gas wells. Our pressure and flow control products include blow-out preventers, or BOPs, BOP control systems, elastomer products, production, drilling and well service chokes, manifolds and control valves. We have recently experienced increased demand for new pressure and flow control products. For example, we expect to sell 54 BOPs and 84 BOP control systems in 2005, as compared to the sale of nine BOPs and 30 BOP control systems during 2004.

Wellhead.   We design, manufacture and service wellhead equipment used for onshore oil and gas production. Wellhead products are sold to oil and gas producers and are used during the drilling and completion phase of an oil or gas well and during the productive life of a well. Our wellhead products and services are focused on product remanufacturing, installation and repair.

Pipeline.   We design, manufacture and service a wide variety of valves primarily for onshore pipeline applications. Our pipeline valves and related products are used in field or gathering systems and in interstate pipeline transmission systems. Our pipeline products and services are focused on product remanufacturing, installation and repair.

Our Industry

Demand for our products and services is tied to activity levels in the oil and gas industry, particularly natural gas drilling activity, in our core markets. Market conditions have resulted in a significant increase in demand for drilling and production equipment and services. Over 250 new or refurbished offshore and onshore drilling rigs are scheduled for delivery in the markets we serve over the next several years. Many of these drilling rigs will require the pressure control products and services we provide.

We believe our business will benefit from the following:

•	Increased decline rates in natural gas basins in the U.S. As the chart below shows, even though the number of U.S. natural gas wells drilled has increased significantly, a corresponding increase in production has not been realized. We believe that supply has not increased, in part, because of the accelerating decline rates of production from new wells drilled. A study published by the National Petroleum Council in September 2003 concluded that as a result of domestic natural gas decline rates, 80% of natural gas production in ten years will be from wells that have not yet been drilled. We believe this should create incentives to increase drilling activities in the U.S., which will increase the market for our products and services.

U.S. Gas Wells Drilled vs. Production

Source: Energy	Information Administration.

•	Need for increased drilling activity as U.S. hydrocarbon demand growth outpaces U.S. supply growth. According to the Energy Information Administration, or EIA, from 1994 to 2003, demand for natural gas in the U.S. grew at an annual rate of 0.6% while the U.S. domestic supply grew at an annual rate of 0.2%. The EIA recently estimated that U.S. domestic consumption of natural gas exceeded domestic production by 17% in 2004, a gap that the EIA forecasts will expand to 24% by 2010.

•	Trend towards drilling and developing unconventional oil and gas resources. As a result of improvements in extraction technologies along with general increases in hydrocarbon prices, oil and gas companies increasingly are exploring for and developing “unconventional” oil and gas resources, such as tight sands, shales and coalbed methane. This type of drilling activity is frequently done on tighter acreage spacing and requires that more wells be drilled.

•	High oil and gas prices. While U.S. oil and gas prices are volatile, year-to-date 2005 marks the third consecutive year of increases in the yearly average NYMEX near month oil and gas contract prices, as shown on the chart below. We believe that high oil and gas prices in the U.S. should result in more exploration and development drilling activity, and thus more drilling and completion activity.

NYMEX Near Month Oil and Gas Contract Prices

Source:	Bloomberg.

Our Strengths

Our competitive strengths include:

•	Significant organic growth opportunities. Our share of the market for new products in our industry is small relative to the market share of many of our competitors. We believe our relatively small size, coupled with our rapid response times to customer demands and our ongoing product development program, will enable us to build market share.

•	Customer-focused approach. Our 13 manufacturing facilities located in Texas, Louisiana and Alberta, Canada enable us to provide rapid response times to our customers’ new product manufacturing and aftermarket demands. Our ability to manufacture and deliver our products from multiple facilities provides us with an advantage compared to many of our larger competitors with regard to production and delivery lead times. Our aftermarket parts and services business also enables us to provide critical services to our customers at the well site.

•	Engineering and new product development capabilities. We have expanded our engineering and new product development capabilities. Our engineering staff has developed 16 new products in the last 18 months, including enhanced ram and annular BOPs, production and drilling chokes and API valves.

•	Leading aftermarket position in core markets. We believe we are a leading provider of aftermarket products and services for pressure control products in the Gulf Coast and Canada. We provide aftermarket services for our products as well as other brands, including BOPs sold by our major competitors. Our strong aftermarket business provides us consistent cash flows and generates marketing opportunities for our new products business.

Our Strategy

Our strategy is to better position ourselves to capitalize on increased drilling activity in the oil and gas industry. We believe this increased activity will result in significant additional demand for our products and services. We intend to:

•	Expand our manufacturing capacity through facility expansions and improvements. We plan to expand our manufacturing capacity to increase the volume and number of products we manufacture, with an emphasis on our pressure and flow control product line. We expect to invest approximately $6.3 million over the next 24 months on this expansion effort. Our expansion plans include:

•	doubling our existing BOP manufacturing capacity from ten to 20 units per month by upgrading and expanding our machining capabilities at our existing facilities;

•	establishing manufacturing capacity for 12 multi-bowl wellhead units per month;

•	opening two facilities for our wellhead product line;

•	opening five facilities for our pipeline product line; and

•	expanding our elastomer producing capacity in Canada.

•	Continue new product development. We recently introduced 16 new products, and we will continue to focus on new product development across all of our product lines, with a particular focus on pressure and flow control. We plan to introduce a comparable number of new products by the end of 2006.

•	Expand our geographic areas of operation. We intend to expand our geographic areas of operation, with particular focus on field services for our wellhead and pipeline product lines. We are expanding our wellhead and pipeline repair and remanufacturing services by establishing facilities in areas we believe will have high drilling activity, such as the Barnett Shale in North Texas, the Cotton Valley trend in the East Texas Basin and the Fayetteville Shale in the Arkoma Basin. We are also evaluating expansion opportunities for our wellhead and pipeline product lines in the Rocky Mountain and the Appalachian regions.

•	Pursue strategic acquisitions. Our acquisition strategy will focus on broadening our markets and existing product offerings. For example, in October 2004, we acquired Oilco, through which we entered the Canadian market, acquired complementary pressure control products, and expanded our product offerings to include elastomers.

Our Challenges

We face a number of challenges in capitalizing on our strengths and implementing our strategy. For example:

•	Our business could be negatively impacted if we are unable to complete our expansion plans as a result of shortages of equipment, facilities or personnel, or if we are unable to effectively integrate our expanded operations into our business.

•	We derive our revenues from companies that are engaged in the oil and gas business, which is a historically cyclical industry with activity levels that are directly related to oil and gas prices.

•	The success of our business will depend on our ability to retain our senior management and technical and skilled personnel.

•	We cannot accurately predict how our competition will react to our expansion plans.

Recent Developments

On October 12, 2005, we completed the sale of substantially all of the assets of our distribution segment, for a sale price of $8.8 million in cash, subject to a post-closing working capital adjustment. Our distribution segment distributed products and supplies to the oil, gas and pipeline industries, including valves, pipes, fittings, fasteners and flanges. Accordingly, the distribution segment’s results of operations for the nine months ended September 30, 2005 will be reported as discontinued operations, and we now operate under one reporting segment.

On July 20, 2005, we entered into a joint participation agreement with Servicios Y Maquinaria De Mexico, S.A. de C.V., or SYMMSA, a subsidiary of GRUPO R, a conglomerate of companies that provides services to the energy and industrial sectors in Mexico. Each party to the joint venture has equal operational control. Under the terms of the agreement, we will provide the joint venture with our products and services, trademarks and trade names, know-how and other services. SYMMSA will provide the joint venture with the use of its real estate, building facilities, machinery and equipment, and labor force, and will assist the joint venture in its marketing and sales efforts in Mexico.

Sale by First Reserve Fund VIII

We were capitalized by First Reserve Fund VIII, L.P. in 2000. First Reserve Fund VIII owns approximately 86% of our outstanding common stock, all of which is being sold in this offering (assuming full exercise of the over-allotment option). Upon completion of this offering, First Reserve Fund VIII’s representatives on our board of directors, Ben A. Guill and Joseph R. Edwards, will resign from the board.

In addition, upon the completion of this offering, we will pay our Chairman, President and Chief Executive Officer, Gus D. Halas, a transaction bonus determined by a formula related to the price of our common stock at the closing of this offering. Based on the closing price of our common stock on October 20, 2005, this transaction bonus would be $1,538,465. First Reserve Fund VIII will make a capital contribution to us in order to reimburse us for payment of the transaction bonus to Mr. Halas. The amount of the capital contribution will be equal to the transaction bonus less the tax benefits that we will receive from the related tax deduction. Therefore, on an after-tax basis, there will be no impact on our net cash flows. We will account for the bonus as a compensation expense in the period that the obligation is incurred.

Our Offices

Our principal executive offices are located at 13111 Northwest Freeway, Suite 500, Houston, Texas 77040, and our telephone number is (713) 996-4110. Our website is www.t3energyservices.com. Information contained in our website does not constitute a part of this prospectus.

The Offering

Common stock offered:

By us	1,000,000 shares

By the selling stockholder	8,400,000 shares

Common stock outstanding after the offering	11,581,986 shares(1)

Nasdaq National Market symbol	“TTES”

Use of proceeds

We estimate that our net proceeds from the sale of the shares offered by us, after deducting underwriting discounts and commissions and our estimated offering expenses, will be approximately $         million ($         million if the over-allotment option is exercised in full). We will use approximately $6.3 million of the net proceeds to fund the planned expansion of our facilities and increase our manufacturing capacity, and the remainder for working capital and general corporate purposes. We will not receive any proceeds from the sale of common stock by the selling stockholder. See “Use of Proceeds.”

Dividend policy	We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	The number of shares shown to be outstanding after the consummation of the offering is based on the number of shares of our common stock outstanding as of October 1, 2005, and does not include (i) shares reserved for issuance upon the exercise of options granted or available under our stock incentive plan and (ii) warrants to purchase 327,862 shares of our common stock at an exercise price of $12.80 per share. As of October 1, 2005, we had outstanding options to purchase 539,053 shares of our common stock with a weighted average exercise price of $8.98 per share.

Summary Consolidated Financial Information

The following summary consolidated financial data for each of the three years in the period ended December 31, 2004 has been derived from our audited annual consolidated financial statements. The financial data for the six months ended June 30, 2005 and June 30, 2004 has been derived from our unaudited interim consolidated financial statements. The unaudited interim information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the six months ended June 30, 2005 are not necessarily indicative of results that may be expected for the entire year 2005. The following information should be read in conjunction with our consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands except for per share amounts)
Statement of Operations Data:
Revenues	$63,546	$51,529	$110,293	$110,583	$102,345
Cost of revenues	43,009	35,906	77,487	77,292	68,610
Depreciation	1,360	1,254	2,515	2,531	2,109
Amortization	387	17	247	474	547
Operating expenses (1)	14,234	11,863	23,905	26,166	24,013
Income from operations	6,303	3,760	8,901	7,125	9,722
Interest expense, net	1,270	1,223	2,258	2,877	2,461
Income (loss) from continuing operations (2)(3)	3,109	1,522	4,325	(1,063)	4,427
Income (loss) from discontinued operations, net of tax (4)	28	(2,565)	(2,806)	(27,216)	143
Net income (loss)	3,137	(1,043)	1,519	(28,279)	4,570
Basic earnings (loss) per common share:
Continuing operations	$0.29	$0.14	$0.41	$(0.10)	$0.43
Discontinued operations	0.01	(0.24)	(0.27)	(2.57)	0.01

Net income (loss) per common share	$0.30	$(0.10)	$0.14	$(2.67)	$0.44

Diluted earnings (loss) per common share: (5)
Continuing operations	$0.29	$0.14	$0.41	$(0.10)	$0.43
Discontinued operations	0.01	(0.24)	(0.27)	(2.57)	0.01

Net income (loss) per common share	$0.30	$(0.10)	$0.14	$(2.67)	$0.44

Weighted average common shares outstanding:
Basic	10,582	10,582	10,582	10,582	10,346
Diluted (5)	10,624	10,588	10,585	10,582	10,347
Balance Sheet Data (as of end of period):
Total assets	$143,363	$136,432	$142,341	$145,537	$186,599
Long-term debt, less current maturities	13,685	12,058	18,824	14,263	26,441
Total stockholders’ equity	107,259	101,326	104,316	102,366	130,609
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$5,872	$2,011	$7,639	$6,957	$5,917
Investing activities	(775)	(370)	(11,865)	(958)	(4,697)
Financing activities	(4,894)	(10,961)	(6,414)	(5,762)	(9,305)
Other Financial Data (unaudited):
Calculation of EBITDA:
Income (loss) from continuing operations	$3,109	$1,522	$4,325	$(1,063)	$4,427
Interest expense, net	1,270	1,223	2,258	2,877	2,461
Provision for income taxes	1,905	957	2,145	1,471	2,911
Depreciation	1,360	1,254	2,515	2,531	2,109
Amortization	387	17	247	474	547

EBITDA (6)	$8,031	$4,973	$11,490	$6,290	$12,455

(1)	In 2003, we recorded a $1.0 million charge to continuing operations for the impairment of goodwill related to our custom coatings business.

(2)	In 2003, we wrote-off a $3.5 million note receivable.

(3)	In 2003, we recorded a $0.3 million charge to other expense for repairs to a leased facility damaged by flooding.

(4)	In 2004 and 2003, we committed to dispose of substantially all of the assets within our products segment, except for certain assets related to our custom coatings business, along with certain assets within our pressure control segment. The results of operations attributable to those assets are reported as discontinued operations. This resulted in $0.5 million and $25.4 million goodwill and other intangibles impairment charges in 2004 and 2003, respectively, and $2.4 million and $2.3 million long-lived asset impairment charges in 2004 and 2003, respectively.

(5)	For the six months ended June 30, 2005 and 2004 there were 159,336 and 584,379 options, respectively, and 327,862 and 517,682 warrants, respectively, that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive. For the years ended December 31, 2004, 2003 and 2002, there were 451,945, 577,979 and 480,575 options, respectively, 517,862, 517,862 and 3,489,079 warrants, respectively, that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

(6)	EBITDA is a non-generally accepted accounting principle, or GAAP, financial measure equal to income (loss) from continuing operations, the most directly comparable GAAP measure, plus interest expense, net, provision for income taxes, depreciation and amortization. We have presented EBITDA because we use EBITDA as an integral part of our internal reporting to measure our performance and to evaluate the performance of our senior management. We consider EBITDA to be an important indicator of the operational strength of our business. Management uses EBITDA:

•	as a measure of operating performance that assists us in comparing our performance on a consistent basis because it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for budgeting and for evaluating actual results against our budgets;

•	to assess compliance with financial ratios and covenants included in our senior credit facility;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.

EBITDA eliminates the effect of considerable amounts of non-cash depreciation and amortization. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that EBITDA provides useful information to our investors regarding our performance and overall results of operations. EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either income (loss) from continuing operations as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The EBITDA measure presented in this prospectus may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

Summary Consolidated Pro Forma Financial Information

The following summary unaudited consolidated pro forma financial data for the six months ended June 30, 2005 and 2004 and each of the three years in the period ended December 31, 2004 give effect to the sale of our distribution segment as identified in the Unaudited Pro Forma Consolidated Financial Statements appearing elsewhere in this prospectus as if such transaction had occurred on January 1, 2002. The summary unaudited consolidated pro forma financial data are based on certain assumptions and adjustments and do not purport to reflect what our actual results of operations would have been had such transaction in fact occurred on January 1, 2002, nor are they necessarily indicative of the results of operations that we may achieve in the future. The following information should be read in conjunction with our consolidated financial statements and the related notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Unaudited Pro Forma Consolidated Financial Statements included elsewhere in this prospectus.

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands except per share amounts)
Statement of Operations Data:
Revenues	$44,821	$32,039	$67,428	$71,462	$65,097
Cost of revenues	28,737	21,338	45,115	48,620	41,760
Operating expenses (1)	10,136	7,925	15,888	17,620	15,735
Income from operations	5,948	2,776	6,425	5,222	7,602
Interest expense, net	1,019	1,223	2,114	2,877	2,461
Income (loss) from continuing operations (2)(3)	3,062	399	2,872	(2,248)	3,124
Income (loss) from continuing operations per common share:
Basic earnings (loss) per share	$0.29	$0.04	$0.27	$(0.21)	$0.30
Diluted earnings (loss) per share (4)	0.29	0.04	0.27	(0.21)	0.30

Weighted average common shares outstanding:
Basic	10,582	10,582	10,582	10,582	10,346
Diluted (4)	10,624	10,588	10,585	10,582	10,347

(1)	In 2003, we recorded a $1.0 million charge to continuing operations for the impairment of goodwill related to our custom coatings business.

(2)	In 2003, we wrote-off a $3.5 million note receivable.

(3)	In 2003, we recorded a $0.3 million charge to other expense for repairs to a leased facility damaged by flooding.

(4)	For the six months ended June 30, 2005 and 2004 there were 159,336 and 584,379 options, respectively, and 327,862 and 517,862 warrants, respectively, that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive. For the years ended December 31, 2004, 2003 and 2002, there were 451,945, 577,979 and 480,575 options, respectively, and 517,862, 517,862 and 3,489,079 warrants, respectively, that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors described below, together with the other information included in this prospectus, before you decide to invest in the common stock. The risks described below are the material risks of which we are currently aware; however, they may not be the only risks that we may face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also impair our business. If any of these risks develop into actual events, it could materially and adversely affect our business, financial condition, results of operations and cash flows, the trading price of your shares could decline and you may lose all or part of your investment.

Risks Related to Our Business

If we are unable to successfully manage our growth and implement our business plan, our results of operations will be adversely affected.

We have experienced significant growth in the last twelve months. To maintain our advantage of delivering new products and providing aftermarket services more rapidly than our competitors, we plan to further expand our operations by adding new facilities, upgrading existing facilities and increasing manufacturing capacity. We believe our future success depends in part on our ability to manage this expansion. The following factors could present difficulties for us:

•	inability to integrate operations between existing and new or expanded facilities;

•	shortage of operating equipment and raw materials necessary to operate our expanded business;

•	lack of a sufficient number of qualified technical and operating personnel; and

•	managing the increased costs associated with our expansion.

Our business depends on spending by the oil and gas industry, and this spending and our business may be adversely affected by industry conditions that are beyond our control.

We depend on our customers’ willingness to make operating and capital expenditures to explore for, develop and produce oil and gas. Industry conditions are influenced by numerous factors over which we have no control, such as:

•	the level of drilling activity;

•	the level of oil and gas production;

•	the demand for oil and gas related products;

•	domestic and worldwide economic conditions;

•	political instability in the Middle East and other oil producing regions;

•	the actions of the Organization of Petroleum Exporting Countries;

•	the price of foreign imports of oil and gas, including liquefied natural gas;

•	weather conditions;

•	technological advances affecting energy consumption;

•	the level of oil and gas inventories;

•	the cost of producing oil and gas;

•	the price and availability of alternative fuels;

•	merger and divestiture activity among oil and gas producers; and

•	governmental regulation.

The volatility of the oil and gas industry and the consequent impact on drilling activity could reduce the level of drilling and workover activity by some of our customers. Any such reduction could cause a decline in the demand for our products and services.

A decline in or substantial volatility of oil and gas prices could adversely affect the demand and prices for our products and services.

The demand for our products and services is substantially influenced by current and anticipated oil and gas prices and the related level of drilling activity and general production spending in the areas in which we have operations. Volatility or weakness in oil and gas prices (or the perception that oil and gas prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells or lower production spending for existing wells. This, in turn, could result in lower demand and prices for our products and services.

Historical prices for oil and gas have been volatile and are expected to continue to be volatile. For example, since 1999, oil prices have ranged from as low as approximately $10 per Bbl to over $65 per Bbl. This volatility has in the past and may in the future adversely affect our business. A prolonged low level of activity in the oil and gas industry will adversely affect the demand for our products and services.

We rely on a few key employees whose absence or loss could disrupt our operations or be adverse to our business.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services, particularly the loss of our Chairman, President and Chief Executive Officer, Gus D. Halas, and the managers of our wellhead and pipeline product lines, Alvin Dueitt and Jimmy Ray, respectively, could be adverse to our business. Although we have employment and non-competition agreements with Mr. Halas and some of our other key employees, as a practical matter, those agreements will not assure the retention of our employees, and we may not be able to enforce all of the provisions in any employment or non-competition agreement. In addition, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death or disability of our key employees.

Shortages of raw materials may restrict our operations.

The forgings and castings necessary for us to make our products are in high demand from our competitors and from participants in other industries. There can be no assurance that we will be able to continue to purchase these raw materials on a timely basis or at acceptable prices. Shortages could result in increased prices that we may be unable to pass on to customers. In addition, during periods of shortages, delivery times may be substantially longer. Any significant delay in our obtaining raw materials would have a corresponding delay in the manufacturing and delivery of our products. Any such delay might jeopardize our relationships with our customers and result in a loss of future business.

Our industry has recently experienced shortages in the availability of qualified personnel. Any difficulty we experience replacing or adding qualified personnel could adversely affect our business.

Our operations require the services of employees having technical training and experience in our business. As a result, our operations depend on the continuing availability of such personnel. Shortages of qualified personnel are occurring in our industry. If we should suffer any material loss of personnel to competitors, or be unable to employ additional or replacement personnel with the requisite level of training and experience, our operations could be adversely affected. A significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both.

We intend to expand our business through strategic acquisitions. Our acquisition strategy exposes us to various risks, including those relating to difficulties in identifying suitable acquisition opportunities and integrating businesses and the potential for increased leverage or debt service requirements.

We have pursued and intend to continue to pursue strategic acquisitions of complementary assets and businesses. Acquisitions involve numerous risks, including:

•	unanticipated costs and exposure to unforeseen liabilities;

•	difficulty in integrating the operations and assets of the acquired businesses;

•	our ability to properly maintain effective internal controls over an acquired company to comply with recently adopted public reporting requirements; and

•	risk of entering markets in which we have limited prior experience.

Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have an adverse effect on our business.

In addition, we may incur indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. Debt service requirements could represent a burden on our results of operations and financial condition and the issuance of additional equity securities could be dilutive to our existing stockholders.

The oilfield service industry in which we operate is highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins.

Many of our competitors have greater financial and other resources than we do. Our products and services are subject to competition from a number of similarly sized or larger businesses. Factors that affect competition include timely delivery of products and services, reputation, manufacturing capabilities, availability of plant capacity, price, performance and dependability. Any failure to adapt to a changing competitive environment may result in a loss of market share and a decrease in revenue and profit margins.

If we do not develop and commercialize new competitive products, our revenue may decline.

To remain competitive in the market for pressure control products and services, we must continue to develop and commercialize new products. If we are not able to develop commercially competitive products in a timely manner in response to industry demands, our business and revenues will be adversely affected. Our future ability to develop new products depends on our ability to:

•	design and commercially produce products that meet the needs of our customers;

•	successfully market new products; and

•	protect our proprietary designs from our competitors.

We may encounter resource constraints or technical or other difficulties that could delay introduction of new products and services. Our competitors may introduce new products before we do and achieve a competitive advantage.

Additionally, the time and expense invested in product development may not result in commercial products or provide revenues. We could be required to write off our entire investment in a new product that does not reach commercial viability. Moreover, we may experience operating losses after new products are introduced and commercialized because of high start-up costs, unexpected manufacturing costs or problems, or lack of demand.

The cyclical nature of or a prolonged downturn in our industry could affect the carrying value of our goodwill.

Since 2003, we have had goodwill impairments related to continuing and discontinued operations totaling $26.7 million. As of June 30, 2005, we had approximately $72.9 million of goodwill after taking into account the impairment charges. Our estimates of the value of our goodwill could be reduced as a result of various factors, some of which are beyond our control. We expect to have a goodwill impairment charge at September 30, 2005 relating to the discontinued operations of our distribution segment.

We may be faced with product liability claims.

Most of our products are used in hazardous drilling and production applications where an accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment or the environment, or suspension of operations. Despite our quality assurance measures, defects may occur in our products. Any defects could give rise to liability for damages, including consequential damages, and could impair the market’s acceptance of our products. To mitigate our risk of liability for damages, we attempt to disclaim responsibility for consequential damages, but our disclaimers may not be effective. We carry product liability insurance as a part of our commercial general liability coverage of $1 million per occurrence with a $2 million general aggregate annual limit. Additional coverage may also be available under our umbrella policy. Our insurance may not adequately cover our costs arising from defects in our products or otherwise.

Liability to customers under warranties may materially and adversely affect our earnings.

We provide warranties as to the proper operation and conformance to specifications of the products we manufacture. Failure of our products to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims, and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our earnings could be adversely affected.

Uninsured or underinsured claims or litigation or an increase in our insurance premiums could adversely impact our results.

We maintain insurance to cover potential claims and losses, including claims for personal injury or death resulting from the use of our products. We carry comprehensive insurance, including business interruption insurance, subject to deductibles, at levels we believe are sufficient to cover existing and future claims. We do not believe any of the litigation to which we currently are subject will result in any material uninsured or underinsured losses. However, it is possible an unexpected judgment could be rendered against us in cases in which we could be uninsured or underinsured and beyond the amounts we currently have reserved or anticipate incurring. Significant increases in the cost of insurance and more restrictive coverage may have an adverse impact on our results of operations. In addition, we may not be able to maintain adequate insurance coverage at rates we believe are reasonable.

Our operations are subject to stringent environmental laws and regulations that may expose us to significant costs and liabilities.

Our operations in the U.S. and abroad are subject to stringent federal, state, provincial and local environmental laws and regulations governing the discharge of materials into the environment and environmental protection. These laws and regulations require us to acquire permits to conduct regulated activities, and to incur capital expenditures to limit or prevent releases of materials from our facilities, and to respond to liabilities for pollution resulting from our operations. Governmental authorities enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations.

There is inherent risk of incurring significant environmental costs and liabilities in our business. Joint and several, and strict liability may be incurred in connection with discharges or releases of petroleum hydrocarbons and wastes on, under or from our properties and facilities, many of which have been used for industrial purposes for a number of years, oftentimes by third parties not under our control. Private parties who use our products and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations and for personal injury or property damage. In addition, changes in environmental laws and regulations occur frequently, and any such changes that result in more stringent and costly requirements could have a material adverse effect on our business. We may not be able to recover some or any of these costs from insurance.

We will be subject to political, economic and other uncertainties as we expand our international operations.

We intend to continue our expansion into international oil and gas producing areas such as Mexico and Canada. Our international operations are subject to a number of risks inherent in any business operating in foreign countries including, but not limited to:

•	political, social and economic instability;

•	currency fluctuations; and

•	government regulation that is beyond our control.

Our operations have not yet been affected to any significant extent by such conditions or events, but as our international operations expand, the exposure to these risks will increase. To the extent we make investments in foreign facilities or receive revenues in currencies other than U.S. dollars, the value of our assets and our income could be adversely affected by fluctuations in the value of local currencies.

If we are unable to complete our assessment of the adequacy of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include in each of our future annual reports on Form 10-K, beginning with our annual report for the fiscal year ended December 31, 2006, a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. We are currently undertaking a comprehensive effort in preparation for compliance with Section 404. This effort includes the documentation and evaluation of our internal controls under the direction of our management. We have been making various changes to our internal control over financial reporting as a result of our review efforts. To date, we have not identified any material weaknesses in our internal control over financial reporting, as defined by the Public Company Accounting Oversight Board. Due to the number of controls to be examined, the complexity of the project, as well as the subjectivity involved in determining effectiveness of controls, we cannot be certain that all our controls will be considered effective. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the new regulatory requirements. If we are unable to successfully implement the requirements of Section 404, it will prevent our independent auditors from issuing an unqualified attestation report on a timely basis as required by Section 404. In that event, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Risks Related to Our Common Stock

The limited liquidity for our common stock could affect your ability to sell your shares at a satisfactory price.

The market liquidity for our common stock is relatively low. As of October 20, 2005, we had 10,581,986 shares of common stock outstanding. The average daily trading volume in our common stock during the prior 60 calendar days ending on that date was approximately 20,000 shares. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In the absence of an active public trading market, you may be unable to liquidate your investment in us at a satisfactory price.

The market price of our common stock may be volatile or may decline regardless of our operating performance.

The market price of our common stock has experienced, and may continue to experience, substantial volatility. During 2005, the sale prices of our common stock on The Nasdaq National Market has ranged from a low of $6.62 to a high of $18.43 per share. We expect our common stock to continue to be subject to fluctuations. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological advances by us or our competitors;

•	current events affecting the political and economic environment in the United States;

•	conditions or trends in our industry, including demand for our products and services, technological advances and governmental regulations;

•	litigation involving or affecting us;

•	changes in financial estimates by us or by any securities analysts who might cover our stock; and

•	additions or departures of our key personnel.

The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly. In particular, the market price of our common stock may be influenced by variations in oil and gas prices, because demand for our services is closely related to those prices.

Our ability to issue preferred stock could adversely affect the rights of holders of our common stock.

Our certificate of incorporation authorizes us to issue up to 25,000,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. Accordingly, we may issue shares of any series of preferred stock that would rank senior to the common stock as to voting or dividend rights or rights upon our liquidation, dissolution or winding up.

Certain provisions in our charter documents have anti-takeover effects.

Certain provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or preventing a change in control of us. Such provisions, including those regulating the nomination and election of directors and limiting who may call special stockholders’ meetings, together with the possible issuance of our preferred stock without stockholder approval, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder’s best interest. See also “Description of Capital Stock—Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws.”

Because we have no plans to pay any dividends for the foreseeable future, investors must look solely to stock appreciation for a return on their investment in us.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to support our operations and growth. Any payment of cash dividends in the future will be dependent on the amount of funds legally available, our earnings, financial condition, capital requirements and other factors that our board of directors may deem relevant. Additionally, certain of our debt agreements restrict the payment of dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, including, but not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management, assumptions regarding our future performance and plans, and any financial guidance provided in this prospectus are forward-looking statements within the meaning of Section 27A(i) of the Securities Act of 1933, or the Securities Act, and Section 21E(i) of the Securities Exchange Act of 1934, or the Exchange Act. The words “believe,” “may,” “will,” “estimate,” “continues,” “anticipate,” “intend,” “expect” and similar expressions identify these forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. Risks and uncertainties that could cause or contribute to such differences include, without limitation, those discussed elsewhere in this prospectus and particularly above under “Risk Factors.”

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control.

Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. Our assumptions about future events may prove to be inaccurate. We caution you that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure you that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

Our net proceeds from our sale of 1,000,000 shares of common stock in this offering are estimated to be approximately $              million ($         million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses, which are payable by us. See “Underwriting.” The estimated net proceeds described above are based on the last reported sale price of our common stock on                      , 2005. We intend to use approximately $6.3 of the net proceeds from this offering to fund the planned expansion of our facilities and increase manufacturing capacity, and the remainder for working capital and general corporate purposes. We will not receive any proceeds from the sale of our common stock by the selling stockholder.

The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. We will retain broad discretion over the use of the net proceeds of this offering. We may use a portion of the net proceeds for the acquisition of businesses, products or technologies. We have no current agreements or commitments for any such acquisitions. Pending these uses, we will invest the net proceeds of this offering in short-term money market and money market equivalent securities.

PRICE RANGE OF COMMON STOCK

Our common stock trades on The Nasdaq National Market under the symbol “TTES.” The following table sets forth, for each of the periods indicated, the high and low sale prices per share of our common stock on The Nasdaq National Market:

	Price Range
	High	Low
2003
First Quarter	$7.45	$6.22
Second Quarter	$7.23	$5.64
Third Quarter	$7.20	$5.43
Fourth Quarter	$6.33	$4.77

2004
First Quarter	$7.39	$5.59
Second Quarter	$7.05	$5.90
Third Quarter	$6.40	$5.41
Fourth Quarter	$7.25	$5.45

2005
First Quarter	$10.34	$6.77
Second Quarter	$13.00	$6.62
Third Quarter	$18.43	$9.01
Fourth Quarter (through October 20, 2005)	$16.88	$11.12

On October 20, 2005, 10,581,986 shares of our common stock were outstanding and there were 132 record holders of our common stock, not including the number of persons or entities who hold stock in nominee or street name through various brokerage firms and banks. On October 20, 2005, the last closing sale price reported on The Nasdaq National Market for our common stock was $12.00 per share.

DIVIDEND POLICY

We have not paid or declared dividends on our common stock since our inception and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to support our operations and growth. Any future dividends will be dependent on the amount of funds legally available, our earnings, financial condition, capital requirements and other factors that our board of directors may deem relevant. In addition, our senior credit facility restricts the payment of dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the disposition of our distribution business on October 12, 2005 for a sale price of $8.8 million in cash, subject to a post-closing working capital adjustment; and

•	on a pro forma as adjusted basis to give further effect to the sale of our shares of common stock in this offering at an assumed offering price of $ per share (the last reported sales price of our common stock on , 2005) and the application of the estimated net proceeds from this offering after deducting underwriting discounts and commissions and our estimated offering expenses, as described under the caption “Use of Proceeds.”

This table should be read in conjunction with the information under “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our Unaudited Pro Forma Consolidated Financial Statements, our unaudited interim consolidated financial statements for the six months ended June 30, 2005, our audited consolidated financial statements for the year ended December 31, 2004 and related notes and other financial information included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except share data)
Cash and cash equivalents	$313	$313	$

Total debt:
Senior credit facility:
Revolving facility (1)	13,000	5,234
Swing line (1)	673	0
Canadian revolving line of credit	243	243
Other	58	58

Total debt	13,974	5,535
Stockholders’ equity:
Preferred stock, $.001 par value, 25,000,000 shares authorized, no shares issued or outstanding	—	—		—
Common stock, $.001 par value, 25,000,000 shares authorized, 10,581,986 shares issued and outstanding actual and pro forma and 11,581,986 shares issued and outstanding pro forma as adjusted	11	11
Warrants, 327,862 issued and outstanding	644	644
Additional paid-in capital (2)	123,174	123,174
Retained deficit (3)	(16,796)	(19,354)
Accumulated other comprehensive income	226	226

Total stockholders’ equity	$107,259	$104,701	$

Total capitalization	$121,233	$110,549	$

(1)	The net cash proceeds of $8.4 million from the sale of our distribution segment on October 12, 2005 were used to reduce the indebtedness outstanding under the senior credit facility.

(2)	Upon the completion of this offering, Mr. Halas will receive a transaction bonus, which would be $1,538,465, based on the closing price of our common stock on October 20, 2005. First Reserve Fund VIII will make a capital contribution to us in order to reimburse us on an after-tax basis for payment of the transaction bonus. We will account for this bonus as a compensation expense in the period that the obligation is incurred.

(3)	Includes a pro forma net loss of approximately $2.6 million on the sale of our distribution business.

SELECTED FINANCIAL DATA

The following information is presented in three tables for our historical reporting requirements. We began operations in the first half of 2000 by acquiring and merging two predecessor companies with different fiscal year ends. Selected historical data for these predecessor companies are presented separately below.

The following selected consolidated financial data for each of the five years in the period ended December 31, 2004 has been derived from our audited annual consolidated financial statements. The financial data for the six months ended June 30, 2005 and June 30, 2004 has been derived from our unaudited interim consolidated financial statements. The unaudited interim information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the six months ended June 30, 2005 are not necessarily indicative of results that may be expected for the entire year 2005. The following information should be read in conjunction with our consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)
	(in thousands except for per share amounts)
Statement of Operations Data:
Revenues	$63,546	$51,529	$110,293	$110,583	$102,345	$73,998	$23,396
Cost of revenues	43,009	35,906	77,487	77,292	68,610	49,645	14,413
Depreciation	1,360	1,254	2,515	2,531	2,109	1,329	400
Amortization	387	17	247	474	547	2,155	1,417
Operating expenses (1)	14,234	11,863	23,905	26,166	24,013	15,531	5,209
Income from operations	6,303	3,760	8,901	7,125	9,722	8,822	3,774
Interest expense, net (2)	1,270	1,223	2,258	2,877	2,461	4,213	2,635
Income (loss) from continuing operations (3)(4)	3,109	1,522	4,325	(1,063)	4,427	1,618	438
Income (loss) from discontinued operations, net of tax (5)	28	(2,565)	(2,806)	(27,216)	143	304	(103)
Net income (loss)	3,137	(1,043)	1,519	(28,279)	4,570	1,922	335
Basic earnings (loss) per common share:
Continuing operations	$0.29	$0.14	$0.41	$(0.10)	$0.43	$0.71	$0.34
Discontinued operations	0.01	(0.24)	(0.27)	(2.57)	0.01	0.14	(0.08)

Net income (loss) per common share	$0.30	$(0.10)	$0.14	$(2.67)	$0.44	$0.85	$0.26

Diluted earnings (loss) per common share: (6)
Continuing operations	$0.29	$0.14	$0.41	$(0.10)	$0.43	$0.68	$0.34
Discontinued operations	0.01	(0.24)	(0.27)	(2.57)	0.01	0.08	(0.08)

Net income (loss) per common share	$0.30	$(0.10)	$0.14	$(2.67)	$0.44	$0.76	$0.26

Weighted average common shares outstanding:
Basic	10,582	10,582	10,582	10,582	10,346	2,271	1,302
Diluted (6)	10,624	10,588	10,585	10,582	10,347	3,715	1,302

Balance Sheet Data (as of end of period):
Total assets	$143,363	$136,432	$142,341	$145,537	$186,599	$199,728	$66,819
Long-term debt, less current maturities	13,685	12,058	18,824	14,263	26,441	43,897	36,083
Total stockholders’ equity	107,259	101,326	104,316	102,366	130,609	116,030	22,033

Other Financial Data (unaudited):
Calculation of EBITDA:
Income (loss) from continuing operations	$3,109	$1,522	$4,325	$(1,063)	$4,427	$1,618	$438
Interest expense, net	1,270	1,223	2,258	2,877	2,461	4,213	2,635
Provision for income taxes	1,905	957	2,145	1,471	2,911	2,499	681
Depreciation	1,360	1,254	2,515	2,531	2,109	1,329	400
Amortization	387	17	247	474	547	2,155	1,417

EBITDA (7)	$8,031	$4,973	$11,490	$6,290	$12,455	$11,814	$5,571

(1)	In 2003, we recorded a $1.0 million charge to continuing operations for the impairment of goodwill related to our custom coatings business.

(2)	In 2001, we recorded a charge of $0.8 million related to the write-off of unamortized deferred loan costs.

(3)	In 2003, we wrote-off a $3.5 million note receivable.

(4)	In 2003, we recorded a $0.3 million charge to other expense for repairs to a leased facility damaged by flooding.

(5)	In 2004 and 2003, we committed to dispose of substantially all of the assets within our products segment, except for certain assets related to our custom coatings business, along with certain assets within our pressure control segment. The results of operations attributable to those assets are reported as discontinued operations. This resulted in $0.5 million and $25.4 million goodwill and other intangibles impairment charges in 2004 and 2003, respectively, and $2.4 million and $2.3 million long-lived asset impairment charges in 2004 and 2003, respectively.

(6)	For the six months ended June 30, 2005 and 2004 there were 159,336 and 584,379 options, respectively, and 327,862 and 516,682 warrants, respectively, that were not included in diluted earnings per share because their inclusion would have been anti-dilutive. For the years ended December 31, 2004, 2003, 2002, 2001 and 2000 there were 451,945, 577,979, 480,575, 282,829 and 120,588 options, respectively, and 517,862, 517,862, 3,489,079, 3,489,079 and 0 warrants, respectively, that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

(7)	EBITDA is a non-GAAP financial measure equal to income (loss) from continuing operations, the most directly comparable GAAP measure, plus interest expense, net, provision for income taxes, depreciation and amortization. We have presented EBITDA because we use EBITDA as an integral part of our internal reporting to measure our performance and to evaluate the performance of our senior management. We consider EBITDA to be an important indicator of the operational strength of our business. Management uses EBITDA:

•	as a measure of operating performance that assists us in comparing our performance on a consistent basis because it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for budgeting and for evaluating actual results against our budgets;

•	to assess compliance with financial ratios and covenants included in our senior credit facility;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.

EBITDA eliminates the effect of considerable amounts of non-cash depreciation and amortization. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that EBITDA provides useful information to our investors regarding our performance and overall results of operations. EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either income (loss) from continuing operations as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The EBITDA measure presented in this prospectus may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

Selected Historical Financial Data of Cor-Val, Inc.

The following selected unaudited historical financial data for the eleven months ended February 29, 2000 has been derived from the audited consolidated financial statements of Cor-Val, Inc. for the eleven months ended February 29, 2000. Cor-Val is our predecessor for financial reporting purposes.

Cor-Val, Inc.

Eleven Months Ended February 29, 2000 (1)
(in thousands)
Operating Data:
Sales	$10,842
Income from operations	1,616
Net income	$1,618

(1)	In July 1999, Cor-Val purchased all of the equity securities of Cor-Val Services, Inc. in exchange for common stock.

Selected Historical Financial Data of Preferred Industries, Inc.

The following selected unaudited historical financial data for the four months ended April 30, 2000 has been derived from the audited financial statements of Preferred Industries for the four months ended April 30, 2000. Preferred Industries is our predecessor for financial reporting purposes.

Preferred Industries, Inc.

Four Months Ended April 30, 2000
(in thousands)
Operating Data:
Sales	$3,808
Income from operations	641
Net income	$352

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Overview

Corporate History

We were formerly a Texas corporation named Industrial Holdings, Inc., or IHI, which was a public company with its common stock traded on The Nasdaq National Market. Our predecessor, T-3 Energy Services, Inc., or former T-3, was incorporated in Delaware in October 1999. Former T-3 began operations in the first half of 2000 by acquiring and merging with Cor-Val, Inc. and Preferred Industries, Inc.

In December 2001, former T-3 merged into IHI, with IHI as the surviving entity. Immediately after the merger, the combined company was reincorporated in Delaware under the name “T-3 Energy Services, Inc.,” and the combined company completed a one for ten reverse split of its common stock. Our common stock began trading on The Nasdaq National Market under the symbol “TTES” on the day after the merger.

As part of the merger:

•	IHI divested substantially all of its non-energy-related subsidiaries;

•	IHI stockholders converted $3.6 million of IHI debt into shares of IHI common stock;

•	First Reserve Fund VIII converted $25.3 million of former T-3 debt into shares of former T-3 common stock; and

•	First Reserve Fund VIII purchased an additional $46.8 million of shares of former T-3 common stock.

From inception until the merger, former T-3 completed the following acquisitions:

Date	Acquired Company	Consideration

February 2000	Cor-Val, Inc.	$21.4 million in cash, plus liabilities assumed and the issuance of 54,508 shares of former T-3 common stock
April 2000	Preferred Industries, Inc.	$18.8 million in cash, plus liabilities assumed and issuance of 18,169 shares of former T-3 common stock
April 2000	O&M Equipment, Inc.	$1.4 million in cash, plus liabilities assumed and a maximum earnout of $1.0 million based on the performance of O&M Equipment through 2002
September 2000	Control Products of Louisiana, Inc.	$6.6 million in cash, plus liabilities assumed
December 2000	Coastal Electric Motors, Inc.	$3.7 million in cash, plus liabilities assumed

The cash portion of all of these acquisitions was financed through sales of former T-3 common stock to First Reserve Fund VIII and debt financing provided by the sellers or third parties.

During October 2004, we acquired Oilco for approximately $10.4 million, through which we entered the Canadian market, acquired complementary pressure control products and expanded our product offerings to include elastomers.

During July 2005, we expanded into Mexico by entering into a joint participation agreement with Servicios Y Maquinaria De Mexico, S.A. de C.V., or SYMMSA, a subsidiary of GRUPO R, a conglomerate of companies that provides services to the energy and industrial sectors in Mexico.

We historically operated in three segments, which were pressure control, distribution and products. However, in a series of transactions described below between the first quarter of 2004 and October 12, 2005, we sold substantially all of the assets of our products and distribution businesses.

In 2004, we:

•	sold our non-core fastener businesses for approximately $7.4 million;

•	sold the remaining assets of our products segment, except for certain assets related to our custom coatings business, along with certain assets of our pressure control business, for approximately $2.5 million; and

•	sold certain assets of the spray weld division of O&M Equipment, L.P. for approximately $0.3 million.

In October 2005, we sold our distribution business for approximately $8.8 million in cash.

As a result of these dispositions, our focus now is on our pressure control business, which is our only remaining reporting segment.

The sale of our products and distribution segments constituted sales of businesses. Our results of operations for our products segment have been reported as discontinued operations in 2005, 2004, 2003 and 2002. Our results of operations for our distribution segment will be reported as discontinued operations beginning with the filing of our Form 10-Q for the quarter ended September 30, 2005. We expect to record a loss from the sale of our distribution business in the quarter ended September 30, 2005.

How We Generate Our Revenue

We manufacture, repair and service products used in the drilling and completion of new oil and gas wells, the workover of existing wells, and the production and transportation of oil and gas. Our products are used in both onshore and offshore applications. Our customer base, which operates in active oil and gas basins throughout the world, consists of leading drilling contractors, exploration and production companies and pipeline companies, including Grey Wolf Drilling, Nabors Drilling International, Diamond Offshore Drilling, Weatherford International and ExxonMobil, among others.

We have three product lines within our pressure control reporting segment. Those product lines are pressure and flow control, wellhead and pipeline. Within each of those product lines, we sell new products and also provide aftermarket parts and services. New products are those we manufacture or have manufactured for us by others who use our new product designs. Aftermarket products and services include all remanufactured products and parts and repair and field services.

Demand for our pressure and flow control and wellhead products and services is driven by exploration and development activity levels, which in turn are directly related to current and anticipated oil and gas prices. Demand for our pipeline products and services is driven by maintenance, repair and construction activities for pipeline, gathering and transmission systems.

We typically bid for new product sales and repair work. Field service work is offered at a fixed rate plus expenses.

How We Evaluate Our Operations

Our management uses the following financial and operational measurements to analyze the performance of our products and services:

•	revenue and facility output;

•	material and labor expenses as a percentage of revenue;

•	selling, general and administrative expenses as a percentage of revenue;

•	EBITDA; and

•	financial and operational models.

Revenue and Facility Output

We monitor our revenue and facility output and analyze trends to determine the relative performance of each of our facilities. Our analysis enables us to more efficiently operate our facilities and determine if we need to refine our processes and procedures at any one location to improve operational efficiency.

Material and Labor Expenses as a Percentage of Revenue

Material and labor expenses are composed primarily of cost of materials, labor costs and the indirect costs associated with our products and services. With the exception of costs of materials used in our products, the cost of these expenses as a percentage of revenue has historically remained relatively stable.

Our material costs primarily include the cost of inventory consumed in the manufacturing and remanufacturing of our products and in providing repair services. Increases in our material costs are frequently passed on to our customers. However, due to the timing of our marketing and bidding cycles, there generally is a delay of several weeks or months from the time that we incur an actual price increase until the time that we can pass on that increase to our customers.

Our labor costs consist primarily of wages at our facilities. As a result of increased activity in the oil and gas industry, there have been recent shortages of qualified machinists at some of our facilities. We may have to raise wage rates to attract and train workers to expand our current work force.

Selling, General and Administrative Expenses as a Percentage of Revenue

Our selling, general and administrative expenses, or SG&A, expenses, include administrative and marketing costs, the costs of employee compensation and related benefits, office and lease expenses, insurance costs and professional fees, as well as other costs and expenses not directly related to our operations. Our management continually evaluates the level of our SG&A expenses in relation to our revenue because these expenses have a direct impact on our profitability. We believe that our SG&A expenses will increase in 2006 due to costs of complying with the Sarbanes-Oxley Act.

EBITDA

We define EBITDA as income (loss) from continuing operations before interest expense, net, income tax expense and depreciation and amortization expense. Our management uses EBITDA:

•	as a measure of operating performance that assists us in comparing our performance on a consistent basis because it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for budgeting and for evaluating actual results against our budgets;

•	to assess compliance with financial ratios and covenants included in our senior credit facility;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.

Financial and Operational Models

We couple our evaluation of financial data with performance data that tracks financial losses due to safety incidents, product warranty and quality control; customer satisfaction; employee productivity; and management system compliance. The information is collected in a proprietary statistical tracking program that automatically compiles and statistically analyzes real-time trends. This information helps us ensure that each of our facilities improves with respect to customer and market demands.

Loss Management.  We incur operational losses from employee injuries, product warranty claims and quality control costs. We track both incident rates and costs. We also track quality control and warranty expenses through specialized software. All direct expenses incurred due to warranty, quality control and safety incidents are statistically analyzed as a percentage of sales.

Customer Satisfaction.  We monitor our customers’ level of satisfaction regarding our delivery, product quality, and service through customer surveys and other data collection methods. All information collected from the customer satisfaction assessments are statistically compiled to track annual performance. All customer complaints are processed through a corrective action program.

Employee Productivity.  We have increased employee training. Each of our facilities is provided a benchmark under which its employees are evaluated through a collection of practical examinations, written examinations, presentations and in-house training videos. As the collected information is evaluated, deficiencies are identified and corrective actions are assessed.

Management System Compliance.  We currently use four management programs designed to consistently manage all aspects of our operations at each facility, while providing useful tools to limit operational liabilities and improve profitability. These programs incorporate various performance standards that are useful in the evaluation of operational performance in the pursuit of continual improvement. Compliance with the standards set forth in those programs is evaluated several times a year through a combination of customer audits, third party audits and internal audits. Each facility’s compliance with the standards is then evaluated and all deficiencies identified are analyzed and corrective actions assessed. Corrective actions at each facility are used to implement preventative action at the remaining facilities.

How We Manage Our Operations

Our management team uses a variety of tools to monitor and manage our operations, including:

•	safety and environmental management systems;

•	quality management systems;

•	statistical tracking systems; and

•	inventory turnover rates.

Safety and Environmental Management Systems

Our Safety Management System, or SMS, monitors our training program as it relates to OSHA compliance. Through a collection of regulatory audits and internal audits, we can evaluate each facility’s compliance with regulatory requirements and take corrective actions necessary to ensure compliance.

We also use our SMS to ensure that employee training is conducted on a regular basis. Several employee qualification programs are managed from our SMS to ensure that our employees perform their duties as safely as possible. All employees are individually evaluated with respect to their safety performance, and these evaluations are incorporated into all annual employee reviews.

Similar to the SMS, our Environmental Management System monitors compliance with environmental laws. Each of our facilities is continually evaluated against collected data to identify possible deficiencies.

Quality Management Systems

All processes, employee certification programs, and inspection activities are managed through our Quality Management Systems, or QMS . Our QMS is based on several industrial standards and is coupled with performance models to ensure continual monitoring and improvement of the program. Each of our facilities has a quality management team that is charged with assuring that day-to-day operations are conducted consistently and within the protocols outlined in the QMS. Operational steps continually are monitored and evaluated against customer and industrial requirements. To ensure that all QMS elements are operating as designed and to provide an addition level of support at each facility, we have assigned a quality director at each facility who monitors individual facility performance and helps manage critical operations.

Statistical Tracking Systems

We have developed a statistical tracking program that assists in the real time compilation of data from each facility and then automatically assesses the data through various data analysis tools. Facility managers and operational executives are provided summary reports, providing information about their performance and how it compares to industrial and internal benchmarks.

Inventory Turnover Rates

The cost of our material inventory represents a significant portion of our cost of revenue from our product lines. As a result, maintaining an optimum level of inventory at each of our facilities in an important factor in managing our operations. We continually monitor the inventory turnover rates for each of our product lines and adjusts the frequency of inventory orders as appropriate to maintain the optimum level of inventory based on activity level for each product line.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. We prepare these financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We base our estimates on historical experience, available information and various other assumptions we believe to be reasonable under the circumstances. We evaluate our estimates on an on-going basis; however, actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in our consolidated financial statements included in this prospectus beginning on page F-1. The accounting policies we believe to be the most critical to our reporting of our financial condition and results of operations and that require management’s most difficult, subjective or complex judgments and estimates are described below.

Accounts Receivable. Accounts receivable are stated at the historical carrying amount, net of write-offs and the allowance for doubtful accounts. Our receivables are exposed to concentrations of credit risk since a majority of our business is conducted with companies in the oil and gas, petrochemical, chemical and petroleum refining industries in the Gulf Coast region and Canada. We continually monitor collections and evaluate the financial strength of our customers but do not require collateral to support our domestic customer receivables. We may require collateral to support our international customer receivables, if any. We provide an allowance for doubtful accounts for potential collection issues in addition to reserves for specific accounts receivable where collection is no longer probable. We cannot assure you that we will continue to experience the same credit loss rates we have in the past or that our losses will not exceed the amount reserved.

Inventory. We regularly review inventory quantities on hand and record a provision for excess and slow moving inventory to write down the recorded cost of inventory to its fair market value. This analysis is based primarily on the length of time the item has remained in inventory and management’s consideration of current and expected market conditions.

Long-Lived Assets. We review our long-lived assets to determine whether any events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable. Long-lived assets include property, plant and equipment and definite-lived intangibles. We base our evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If these impairment indicators are present or other factors exist that indicate the carrying amount of an asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. The undiscounted cash flow analysis consists of estimating the future cash flows that are directly associated with and expected to arise from the use and eventual disposition of the asset over its remaining useful life. These cash flows are inherently subjective and require significant estimates based upon historical experience and future expectations reflected in our budgets and internal projections. If the undiscounted cash flows do not exceed the carrying value of the long-lived asset, an impairment has occurred, and we recognize a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows. No significant impairment occurred for assets of continuing operations for the years ended December 31, 2004, 2003 and 2002.

Goodwill and Other Intangible Assets. Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses and represents a significant portion of our assets. Identifiable intangible assets acquired in business combinations are recorded based upon fair market value at the date of acquisition.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” This standard changed the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and at least an annual test for impairment of goodwill and intangibles with indefinite lives.

Our annual tests of impairment of goodwill and indefinite life intangibles are performed as of December 31. The fair values of our reporting units are determined based on each reporting unit’s projected discounted cash flow and publicly traded company multiples and acquisition multiples of comparable businesses. During 2002, 2003 and 2004, we completed the transitional goodwill and indefinite life intangibles impairment tests as well as the annual impairment tests required by SFAS No. 142. Our annual impairment calculations for 2002 and 2004 indicated the fair value of each reporting unit exceeded its carrying amount and, accordingly, goodwill and indefinite life intangibles were not impaired.

During the fourth quarter of 2003, we committed to a formal plan to sell certain non-core assets within our products segment. At December 31, 2003, the assets held for sale constituted a business and thus were classified as discontinued operations. Goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. For the year ended December 31, 2003, we recorded a goodwill impairment charge of $10.2 million related to the disposal of these assets.

In connection with the disposition of these non-core assets, we reevaluated our expectations for the earnings, growth and contribution of our products segment for 2004 and concluded that the segment would continue to contribute positively to our consolidated results of operations and cash flows but at a much-reduced level. This determination took into account softness in the Gulf of Mexico upstream and downstream oil and gas industry as well as lower revenues generated from larger fabricated equipment and component sales. In addition, we expected lower revenues from our electrical motor and generator repair and storage business.

Accordingly, at December 31, 2003, we assessed the realizability of our recorded goodwill and other intangibles under SFAS No. 142. Our analysis indicated that goodwill was impaired for the remaining businesses within the products segment. We then performed a discounted cash flow analysis and used other market methods to estimate the fair value of the assets and liabilities other than goodwill and intangibles. This assessment indicated that goodwill of $16.2 million, of which $1.0 million is attributable to our custom coatings business, was impaired.

During the second quarter of 2004, we again reevaluated our expectations for the earnings, growth and contribution of the products segment. As part of this reevaluation, we decided to sell substantially all of the remaining assets within our products segment, except for certain assets related to our custom coatings business, along with certain assets within our pressure control segment. At June 30, 2004, pressure control goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. This resulted in a goodwill impairment charge of $0.3 million in discontinued operations during the second quarter of 2004, related to the assets being sold within our pressure control segment.

Self Insurance. We are self-insured up to certain levels for our group medical coverage. The amounts in excess of the self-insured levels are fully insured, up to a limit. Liabilities associated with these risks are estimated by considering historical claims experience. Although we believe adequate reserves have been provided for expected liabilities arising from our self-insured obligations, projections of future losses are inherently uncertain, and it is possible that our estimates of these liabilities may change over the near term as circumstances develop.

Income Taxes. We provide for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Our effective tax rates for 2004, 2003 and 2002 were 33%, 361% and 40%, respectively. Our effective tax rate for 2003 was significantly higher relative to 2002 and 2004 because of the write-off of non-deductible goodwill and the effect of non-deductible expenses.

We operate in several domestic tax jurisdictions and certain foreign tax jurisdictions. As a result, we are subject to domestic and foreign tax jurisdictions and tax agreements and treaties among the various taxing authorities. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that we must pay during any given year.

We record a valuation allowance to reduce the carrying value of our deferred tax assets when it is more likely than not that some or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends upon our ability to generate sufficient taxable income of the appropriate character in the future. In evaluating our ability to recover our deferred tax assets, we consider all reasonably available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future state, federal and international pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. When the likelihood of the realization of existing deferred tax assets changes, adjustments to the valuation allowance are charged, in the period in which the determination is made, either to income or goodwill, depending upon when that portion of the valuation allowance was originally created. In addition, we have identified various domestic and international tax planning strategies we would implement, if necessary, to enable the realization of our deferred tax assets.

As of December 31, 2004, our net deferred tax assets were $6.0 million excluding a related valuation allowance of $6.1 million.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (R), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” Generally, the approach to accounting for share-based payments in SFAS 123 (R) is similar to the approach described in SFAS 123. However, SFAS 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123 (R) is effective at the beginning of the first interim or annual period beginning after June 15, 2005. We are currently evaluating the impact this will have, but do not expect it to have a material impact on our financial condition, results of operations and cash flows.

In December 2004, the FASB issued FASB Staff Position No. 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” or FSP 109-1, and FASB Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,” or FSP 109-2. FSP 109-1 clarifies the guidance in SFAS No. 109 and provides that the new deduction for qualified domestic production activities under the American Jobs Creation Act of 2004, or the AJCA, should be accounted for as a special deduction under SFAS 109, not as a tax-rate reduction, because the deduction is contingent on performing activities identified in the AJCA. FSP 109-2 addresses the effect of the AJCA’s one-time deduction for qualifying repatriations of foreign earnings. FSP 109-2 allows additional time for companies to determine whether any foreign earnings will be repatriated under the AJCA’s one-time deduction for repatriated earnings and how the AJCA affects whether undistributed earnings continue to qualify for SFAS 109’s exception from recognizing deferred tax liabilities. We are currently evaluating the impact of FSP 109-1 and FSP 109-2 will have on our financial position, results of operations and cash flows.

Results of Operations

The following table sets forth certain operating statement data for each of our segments for the six-month periods ended June 30, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2004. Reclassifications have been made for discontinued operations of our products segment to previously reported amounts to make them consistent with current presentation format. The sale of our distribution segment will be reported as a discontinued operations in our financial statements for the quarter ended September 30, 2005, and we now operate under one reporting segment.

	Six Months Ended June 30,		For the Years Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
	(in thousands)
Revenues:
Pressure Control	$44,821	$32,039	$67,428	$71,462	$65,097
Distribution	18,725	19,490	42,865	39,121	37,248

	63,546	51,529	110,293	110,583	102,345

Cost of revenues:
Pressure Control	28,737	21,338	45,115	48,620	41,760
Distribution	14,272	14,568	32,372	28,672	26,850

	43,009	35,906	77,487	77,292	68,610

Gross profit:
Pressure Control	16,084	10,701	22,313	22,842	23,337
Distribution	4,453	4,922	10,493	10,449	10,398

	20,537	15,623	32,806	33,291	33,735

Operating expenses:
Pressure Control	6,957	4,963	10,488	11,214	10,077
Distribution	4,098	3,938	8,017	8,546	8,278
Corporate	3,179	2,962	5,400	6,406	5,658

	14,234	11,863	23,905	26,166	24,013

Income (loss) from operations:
Pressure Control	9,127	5,738	11,825	11,628	13,260
Distribution	355	984	2,476	1,903	2,120
Corporate	(3,179)	(2,962)	(5,400)	(6,406)	(5,658)

	$6,303	$3,760	$8,901	$7,125	$9,722

Six Months Ended June 30, 2005 Compared with Six Months Ended June 30, 2004

Revenues.  Revenues increased $12.0 million, or 23.3%, during the six months ended June 30, 2005 compared to the six months ended June 30, 2004.

Revenues for the pressure control segment increased $12.8 million, or 39.9%, during the six months ended June 30, 2005 compared to the six months ended June 30, 2004. The increase was primarily attributable to increased revenues resulting from increased activity in the oil and gas industry and the purchase of Oilco during the fourth quarter of 2004.

Revenues for our distribution segment decreased $0.8 million, or 3.9%, during the six months ended June 30, 2005 compared to the six months ended June 30, 2004 due to decreased pipe and valve distribution sales. These decreased sales were primarily a result of increased competition in two major market areas and the loss of a few key customers due to this competition.

Cost of Revenues.  Cost of revenues increased $7.1 million, or 19.8%, during the six months ended June 30, 2005 compared to the six months ended June 30, 2004 primarily as a result of the increase in revenues described above. Gross profit as a percentage of revenues was 32.3% during the six months ended June 30, 2005 compared to 30.3% during the six months ended June 30, 2004.

Cost of revenues for the pressure control segment increased $7.4 million, or 34.7%, during the six months ended June 30, 2005 compared to the six months ended June 30, 2004. The increase was primarily due to the increase in revenues described above. Gross profit as a percentage of revenues was 35.9% during the six months ended June 30, 2005 compared to 33.4% during the six months ended June 30, 2004.

Gross profit margin was higher on a consolidated basis and for the pressure control segment in 2005 due to improved pricing as a result of the increased demand for our pressure control products and services, the mix between products and service revenues, and cost reduction strategies taking effect in 2005, including lower self-insured medical costs. Also, gross profit margins for 2004 were negatively impacted due to increased product modification and development expenses during 2004.

Cost of revenues for our distribution segment decreased $0.3 million, or 2.0%, during the six months ended June 30, 2005 compared to the six months ended June 30, 2004, primarily due to the decrease in revenues in 2005. Gross profit as a percentage of revenues was 23.8% during the six months ended June 30, 2005 compared to 25.3% during the six months ended June 30, 2004. Gross profit margin was lower for the distribution segment in 2005 due to the volume and mix of pipe and valve sales.

Operating Expenses.  Operating expenses increased $2.4 million, or 20.0%, during the six months ended June 30, 2005 compared to the six months ended June 30, 2004. This increase was primarily due to the increase in revenues described above. Operating expenses as a percentage of revenues were 22.4% during the six months ended June 30, 2005 compared to 23.0% during the six months ended June 30, 2004. This decrease was due to cost reduction strategies having more of an effect in 2005, including lower overall self-insured medical costs, partially offset by increased costs of complying with regulatory requirements and consulting costs.

Operating expenses for the pressure control segment increased $2.0 million, or 40.2%, during the six months ended June 30, 2005 compared to the six months ended June 30, 2004. This increase was primarily due to the increase in revenues described above. Operating expenses as a percentage of revenues were 15.5% during the six months ended June 30, 2005 and 2004.

Operating expenses for the distribution segment increased $0.2 million, or 4.0%, during the six months ended June 30, 2005 compared to the six months ended June 30, 2004. As a percentage of revenues, operating expenses increased from 20.2% during the six months ended June 30, 2004 to 21.9% during the six months ended June 30, 2005, primarily because operating expenses did not decrease proportionally with decreases in revenues, and because of increased costs of complying with regulatory requirements and consulting costs.

Operating expenses for corporate operations increased $0.2 million, or 7.3%, during the six months ended June 30, 2005 compared to the six months ended June 30, 2004. This increase was primarily attributable to increased costs of complying with regulatory requirements and consulting costs, partially offset by cost reduction strategies having more of an effect in 2005, including lower self-insured medical costs.

Interest Expense.  Interest expense was $1.3 million for both the six months ended June 30, 2005 and 2004. Interest expense for the six months ended June 30, 2005 included the write-down of deferred loan costs of $0.4 million, which was offset by lower interest rates and debt levels during 2005.

Income Taxes.  Income tax expense for the six months ended June 30, 2005 was $1.9 million as compared to $1.0 million in the six months ended June 30, 2004. The increase was primarily due to an increase in income before taxes. The effective tax rate was 38.0% in the six months ended June 30, 2005 compared to 38.6% in the six months ended June 30, 2004.

Income from Continuing Operations.  Income from continuing operations was $3.1 million in the six months ended June 30, 2005 compared with $1.5 million in the six months ended June 30, 2004 as a result of the foregoing factors.

Discontinued Operations.  During 2004, we sold certain non-core assets within our products segment. These assets constituted businesses and thus their results of operations have been reported as discontinued operations in 2005 and 2004.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenues.  Revenues decreased $0.3 million, or 0.3%, in 2004 compared to 2003. Although United States drilling activity increased from year to year and oil and gas prices increased, revenues declined primarily as a result of softness in the Gulf of Mexico rig count and increased pricing pressure in our pressure control segment. This decrease was offset by increased revenues from certain pressure control products and services resulting from an improved United States onshore rig count, the purchase of Oilco and increased pipe and valve distribution sales.

Revenues for the pressure control segment decreased $4.0 million, or 6%, in 2004 compared to 2003. The decrease was primarily attributable to the softness in the Gulf of Mexico drilling rig count and continued pricing pressure for substantially all of our products and services. This decrease was partially offset by increased revenues from an improved United States onshore rig count and the purchase of Oilco during the fourth quarter of 2004.

Revenues for our distribution segment increased $3.7 million, or 10%, in 2004 compared to 2003 due to increased pipe and valve distribution sales.

Cost of Revenues.  Cost of revenues increased $0.2 million, or 0.3%, in 2004 compared to 2003. Gross profit as a percentage of revenues was 30% in 2004, the same as in 2003.

Cost of revenues for our pressure control segment decreased $3.5 million, or 7%, in 2004 compared to 2003. The decrease was primarily a result of the decrease in revenues described above. Gross profit as a percentage of revenues was 33% in 2004 compared to 32% in 2003. Gross profit margin was higher during 2004 due to cost reduction strategies, including lower self-insured medical costs and slightly improved margins from some of our products and services resulting from an improved United States onshore rig count. This was partially offset by pricing pressure on other products.

Cost of revenues for our distribution segment increased $3.7 million, or 13%, in 2004 compared to 2003, primarily due to the increase in revenues in 2004. Gross profit as a percentage of revenues was 24% in 2004 compared to 27% in 2003. Gross profit margin was lower in 2004 due to continued pricing pressure and the volume and mix of pipe and valve sales.

Operating Expenses.  Operating expenses decreased $2.3 million, or 9%, in 2004 compared to 2003. As a percentage of revenues, operating expenses were 22% in 2004 compared to 24% in 2003. Operating expenses decreased primarily due to cost reduction strategies, including lower self-insured medical costs and personnel reductions, and a goodwill impairment charge during 2003. This decrease was partially offset by expenses associated with the improvement of our pressure control segment’s engineering and technical sales support group, the purchase of Oilco during 2004 and the expansion of our distribution segment.

Operating expenses for our pressure control segment decreased $0.8 million, or 7%, in 2004 compared to 2003. As a percentage of revenues, operating expenses decreased from 16% in 2003 to 15% in 2004. The decrease was primarily the result of lower self-insured medical costs during 2004 and a goodwill impairment of $1.0 million during 2003. This decrease in 2004 was partially offset by the write-off of $0.2 million relating to other intangible assets associated with the disposition of certain spray welding assets, expenses associated with the improvement of our engineering and technical sales support division, and the purchase of Oilco during 2004.

Operating expenses for our distribution segment decreased $0.5 million, or 6%, in 2004 compared to 2003. As a percentage of revenues, operating expenses decreased from 22% in 2003 to 19% in 2004. This decrease was primarily due to cost reduction strategies, including lower self-insured medical costs, offset partially by costs associated with the expansion of the distribution segment.

Operating expenses for corporate operations decreased $1.0 million, or 16%, in 2004 compared to 2003. This was primarily attributable to cost reduction strategies and personnel reductions, offset partially by increased external reporting costs and consulting fees.

Interest Expense.  Interest expense decreased to $2.5 million in 2004 from $3.1 million in 2003, primarily as a result of lower debt levels and interest rates during 2004.

Interest Income.  Interest income was primarily generated from seller notes receivable that arose in conjunction with the sale by IHI of several business units before the merger with former T-3.

Write-off of Note Receivable.  In 2003, we wrote-off a $3.5 million note receivable that was acquired in conjunction with the disposal by IHI of Beaird Industries, Inc. before the completion of IHI’s merger with former T-3. During 2003, we were informed by the payor of the note of its inability to make payments and that its refinancing efforts had been unsuccessful.

Other (Income) Expense, Net.  Other (income) expense, net consists primarily of losses on sales of fixed assets during 2004. The decrease of $0.2 million from 2003 was primarily due to a $0.3 million charge recorded during 2003 related to a casualty loss at one of our operating facilities in August 2003.

Income Taxes.  Income tax expense for 2004 was $2.1 million as compared to $1.5 million in 2003. In 2004, the effective tax rate was 33% and was increased by the effect of non-deductible expenses, offset by a decrease in the valuation allowance on deferred tax assets, and state income taxes, net of the federal benefit provided. The effective tax rate was 361% in 2003 primarily due to the write-off of non-deductible goodwill and the effect of non-deductible expenses.

Income (Loss) from Continuing Operations.  Income from continuing operations was $4.3 million in 2004 compared with a loss from continuing operations of $1.1 million in 2003 as a result of the foregoing factors.

Discontinued Operations.  During the fourth quarter of 2003, we committed to a formal plan to sell certain non-core assets within our products segment. The sale of these assets was consummated in February 2004. Goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. For the year ended December 31, 2003, we recorded a loss of $11.3 million, net of tax, based upon a pending sales contract. Included in this loss was a goodwill impairment charge of $10.2 million and a long-lived asset impairment of $2.3 million.

Also during the fourth quarter of 2003, we reevaluated our expectations for the earnings, growth and contribution of the remaining assets within our products segment. This resulted in an additional goodwill impairment charge of $15.2 million in 2003. We committed to formal plans to sell these remaining assets within our products segment, along with certain assets within our pressure control segment, during the second quarter of 2004 and recorded a loss of $2.9 million. Included in this loss was a goodwill impairment charge of $0.3 million, a $0.2 million charge to other intangible assets and a $2.4 million charge to tangible assets.

All of the above asset sales constituted businesses and thus their results of operations have been reported in discontinued operations for the periods presented.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Revenues.  Revenues increased $8.2 million, or 8%, in 2003 compared to 2002. This increase was attributable to an improved United States onshore rig count, increased market penetration for our pressure control products and services, and increased revenues in our distribution segment resulting from several large customer projects.

Revenues for our pressure control segment increased $6.3 million, or 10%, in 2003 compared to 2002. The increase was primarily attributable to the increased United States onshore rig count and a slight increase in market share for our pressure control products and services.

Revenues for our distribution segment increased $1.9 million, or 5%, in 2003 compared to 2002 due to several large customer projects. These projects offset a slight decline in the volume of orders that typically comprise our revenue base due to softness in activity in the Gulf of Mexico and pricing pressure for our products and services. Adverse weather in the Gulf of Mexico in late September 2002 had a negative impact on revenues in 2002.

Cost of Revenues.  Cost of revenues increased $8.7 million, or 13%, in 2003 compared to 2002. Gross profit as a percentage of revenues was 30% in 2003 compared to 33% in 2002. Gross profit margin was lower in 2003 compared to 2002 because of pricing pressure for our products and services and increased insurance and self-insured medical costs.

Cost of revenues for our pressure control segment increased $6.9 million, or 16%, in 2003 compared to 2002. The increase was primarily a result of the increase in revenues described above. Gross profit as a percentage of revenues was 32% in 2003 compared to 36% in 2002. The decrease was due to pricing pressure for our products and services, increased insurance and self-insured medical costs, a shift in product mix to lower margin items and the temporarily higher than normal manufacturing costs of one of our new manufactured pressure control products.

Cost of revenues for our distribution segment increased $1.8 million, or 7%, in 2003 compared to 2002, primarily due to the increase in revenues in 2003. Gross profit as a percentage of revenues was 27% in 2003 compared to 28% in 2002. Gross profit margin decreased primarily because of pricing pressure for our products, startup costs associated with the sale and distribution of a new valve automation product line and initial costs associated with new distribution facilities located in Houston and Beaumont, Texas.

Operating Expenses.  Operating expenses increased $2.1 million, or 9%, in 2003 compared to 2002. As a percentage of revenues, operating expenses were 24% in 2003 compared to 23% in 2002. The increase was primarily attributable to the increased revenues, a goodwill impairment charge, and costs associated with relocation and compensation expenses for new management and the recognition of severance payments to former management.

Operating expenses for our pressure control segment increased $1.1 million, or 11%, in 2003 compared to 2002 primarily due to a goodwill impairment charge of $1.0 million related to our custom coatings business.

Operating expenses for our distribution segment increased $0.3 million, or 3%, in 2003 compared to 2002. As a percentage of revenues, operating expenses remained at 22% in both 2003 and 2002.

Operating expenses for corporate operations increased $0.7 million, or 13%, in 2003 compared to 2002. This was primarily attributable to an increase in costs associated with relocation and compensation expenses for new management, the recognition of severance payments to former management, the integration of the former IHI operating units into former T-3, and professional fees.

Interest Expense.  Interest expense was $3.1 million in both 2003 and 2002.

Interest Income.  Interest income was generated from seller notes receivable that arose in conjunction with the sale by IHI of several business units before the merger with former T-3.

Write-off of Acquired Note Receivable.  In 2003, we wrote-off a $3.5 million note receivable that was acquired in conjunction with the disposal by IHI of Beaird Industries, Inc. before the completion of IHI’s merger with former T-3. During 2003, we were informed by the payor of the note of its inability to make payments and that its ongoing refinancing efforts to date had been unsuccessful. Before 2003, we had received interest payments in accordance with the specified terms of the note.

Other (Income) Expense, net.  Other (income) expense, net consists primarily of a $0.3 million charge related to a casualty loss at one of our operating facilities in August 2003.

Income Taxes.  Income tax expense for 2003 was $1.5 million as compared to $2.9 million in 2002. Income tax expense in 2003 is attributable to the write-off of non-deductible goodwill and other non-deductible expenses. In 2002, the effective tax rate was 40%, which was caused by the effect of non-deductible expenses and state income taxes, net of the federal benefit provided.

Income (Loss) from Continuing Operations.  Loss from continuing operations was $1.1 million in 2003 compared with income from continuing operations of $4.4 million in 2002 as a result of the foregoing factors.

Discontinued Operations.  During the fourth quarter of 2003, we committed to a formal plan to sell certain non-core assets within our products segment. The sale of these assets was consummated in February 2004. Goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. For the year ended December 31, 2003, we recorded a loss of $11.3 million, net of tax, based upon a pending sales contract. Included in this loss was a goodwill impairment charge of $10.2 million and a long-lived asset impairment of $2.3 million.

Also during the fourth quarter of 2003, we reevaluated our expectations for the earnings, growth and contribution of the remaining assets within our products segment. This resulted in an additional goodwill impairment charge of $15.2 million. We committed to formal plans to sell these remaining assets within our products segment, along with certain assets within our pressure control segment, during the second quarter of 2004.

All of the above asset sales constituted businesses and thus their results of operations have been reported in discontinued operations for the periods presented.

Liquidity and Capital Resources

At June 30, 2005, we had working capital of $26.8 million, current maturities of long-term debt of $0.3 million, long-term debt (net of current maturities) of $13.7 million and stockholders’ equity of $107.3 million. Historically, our principal liquidity requirements and uses of cash have been for debt service, capital expenditures, working capital and acquisition financing, and our principal sources of liquidity and cash have been from cash flows from operations, borrowings under long-term debt arrangements and issuances of equity securities. We have historically financed acquisitions through bank borrowings, sales of equity (primarily to First Reserve Fund VIII), debt from sellers and internally generated funds.

Net Cash Provided by Operating Activities.  For the six months ended June 30, 2005, net cash provided by operating activities was $5.9 million compared to $2.1 million provided in the same period in 2004. Cash provided by operations increased in 2005 as compared to 2004 because of increased sales activity and a decrease in the aging of accounts receivable.

For the year ended December 31, 2004, net cash provided by operating activities was $7.6 million compared to $7.0 million in 2003 and $5.9 million in 2002. The increase of $0.6 million for 2004 as compared to 2003 was primarily attributable to an increase in the aging of accounts payable and a decrease in the aging of accounts receivable, partially offset by increases in certain inventories to take advantage of favorable pricing and expansion of our distribution segment. Cash provided by operations increased in 2003 as compared to 2002 primarily because of payment of certain accrued expenses during 2002, partially offset by increased payments on accounts payable during 2003.

Net Cash Used in Investing Activities.  Principal uses of cash are for capital expenditures and acquisitions. For the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002, we made capital expenditures of approximately $0.8 million, $1.0 million, $2.5 million, $1.0 million and $4.8 million, respectively. Cash consideration paid for acquisitions was $10.4 million in 2004 (see Note 2 to our consolidated financial statements). There were no acquisitions in the six months ended June 30, 2005 and 2004 and the years ended December 31, 2003 and 2002.

Net Cash Used in Financing Activities.  Sources of cash from financing activities include borrowings under our credit facilities and sales of equity securities. Principal uses of cash include payments on long-term debt and the senior credit facility. Financing activities used $4.9 million, $11.0 million, $6.4 million, $5.8 million and $9.3 million of net cash in the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002, respectively. We had proceeds from issuance of long-term debt of $3.0 million in 2004 and no such proceeds in the six months ended June 30, 2005 and 2004 and the years ended December 31, 2003 or 2002. We made principal payments on long-term debt of $15.0 million, $12.3 million, $12.3 million, $3.5 million, and $5.6 million in the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002, respectively. We also had net borrowings (repayments) on our senior credit facility of $10.1 million, $1.3 million, $3.8 million, ($2.1) million, and ($13.7) million in the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002, respectively.

Proceeds from sales of our common stock were $10.0 million in March 2002, arising from the sale of 1.0 million shares of common stock at $10 per share to First Reserve Fund VIII.

Net Cash Provided by (Used In) Discontinued Operations.  For the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003, and 2002, net cash provided by (used in) discontinued operations was ($2,000), $9.3 million, $10.7 million, ($1.0) million and $3.5 million, respectively. Cash was provided by discontinued operations in 2004 due to our receipt of $7.4 million in cash in February 2004, $1.0 million in cash in May 2004, and $0.4 million in cash in June 2004 upon the sale of the products segment.

Principal Debt Instruments.  As of June 30, 2005, we had an aggregate of $14.0 million borrowed under our senior credit facility and debt instruments entered into or assumed in connection with acquisitions, as well as other bank financings. As of June 30, 2005, availability under our senior credit facility was $28.9 million.

During May 2005, we received consents from our senior lenders to repay our $15 million subordinated term loan using advances made from our senior credit facility. Our senior credit facility provides for a $50 million revolving line of credit, maturing September 30, 2007, that we can increase by up to $25 million (not to exceed a total commitment of $75 million). As of June 30, 2005, we had $13.7 million borrowed under our senior credit facility. The senior credit facility consists of a revolving credit facility that includes a swing line subfacility up to $5 million and a letter of credit subfacility up to $5 million. We expect to use the proceeds from any advances made pursuant to the senior credit facility for working capital purposes, for capital expenditures, to fund acquisitions and for general corporate purposes. The applicable interest rate of the senior credit facility is governed by our leverage ratio and ranges from prime plus 0.75% or LIBOR plus 1.75% to prime plus 2.00% or

LIBOR plus 3.00%. At June 30, 2005, the senior credit facility bore interest ranging from 5.06% to 6.75%, with interest payable quarterly. The effective interest rate, including amortization of deferred loan costs, was 14.9%. The effective interest rate, excluding amortization of deferred loan costs, was 9.9%. We are required to prepay the senior credit facility under certain circumstances with the net cash proceeds of certain asset sales, insurance proceeds and equity issuances subject to certain conditions. The senior credit facility provides, among other covenants and restrictions, that we comply with the following financial covenants: a limitation on capital expenditures, a minimum fixed charge coverage ratio, a minimum consolidated net worth, and maximum leverage and senior leverage ratios. As of June 30, 2005, we were in compliance with the covenants under the senior credit facility. The senior credit facility is collateralized by substantially all of our assets.

On August 25, 2005, we amended our senior credit facility to provide for a separate Canadian revolving credit facility, which includes a revolving loan subfacility and a letter of credit subfacility of up to an aggregate of U.S. $4.0 million. The revolving credit facility matures on the same date as the senior credit facility, and is subject to the same covenants and restrictions. The applicable interest rate is governed by our leverage ratio and ranges from the Canadian prime rate plus 0.75% to the Canadian prime rate plus 2.00%. T-3 Oilco Energy Services Partnership, our Canadian subsidiary, may use the proceeds from any advances made pursuant to the revolving credit facility for general corporate and working capital purposes in the ordinary course of business or to fund Canadian acquisitions. The revolving credit facility is guaranteed by us and all of our material subsidiaries, and is collateralized by a first lien on substantially all of the assets of T-3 Oilco Energy Services Partnership.

We expect to use approximately $6.3 million of the net proceeds from this offering to fund the planned expansion of our facilities and increase our manufacturing capacity, and the remainder for working capital and general corporate purposes. We will use the net proceeds we receive from any exercise of the underwriters’ over-allotment option for working capital and general corporate purposes. The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. We will retain broad discretion over the allocation of the net proceeds of this offering. Pending these uses, we will invest the net proceeds of this offering in short-term money market and money market equivalent securities.

We believe that the proceeds from this offering, cash generated from operations and amounts available under our senior credit facility will be sufficient to fund existing operations, working capital needs, capital expenditure requirements and financing obligations.

We intend to make strategic acquisitions, but the timing, size or success of any acquisition and the related potential capital commitments cannot be predicted. We expect to fund future acquisitions primarily with cash flow from operations and borrowings, including the unborrowed portion of our senior credit facility or new debt issuances, but we may also issue additional equity either directly or in connection with an acquisition. There can be no assurance that acquisition funds may be available at terms acceptable to us.

In addition, upon the completion of this offering, we will pay our Chairman, President and Chief Executive Officer, Gus D. Halas, a transaction bonus determined by a formula related to the price of our common stock at the closing of this offering. Based on the closing price of our common stock on October 20, 2005, this transaction bonus would be $1,538,465. First Reserve Fund VIII will make a capital contribution to us in order to reimburse us for payment of the transaction bonus to Mr. Halas. The amount of the capital contribution will be equal to the transaction bonus less the tax benefits that we will receive from the related tax deduction. Therefore, on an after-tax basis, there will be no impact on our net cash flows. We will account for the bonus as a compensation expense in the period that the obligation is incurred.

Contractual Obligations

A summary of our outstanding contractual obligations and other commercial commitments at June 30, 2005 is as follows (in thousands):

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$13,974	$289	$13,685	$—	$—
Letters of credit	1,290	1,290	—	—	—
Operating leases	5,006	1,591	2,400	916	99

Total contractual obligations	$20,270	$3,170	$16,085	$916	$99

Inflation

Although we believe that inflation has not had any material effect on operating results, our business may be affected by inflation in the future.

Seasonality

Weather and natural phenomena can temporarily affect the sale and performance of our products and services. We believe that our business is not subject to any significant seasonal factors and do not anticipate significant seasonality in the future.

Quantitative and Qualitative Disclosures About Market Risk

Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices.

We are exposed to some market risk due to the floating interest rate under our senior credit facility. As of June 30, 2005, our revolving line of credit under the facility, whose interest rate floats with prime or LIBOR, had a principal balance of $13.7 million. A 1.0% increase in interest rates could result in a $0.1 million increase in interest expense on the June 30, 2005 principal balance.

We also are exposed to some market risk due to the floating interest rate under our Canadian revolving credit facility. As of June 30, 2005, our then existing Canadian revolving credit facility, whose interest rate floated with our leverage ratio and the Canadian prime rate, had a principal balance of $243,000. A 1.0% increase in interest rates would have resulted in a $2,000 increase in interest expense on the June 30, 2005 principal balance.

We also are exposed to some market risk due to the foreign currency exchange rates related to our Canadian operations. We conduct our Canadian business in the local currency, and thus the effects of foreign currency fluctuations are largely mitigated because the local expenses of such foreign operations are also denominated in the same currency. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date, resulting in translation adjustments that are reflected as accumulated other comprehensive income in the stockholders’ equity section on our consolidated balance sheet. Less than 1% of our net assets are impacted by changes in foreign currency in relation to the U.S. dollar. We recorded a $0.2 million adjustment to our equity account for the six months ended June 30, 2005 and a $0.4 million adjustment to our equity account for the year ended December 31, 2004 to reflect the net impact of the change in foreign currency exchange rate.

BUSINESS

Corporate History

We were formerly a Texas corporation named Industrial Holdings, Inc., or IHI, which was a public company with its common stock traded on The Nasdaq National Market. Our predecessor, T-3 Energy Services, Inc., or former T-3, was incorporated in Delaware in October 1999 and initially was capitalized by First Reserve Fund VIII. Former T-3 began operations in the first half of 2000 by acquiring and merging with Cor-Val, Inc. and Preferred Industries, Inc.

In December 2001, former T-3 merged into IHI, with IHI as the surviving entity. Immediately after the merger, the combined company was reincorporated in Delaware under the name “T-3 Energy Services, Inc.” and completed a one for ten reverse split of its common stock, which began trading on The Nasdaq National Market under the symbol “TTES” on the day after the merger. After the merger, First Reserve Fund VIII owned approximately 77% of our common stock.

We historically operated in three segments, pressure control, distribution and products. In mid-year 2003, we hired a new chief executive officer Gus D. Halas, commenced an in-depth evaluation of our businesses and adopted a plan to position us for future growth. As part of the plan, we hired new senior operating management, and undertook an initiative to improve our manufacturing and engineering capabilities. In addition, we sold our products business in 2004 and our distribution business in October 2005. We are now focused on our pressure control business, and in particular, upon products we design or manufacture, which we call “new products.”

Overview

We manufacture, repair and service products used in the drilling and completion of new oil and gas wells, the workover of existing wells, and the production and transportation of oil and gas. Our products are used in both onshore and offshore applications. Our customer base, which operates in active oil and gas basins throughout the world, consists of leading drilling contractors, exploration and production companies and pipeline companies, including Grey Wolf Drilling, Nabors Drilling International, Diamond Offshore Drilling, Weatherford International and ExxonMobil, among others.

We have 13 strategically located manufacturing facilities. We focus on providing our customers rapid response times for our products and services. In the last twelve months, we have experienced increased demand, and we intend to significantly expand our manufacturing capacity to meet our customers’ needs. We recently introduced 16 new products, and plan to introduce a comparable number of new products by the end of 2006.

The information below highlights our results of operations for the six-month period ending June 30, 2005 as compared to the same period in 2004, taking into account the pro forma effect of the sale of our distribution business:

•	Our pro forma revenues increased approximately 40% to $44.8 million from $32.0 million;

•	The percentage of pro forma revenues from new products increased to 49% from 45%;

•	Our pro forma income from operations increased approximately 111% to $5.9 million from $2.8 million; and

•	Our pro forma backlog increased approximately 335% to $19.2 million from $4.4 million.

Our pressure control business has three product lines: pressure and flow control, wellhead and pipeline, which generated 72%, 20% and 8% of our total pro forma revenue, respectively, for the six months ended June 30, 2005. We offer new products and aftermarket parts and services for each product line. New products generated 49% and aftermarket parts and services generated 51% of our total pro forma revenue, respectively, for the six months ended June 30, 2005.

Pressure and Flow Control.   We design, manufacture and service pressure and flow control products used in the drilling, completion, production and workover of onshore and offshore oil and gas wells. Our pressure and flow control products include blow-out preventers, or BOPs, BOP control systems, elastomer products, production, drilling and well service chokes, manifolds and control valves. We have recently experienced increased demand for new pressure and flow control products. For example, we expect to sell 54 BOPs and 84 BOP control systems in 2005, as compared to the sale of nine BOPs and 30 BOP control systems during 2004.

Wellhead.   We design, manufacture and service wellhead equipment used for onshore oil and gas production. Wellhead products are sold to oil and gas producers and are used during the drilling and completion phase of an oil or gas well and during the productive life of a well. Our wellhead products and services are focused on product remanufacturing, installation and repair.

Pipeline.   We design, manufacture and service a wide variety of valves primarily for onshore pipeline applications. Our pipeline valves and related products are used in field or gathering systems and in interstate pipeline transmission systems. Our pipeline products and services are focused on product remanufacturing, installation and repair.

Our Industry

Demand for our products and services is tied to activity levels in the oil and gas industry, particularly natural gas drilling activity, in our core markets. Market conditions have resulted in a significant increase in demand for drilling and production equipment and services. Over 250 new or refurbished offshore and onshore drilling rigs are scheduled for delivery in the markets we serve over the next several years. Many of these drilling rigs will require the pressure control products and services we provide.

We believe our business will benefit from the following:

•	Increased decline rates in natural gas basins in the U.S. As the chart below shows, even though the number of U.S. natural gas wells drilled has increased significantly, a corresponding increase in production has not been realized. We believe that supply has not increased, in part, because of the accelerating decline rates of production from new wells drilled. A study published by the National Petroleum Council in September 2003 concluded that as a result of domestic natural gas decline rates, 80% of natural gas production in ten years will be from wells that have not yet been drilled. We believe this should create incentives to increase drilling activities in the U.S., which will increase the market for our products and services.

U.S. Gas Wells Drilled vs. Production

Source: Energy	Information Administration.

•	Need for increased drilling activity as U.S. hydrocarbon demand growth outpaces U.S. supply growth. According to the Energy Information Administration, or EIA, from 1994 to 2003, demand for natural gas in the U.S. grew at an annual rate of 0.6% while the U.S. domestic supply grew at an annual rate of 0.2%. The EIA recently estimated that U.S. domestic consumption of natural gas exceeded domestic production by 17% in 2004, a gap that the EIA forecasts will expand to 24% by 2010.

•	Trend towards drilling and developing unconventional oil and gas resources. As a result of improvements in extraction technologies along with general increases in hydrocarbon prices, oil and gas companies increasingly are exploring for and developing “unconventional” oil and gas resources, such as tight sands, shales and coalbed methane. This type of drilling activity is frequently done on tighter acreage spacing and requires that more wells be drilled.

•	High oil and gas prices. While U.S. oil and gas prices are volatile, year-to-date 2005 marks the third consecutive year of increases in the yearly average NYMEX near month oil and gas contract prices, as shown on the chart below. We believe that high oil and gas prices in the U.S. should result in more exploration and development drilling activity, and thus more drilling and completion activity.

NYMEX Near Month Oil and Gas Contract Prices

Source:	Bloomberg.

Our Strengths

Our competitive strengths include:

•	Significant organic growth opportunities. Our share of the market for new products in our industry is small relative to the market share of many of our competitors. We believe our relatively small size, coupled with our rapid response times to customer demands and our ongoing product development program, will enable us to build market share.

•	Customer-focused approach. Our 13 manufacturing facilities located in Texas, Louisiana and Alberta, Canada enable us to provide rapid response times to our customers’ new product manufacturing and aftermarket demands. Our ability to manufacture and deliver our products from multiple facilities provides us with an advantage compared to many of our larger competitors with regard to production and delivery lead times. Our aftermarket parts and services business also enables us to provide critical services to our customers at the well site.

•	Engineering and new product development capabilities. We have expanded our engineering and new product development capabilities. Our engineering staff has developed 16 new products in the last 18 months, including enhanced ram and annular BOPs, production and drilling chokes and API valves.

•	Leading aftermarket position in core markets. We believe we are a leading provider of aftermarket products and services for pressure control products in the Gulf Coast and Canada. We provide aftermarket services for our products as well as other brands, including BOPs sold by our major competitors. Our strong aftermarket business provides us consistent cash flows and generates marketing opportunities for our new products business.

Our Strategy

Our strategy is to better position ourselves to capitalize on increased drilling activity in the oil and gas industry. We believe this increased activity will result in significant additional demand for our products and services. We intend to:

•	Expand our manufacturing capacity through facility expansions and improvements. We plan to expand our manufacturing capacity to increase the volume and number of products we manufacture, with an emphasis on our pressure and flow control product line. We expect to invest approximately $6.3 million over the next 24 months on this expansion effort. Our expansion plans include:

•	doubling our existing BOP manufacturing capacity from ten to 20 units per month by upgrading and expanding our machining capabilities at our existing facilities;

•	establishing manufacturing capacity for 12 multi-bowl wellhead units per month;

•	opening two facilities for our wellhead product line;

•	opening five facilities for our pipeline product line; and

•	expanding our elastomer producing capacity in Canada.

•	Continue new product development. We recently introduced 16 new products, and we will continue to focus on new product development across all of our product lines, with a particular focus on pressure and flow control. We plan to introduce a comparable number of new products by the end of 2006.

•	Expand our geographic areas of operation. We intend to expand our geographic areas of operation, with particular focus on field services for our wellhead and pipeline product lines. We are expanding our wellhead and pipeline repair and remanufacturing services by establishing facilities in areas we believe will have high drilling activity, such as the Barnett Shale in North Texas, the Cotton Valley trend in the East Texas Basin and the Fayetteville Shale in the Arkoma Basin. We are also evaluating expansion opportunities for our wellhead and pipeline product lines in the Rocky Mountain and the Appalachian regions.

•	Pursue strategic acquisitions. Our acquisition strategy will focus on broadening our markets and existing product offerings. For example, in October 2004, we acquired Oilco, through which we entered the Canadian market, acquired complementary pressure control products, and expanded our product offerings to include elastomers.

Our Products and Services

We manufacture, repair and service products used in the drilling and completion of new oil and gas wells, the workover of existing wells and the production and transportation of oil and gas. These products include the following:

•	BOPs. A BOP is a large pressure valve located at the top of a well. During drilling operations, a series of BOPs is installed to provide pressure control. When activated, BOPs seal the well and prevent fluids and gases from escaping, protecting the safety of the crew and maintaining the integrity of the rig and wellbore.

•	BOP control systems. Our BOP control systems are actuators that are used to remotely open and close BOPs utilizing hydraulic pressure.

•	Elastomer products. Elastomer products, which are constructed of molded rubber and metal, are the sealing elements in BOPs and wellhead equipment. Elastomer products require frequent replacement in order to ensure proper BOP functioning.

•	Chokes. A choke is a valve used to control fluid flow rates or reduce system pressure. Chokes are used in oil and gas production, drilling and well servicing applications and are often susceptible to erosion from exposure to abrasive and corrosive fluids. Chokes are available for both fixed and adjustable modes of operation.

•	Manifolds and control valves. Manifolds are arrangements of piping and valves used to control, distribute and monitor fluid flow. Control valves, which can be manually, hydraulically or electrically actuated, are valves used to control flow in a wide variety of oilfield and industrial applications. Our manifolds and control valves are used in oil and gas production, drilling and well servicing applications.

•	Custom coatings. Our protective coatings consist of thin liquid or powder material that once applied over a structure prevents corrosion, wear and leakage problems. Our protective coatings are applied to a wide variety of oilfield and industrial products.

•	Wellhead products. Our wellhead equipment includes wellheads, production chokes and production valves used for onshore oil and gas production. Wellhead equipment is installed directly on top of a completed well to ensure the safe and efficient flow of oil or gas from the wellbore to downstream separation and pipeline equipment. Wellhead equipment generally consists of a complex series of flanges, fittings and valves.

•	Pipeline products. Our pipeline products include a wide variety of valves for pipeline applications. Pipeline valves and related products are used in gathering systems (pipelines connecting individual wellheads to a larger pipeline system) and interstate pipelines (pipelines used to deliver oil, gas and refined products over long distances).

•	Aftermarket parts and services. Equipment used in the oil and gas industry operates in harsh conditions and frequently requires new parts, ongoing refurbishment and repair services. Our aftermarket parts and services are focused on repair and remanufacture of BOPs, valves and other products and the installation and repair of wellhead and pipeline products. We provide aftermarket services for our products as well as other brands, including BOPs sold by our major competitors.

Customers and Markets

Our products are used in both onshore and offshore applications. Our customer base, which operates in active oil and gas basins throughout the world, consists of leading drilling contractors, exploration and production companies and pipeline companies. Demand for our pressure and flow control and wellhead products and services is driven by exploration and development activity levels, which in turn are directly related to current and anticipated oil and gas prices. Demand for our pipeline products and services is driven by maintenance, repair and construction activities for pipeline, gathering and transmission systems.

No single customer accounted for greater than 10% of our total revenues during 2004, 2003 or 2002. The following table lists our top ten customers in our pressure control segment for 2004:

Customers
Greywolf Drilling	GlobalSantaFe Corporation
Pride International	The Offshore Drilling Company
Nabors Drilling International Ltd	Laredo Energy L.L.C
Noble Corporation	Weatherford
Diamond Offshore Drilling	Ensco Offshore Company

Marketing

We market our products through a direct sales force of 39 persons. We believe that our proximity to customers is a key to maintaining and expanding our business. Almost all of our sales are on a purchase order basis at fixed prices on normal 30-day trade terms. Large orders may be filled on negotiated terms appropriate to the order. International sales typically are made with agent or representative arrangements, and significant sales are secured by letters of credit. Although we do not typically maintain supply or service contracts with our customers, a significant portion of our sales represents repeat business.

Suppliers and Raw Materials

In each of our product lines, new and used inventory and related equipment and parts are acquired from suppliers, including individual brokers, remanufacturing companies and original equipment manufacturers. The loss of any single supplier would not be significant to our business. We have not experienced and do not expect a shortage of products that we sell or incorporate into our manufactured products.

There is a strong demand for forgings and castings necessary for us to make our products. There can be no assurance that we will be able to continue to purchase these raw materials on a timely basis or at acceptable prices.

Insurance

We currently carry a variety of insurance for our operations. We are partially self-insured for certain claims in amounts we believe to be customary and reasonable. Although we believe we currently maintain insurance coverage adequate for the risks involved, there is a risk our insurance may not be sufficient to cover any particular loss or that our insurance may not cover all losses.

Competition

Our products are sold in highly competitive markets. Our primary competitors, who are dominant in our business, are Cooper Cameron Corporation, Hydril Company and National Oilwell Varco, Inc. We also have numerous smaller competitors. We believe the principal competitive factors are timely delivery of products and services, reputation, manufacturing capabilities, availability of plant capacity, price, performance and dependability.

Backlog

As of June 30, 2005 and 2004, we had a backlog of $19.2 million and $4.4 million, respectively, consisting of written orders or commitments believed to be firm contracts for products and services. These contracts are occasionally varied or modified by mutual consent and in some instances may be cancelable by the customer on short notice without substantial penalty. As a result, our backlog as of any particular date may not be indicative of our actual operating results for any future period. We believe that $17.4 million of the backlog at June 30, 2005 will be completed by the end of 2005.

Patents and Trademarks

Our business has historically relied upon technical know-how and experience rather than patented technology. We own, or have a license to use, a number of patents covering a variety of products. Although these patents are important, no single patent is essential to our business.

We also rely on trade secret protection for our confidential and proprietary information. We routinely enter into confidentiality agreements with our employees, partners and suppliers. There can be no assurance, however, that others will not independently obtain similar information or otherwise gain access to our trade secrets.

Environmental and Other Regulations

We operate facilities in the U.S. and abroad that are subject to stringent federal, state, provincial and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations can affect our operations in many ways, such as requiring the acquisition of permits to conduct regulated activities; restricting the manner in which we can release materials into the environment; requiring capital expenditures to maintain compliance with laws; and imposing substantial liabilities on us for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing our activities.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our business. In the event of future increases in costs, we may be unable to pass on those increases to our customers. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with current requirements would not have a material adverse effect on us, there is no assurance that this trend will continue in the future.

In the U.S., the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA or Superfund, and comparable state laws impose liability without regard to fault or the legality of the original conduct, on certain classes of persons considered to be responsible for the release of a hazardous substance into the environment. Under CERCLA, these “responsible persons” may be subject to joint and several, strict liability for the costs of cleaning up hazardous substances released into the environment, for damages to natural resources, and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of the hazardous substances into the environment. We also may incur liability under the Resource Conservation and Recovery Act, as amended, or RCRA, which imposes requirements related to the handling and disposal of solid and hazardous wastes. We generate materials in the course of our operations that may be regulated as hazardous substances and/or solid or hazardous wastes.

We currently own or lease, and have in the past owned or leased, properties that for many years have been used as manufacturing facilities for industrial purposes. Although we used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or other wastes may have been disposed of or released on or under such properties owned, leased or used by us or on or under other locations where such wastes have been taken for disposal. In addition, some of these properties have been operated by third parties whose treatment and disposal or release of petroleum hydrocarbons and other wastes was not under our control. These properties and the materials disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial activities to prevent future contamination. While we have been identified as a potentially responsible party, or PRP, with respect to one site designated for cleanup, we believe that our involvement at that site has been minimal, and that our liability for this matter will not have a material adverse effect on our business.

The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws impose restrictions and controls on the discharge of pollutants into waters of the U.S. or the states. Such discharges are prohibited, except in accord with the terms of a permit. Discharges in violation of the Clean Water Act could result in penalties, as well as significant remedial obligations. We believe that we hold all necessary permits for discharges for our U.S. facilities and that we are in substantial compliance with this act.

The Clean Air Act and comparable state laws restrict the emission of air pollutants from many sources in the U.S., including paint booths, and may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions, impose stringent air permit requirements, or utilize specific equipment or technologies to control emissions. We believe that our U.S. operations are in substantial compliance with the Clean Air Act.

Our U.S. operations are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA’s hazard communication standard requires that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our U.S operations are in substantial compliance with these OSHA requirements.

Our operations outside of the U.S. are potentially subject to similar regulation governing the discharge of material into the environment and environmental protection. We believe that our foreign operations are in substantial compliance with current requirements of those governmental entities, and that continued compliance with these existing requirements will not materially affect our results of operations or finances.

Employees

As of October 20, 2005, we had 452 employees, 119 of whom were salaried and 333 of whom were paid on an hourly basis. The entire work force is employed within the United States and Canada. We consider our relations with our employees to be good. None of our employees are covered by a collective bargaining agreement.

Properties

We operate 13 manufacturing facilities, 11 of which are located in the Gulf Coast region and two of which are located in Canada. Our facilities range in size from 3,000 square feet to approximately 189,000 square feet of manufacturing and related space, or an aggregate of approximately 435,000 square feet. Of this total, 310,000 square feet of manufacturing and related space is located in leased premises under leases expiring at various dates through 2011.

Manufacturing Facility	Size (Square Feet)	Leased/Owned

Houma, Louisiana—Main	39,200	Owned

Houma, Louisiana—Venture	61,000	Owned/Leased

Houston, Texas—Ardmore	189,000	Leased

Houston, Texas—Cypress	29,000	Owned

Houston, Texas—East Houston	9,500	Leased

Jennings, Louisiana	25,000	Leased

Lafayette, Louisiana	9,250	Leased

Midland, Texas	4,800	Leased

Nisku, Alberta, Canada	33,000	Leased

Nisku, Alberta, Canada	13,000	Leased

Perryton, Texas	3,000	Leased

Robstown, Texas	10,000	Leased

Shreveport, Louisiana	8,600	Leased

We also maintain our principal executive offices in Houston, Texas. We believe this property is adequate to meet our needs for the foreseeable future.

We plan to expand our manufacturing capacity to increase the volume and number of products we manufacture, with an emphasis on our pressure and flow control product line. We expect to invest approximately $6.3 million over the next 24 months on this expansion effort. Our expansion plans include:

•	to double our existing BOP manufacturing capacity from ten to 20 units per month by upgrading and expanding our machining capabilities at our existing facilities;

•	establishing manufacturing capacity for 12 multi-bowl wellhead units per month;

•	opening two facilities for our wellhead product line;

•	opening five facilities for our pipeline product line; and

•	expanding our elastomer producing capacity in Canada.

Legal Proceedings

We are involved in various claims and litigation arising in the ordinary course of business. In June 2003, a lawsuit was filed against us in the 61st Judicial District of Harris County, Texas as Yuma Exploration and Production Company, Inc. v. United Wellhead Services, Inc. The lawsuit alleges that certain equipment purchased from and installed by our wholly owned subsidiary was defective. The plaintiffs initially alleged repair and replacement damages of $0.3 million. During the second quarter of 2005, the plaintiffs alleged production damages in the range of $3 to $5 million.

In addition, in December 2001, a lawsuit was filed against us in the 14th Judicial District Court of Calcasieu Parish, Louisiana as Aspect Energy LLC v. United Wellhead Services, Inc. The lawsuit alleges that certain equipment purchased from and installed by United Wellhead Services, Inc. was defective in assembly and installation. The plaintiffs have alleged certain damages in excess of $5 million related to repairs and activities associated with the product failure and have also claimed unspecified damages with respect to certain expenses, loss of production and damage to the reservoir.

We have tendered the defense of the above claims under our comprehensive general liability insurance policy and our umbrella policy. We do not believe that the outcome of these legal actions will have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

The following table lists our executive officers and directors, their ages and their positions:

Name	Age	Position
Gus D. Halas	54	President, Chief Executive Officer, Chairman of the Board and Director
Michael T. Mino	50	Chief Financial Officer
Keith A. Klopfenstein	39	Vice President of Operations
Joseph R. Edwards*	33	Director
Ben A. Guill*	54	Director
Michael W. Press	58	Director
Stephen A. Snider	58	Director
James M. Tidwell	59	Director

*	Messrs. Guill and Edwards will resign from the board of directors upon the completion of this offering.

Gus D. Halas has served as President and Chief Executive Officer and as a director since May 1, 2003. He was elected Chairman of the Board on March 8, 2004. From August 2001 to April 2003, Mr. Halas served as President and Chief Executive Officer of Clore Automotive, Inc., a Lenexa, Kansas-based manufacturer and distributor of after-market auto parts and supplies. From January 2001 to May 2001, Mr. Halas served as President and Chief Executive Officer of Marley Cooling Tower Company, a manufacturer of evaporative water-cooling towers for generation, industrial refrigeration and HVAC markets throughout the world. From January 1999 to August 2000, Mr. Halas served as President of Ingersoll-Dresser’s Pump Services Group, a remanufacturer and service provider of centrifugal pumps. From September 1986 to January 1999, Mr. Halas spent his career in various management roles, most recently as Senior Vice President, Customer Support Services of Sulzer Industries, Inc., a manufacturer, remanufacturer and service provider of centrifugal pumps. Mr. Halas also serves as a director of Aquilex Services Inc., an affiliate of First Reserve Fund VIII.

Michael T. Mino has served as our Chief Financial Officer since April 19, 2005. Mr. Mino had served as Vice President and Corporate Controller since August 2002 and as our Vice President, Chief Financial Officer, Secretary and Treasurer from the consummation of the merger with IHI on December 17, 2001 until August 2002. From March 2000 until the merger, Mr. Mino served as Vice President and Chief Financial Officer of former T-3, which was acquired in the merger. From July 1997 until March 2000, he served as Chief Financial Officer, Secretary and Treasurer of Tulsa Industries, Inc., a manufacturer of oilfield equipment headquartered in Tulsa, Oklahoma. From July 1995 until July 1997, he served as Chief Financial Officer of Intellicard Communications, Inc., a privately held reseller of long distance services. Before then, Mr. Mino was in public accounting for 18 years with PricewaterhouseCoopers L.L.P., the last six of which he served as a partner in the firm’s Business Assurance Division.

Keith A. Klopfenstein has served as our Vice President of Operations since September 23, 2003. Mr. Klopfenstein joined us in May 2003 as Manager of Operations. From December 2002 to April 2003, Mr. Klopfenstein served as Vice President of Strategic Operations for Flow Products Inc., a manufacturer of pumps for the municipal, petroleum, industrial and chemical industries. From May 2001 to November 2002, he served as Vice President of Operations for Flow Products Inc. From October 1997 to May 2001, Mr. Klopfenstein was Manufacturing Manager at Tyco Valves & Controls, a manufacturer of valves and actuators for the municipal, industrial, commercial building and chemical industries. Before then, Mr. Klopfenstein held a variety of engineering and management positions with two subsidiaries of Keystone International, Inc.

Joseph R. Edwards has served as a director since the consummation of our merger with IHI. Mr. Edwards is a vice president of First Reserve Corporation, a private equity firm focusing on the energy industry. Mr. Edwards has served in various capacities at First Reserve since joining it in March 1998. From July 1995 until March 1998, Mr. Edwards served as a member of the corporate finance team of Simmons & Company International, a Houston based, energy-focused investment banking firm. Mr. Edwards also serves as a director of Quintana Maritime Limited and Power Well Services, Inc.

Ben A. Guill has served as a director since the consummation of our merger with IHI. Mr. Guill is President of First Reserve, which he joined in September 1998. Prior to joining First Reserve, Mr. Guill was the Managing Director and Co-head of Investment Banking of Simmons & Company International. Mr. Guill also serves as a director of Dresser, Inc., National Oilwell Varco, Inc. and Chart Industries, Inc.

Michael W. Press has served as a director since July 2004. Mr. Press was Chief Executive Officer of KBC Advanced Technologies Plc, an international petroleum consulting firm, from 1997 to 2001, and since 2001 has been self-employed. Preceding that, he spent 27 years in the energy industry in senior management and executive positions. These positions included, but were not limited to, Executive Vice President of Refining and Marketing at Amerada Hess Corporation from 1994 to 1996, Senior Vice President of Manufacturing and Supply at British Petroleum Plc from 1990 to 1994, and Senior Vice President of Crude Trading and Transportation at The Standard Oil Company from 1986 to 1988. Mr. Press currently is a member of the Board of Directors of ABARTA, Inc. and Petrofac Ltd., and is Chairman of the Board of Varel International and SPS International. He is also a member of the Advisory Board of Pharmadule Emtunga.

Stephen A. Snider has served as a director since August 2003. Mr. Snider has served as the President and Chief Executive Officer and as a director of Universal Compression Holdings, Inc., a contract gas compression business headquartered in Houston, Texas, since 1998. Mr. Snider also serves as a director of Energen Corporation, a diversified energy company focusing on natural gas distribution and oil and gas exploration and production.

James M. Tidwell has served as a director since the consummation of our merger with IHI. From January 2000 to the present, Mr. Tidwell has served as Vice President Finance and Chief Financial Officer of WEDGE Group Incorporated, a privately owned investment company with holdings in manufacturing, hotels, commercial real estate and oilfield services. From August 1996 through June 1999, Mr. Tidwell served as Executive Vice President and Chief Financial Officer of Daniel Industries, Inc., and he served as President of Daniel Measurement & Control from July 1999 until January 2000. Before then, Mr. Tidwell served as Vice President and Chief Financial Officer of Hydril Co. from August 1992 until July 1996. Mr. Tidwell is a director of Pioneer Drilling Company, Link Energy L.L.C. and Stewart and Stevenson Services Inc.

Executive Compensation

Summary Compensation Table.  The following table provides certain summary information covering compensation paid or accrued during 2004, 2003 and 2002 to our Chief Executive Officer and certain other executive officers, referred to in this prospectus collectively as the “named executive officers.”

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options	All Other Compensation ($)
Gus D. Halas (1) President, Chief Executive Officer, and Chairman	2004 2003	350,000 233,333	275,000 244,167	129,818 139,548	50,000 100,000	— —

Michael T. Mino (2) Vice President and Chief Financial Officer	2004 2003 2002	148,000 148,000 165,000	25,000 — —	16,545 16,588 —	3,000 5,000 —	— — —

Keith A. Klopfenstein (3) Vice President—Operations	2004 2003	120,000 70,000	20,000 —	— —	10,000 5,000	— —

Steven J. Brading (4) Former Vice President, Chief Financial Officer, Treasurer and Secretary	2004 2003 2002	50,179 183,750 77,583	— — —	18,644 — —	5,000 25,000 50,000	91,875 — —

(1)	Mr. Halas became an employee in May 2003; his 2003 salary reflects compensation from May 2003 through December 31, 2003. Other annual compensation for 2004 and 2003 consists of $114,686 and $116,358, respectively, in reimbursed moving expenses for Mr. Halas’ relocation to Houston, Texas, and an automobile allowance and reimbursed country club dues. Mr. Halas’ 2003 bonus includes a $215,000 performance bonus in accordance with his employment agreement, and a $29,167 bonus paid upon commencement of employment.

(2)	Mr. Mino’s other annual compensation for 2004 and 2003 consists of an $11,674 and $11,462, respectively, automobile allowance and $4,871 and $5,126, respectively, in country club dues.

(3)	Mr. Klopfenstein became an employee in May 2003; his salary for 2003 reflects compensation from May 2003 through December 2003.

(4)	Mr. Brading became an employee in July 2002; his salary for 2002 reflects compensation from July 2002 through December 2002. Mr. Brading resigned from T-3 in April 2004; his salary for 2004 reflects compensation from January 2004 through April 2004. Mr. Brading’s other annual compensation for 2004 consists of a $3,331 automobile allowance and $15,313 in accrued vacation time paid. All other compensation for Mr. Brading for 2004 reflects a severance payment made under the terms of his employment agreement.

Option Grants in Last Fiscal Year.  The following table provides certain summary information regarding options granted during 2004 to the named executive officers.

	Individual Grants
Name	Number of Securities Underlying Options Granted (#) (1)	Percentage of Total Options Granted to Employees In Fiscal Year	Exercise Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5% ($)	10% ($)
Gus D. Halas	50,000	35.2	6.98	2/19/14	233,696	601,477
Michael T. Mino	3,000	2.1	6.98	2/19/14	14,022	36,089
Keith A. Klopfenstein	10,000	7.0	6.98	2/19/14	46,739	120,295
Steven J. Brading	5,000	3.5	6.98	2/19/14	23,370	60,148

(1)	These options vest in equal annual increments over three years from the grant date.

Option Exercises in Last Fiscal Year and Year End Option Values.  The following table sets forth information on unexercised options and the value of in-the-money, unexercised options held by the named executive officers at December 31, 2004. No options were exercised by the named executive officers in 2004.

Name	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($) (1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Gus D. Halas	33,333	116,667	28,333	64,167
Michael T. Mino	35,121	17,484	467	1,383
Keith A. Klopfenstein	1,667	13,333	467	2,433
Steven J. Brading	—	—	—	—

(1)	Represents the market value per share of common stock at fiscal year end based on its closing price of $7.13 at December 31, 2004, minus the exercise price per share of the options outstanding times the number of shares of common stock represented by such options.

Employment Agreements

We have employment agreements with Gus D. Halas, our President and Chief Executive Officer, and Michael T. Mino, our Chief Financial Officer. The agreements each are for a one-year term commencing May 2003 for Mr. Halas and March 2000 for Mr. Mino, and are automatically renewed at the end of each calendar month so that the remaining term of the agreement is always one year. The employment agreements provide for annual base salaries of $350,000 for Mr. Halas and $148,000 for Mr. Mino. Both of the agreements contain non-competition covenants for two years after termination of the agreement and standard confidentiality covenants with respect to our trade secrets. The agreements also provide for monthly severance payments (i) for a period of one year equal to the executive’s monthly base salary on termination of employment by us other than due to death, disability or cause (as defined in the agreements) and (ii) for a period of two years equal to the executive’s monthly base salary, if, within 18 months of a change of control transaction, the executive has a material demotion in his title or responsibilities or is transferred outside of Houston, Texas, and the executive resigns within 60 days after that demotion or transfer.

On August 25, 2005, Mr. Halas’ employment agreement was amended to provide for the payment by us to Mr. Halas of a transaction bonus upon a change in control of us on or before December 31, 2005, based on the

“transaction value per share.” If the transaction value per share, or the aggregate amount received for each share of our common stock by our stockholders in connection with a change in control, equals $20.00, the transaction bonus will be equal to $5,230,769. In the event the transaction value per share is higher or lower than $20.00, the amount of the transaction bonus will be increased or reduced by the product of $461,538 and the difference between the transaction value per share and $20.00. For example, if the transaction value per share were $12.00, the closing price of our common stock on October 20, 2005, the transaction bonus would be $1,538,465. Mr. Halas will be entitled to receive the transaction bonus if his employment is terminated by us other than for good cause, by Mr. Halas for circumstances constituting a constructive termination or as a result of Mr. Halas’ death or disability. Mr. Halas will not be entitled to receive the transaction bonus if his employment is terminated by us for good cause or by Mr. Halas other than for circumstances constituting a constructive termination.

We will enter into an agreement with First Reserve Fund VIII whereby Mr. Halas’ employment agreement will be further amended so that we will pay the transaction bonus described above upon the completion of this offering. First Reserve Fund VIII will make a capital contribution to us in order to reimburse us for payment of the transaction bonus. The amount of the capital contribution will be equal to the transaction bonus less the tax benefits that we will receive from the related tax deduction. Therefore, on an after-tax basis, there will be no impact on our net cash flows. We will account for the bonus as a compensation expense in the period that the obligation is incurred.

Board Compensation

The standard compensation for our directors for 2004 was comprised of an annual outside director fee of $15,000, an annual audit committee chairman fee of $2,000, $1,000 for attendance at board meetings, $500 for attendance at committee meetings, and 5,000 stock options. During 2004, outside directors, other than Michael W. Press and former directors Mark E. Baldwin and Steven W. Krablin, received an annual fee of $15,000, $1,000 for attendance at board meetings, $500 for attendance at committee meetings, as well as reimbursement for reasonable travel expenses incurred in attending such meetings. During 2004, James M. Tidwell also received a pro-rated annual fee of $887 as the Audit Committee Chairman. Also, during 2004, Michael Press and then-directors Mark Baldwin and Steven Krablin received pro-rated annual fees of $6,653, $11,250 and $12,750, respectively, $1,000 for attendance at board meetings and $500 for attendance at committee meetings, as well as reimbursement for reasonable travel expenses incurred in attending such meetings. Upon his resignation, Steven Krablin was paid $56,753 related to annual board and meeting fees whose payment had been deferred since being appointed as a director in 2001. In addition, during 2004, each of the non-employee directors was awarded 5,000 stock options. Then-directors Mark Baldwin and Steven Krablin were also awarded 5,000 stock options, which expired unvested upon their resignations in August and July 2004, respectively. Options granted to non-employee directors have an exercise price equal to the fair market value of our common stock on the date of grant, vest over a three-year period, and expire ten years after the effective date of the grant, subject to prior termination, all pursuant to the terms of our 2002 stock incentive plan.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently comprised of Ben A. Guill, Joseph R. Edwards and Stephen A. Snider. Mark E. Baldwin also served as a member of the committee until his resignation in August 2004. None of these individuals has served as our officer or employee, and there are no compensation committee interlocks with our executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In March 27, 2002, we sold 1,000,000 shares of our common stock at $10.00 per share to First Reserve Fund VIII. The $10.00 per share price was at a premium to our then recent trading history.

Any future reportable transactions between our related parties and us other than in the ordinary course of business will be reviewed and approved in advance by our Audit Committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth certain information regarding the beneficial ownership of our common stock at October 20, 2005, by

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock; and

•	the selling stockholder, First Reserve Fund VIII.

As of October 20, 2005, there were 10,581,986 shares of common stock outstanding. The number of shares and percentage of ownership for each person or entity listed, and for all directors and executive officers as a group, assumes that options and warrants exercisable within 60 days of October 20, 2005 are outstanding.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering (No exercise of over- allotment option)
	Number(1)	Percentage	Number(1)	Percentage
5% and Selling Stockholder
First Reserve Fund VIII, L.P. (2)(3) One Lafayette Place Greenwich, CT 06830	9,400,983	86.1%	1,000,983	8.6%
Directors and Executive Officers:
Gus D. Halas (4)	90,334	*	90,334	*
Michael T. Mino (5)	52,727	*	52,727	*
Keith A. Klopfenstein (6)	6,667	*	6,667	*
Joseph R. Edwards (3)(7)	10,000	*	10,000	*
Ben A. Guill (3)(7)	10,000	*	10,000	*
James M. Tidwell (8)	11,000	*	11,000	*
Stephen A. Snider (9)	2,667	*	2,667	*
Michael W. Press	—	*	—	*
Steven J. Brading (10)	1,400	*	1,400	*
All directors and executive officers as a group (9 persons) (1) and (4)—(10)	9,585,778	86.4%	1,185,778	10.2%

*	Less than 1%

(1)	Subject to community property laws where applicable, each person has sole voting and investment power with respect to the shares listed, except as otherwise specified. This table is based upon information supplied by officers, directors and stockholders beneficially owning more than 5% of our common stock and Schedules 13D and 13G, if any, filed with the Commission.

(2)

Consists of 9,065,373 shares of common stock held directly by First Reserve Fund VIII, a warrant to purchase 313,943 shares of common stock, and 21,667 vested shares of common stock in underlying stock options issued to Ben A. Guill (10,000 shares), Thomas R. Denison (1,667 shares), and Joseph R. Edwards (10,000 shares). First Reserve Corporation is the general partner of First Reserve GP VIII, L.P., which in turn is the general partner of First Reserve Fund VIII. Ben A. Guill, William E. Macaulay and John A. Hill are directors of First Reserve Corporation. The executive officers of First Reserve Corporation are beneficial owners of all of our common stock owned by First Reserve Fund VIII. Each of these executive officers disclaims beneficial ownership of the shares held by First Reserve Fund VIII. First Reserve Fund VIII may be deemed to share dispositive and voting control over the underlying options issued to Messrs. Guill, Denison, and Edwards.

(3)	Messrs. Guill and Edwards will resign from our board of directors upon the completion of this offering.

(4)	Includes 83,334 shares that may be acquired upon the exercise of stock options.

(5)	Includes 48,938 shares that may be acquired upon the exercise of stock options and 156 shares that may be acquired upon the exercise of warrants.

(6)	Includes 6,667 shares that may be acquired upon the exercise of stock options.

(7)	Includes 10,000 shares that may be acquired upon the exercise of stock options. Although each of Messrs. Edwards and Guill is an officer or employee of First Reserve Corporation, the general partner of First Reserve GP VIII, L.P., which is the general partner of First Reserve Fund VIII, each of them disclaims beneficial ownership of the shares held by First Reserve Fund VIII.

(8)	Includes 10,000 shares that may be acquired upon the exercise of stock options.

(9)	Includes 1,667 shares that may be acquired upon the exercise of stock options.

(10)	Mr. Brading resigned in April 2004.

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation authorizes us to issue 50,000,000 shares of capital stock, consisting of 25,000,000 shares of common stock, par value $.001 per share, and 25,000,000 shares of preferred stock, par value $.001 per share. The summary is also subject to applicable provisions of our certificate of incorporation.

Common Stock

Our common stockholders are entitled to one vote per share of common stock in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of our common stock do not have cumulative voting rights. Therefore, subject to any voting rights that may be later granted to holders of any preferred stock we may issue, under our bylaws, holders of a plurality of the common stock present in person or represented by proxy at the meeting and entitled to vote can elect all of our directors. Subject to the rights of any outstanding series of our preferred stock, our common stockholders are entitled to dividends when and if declared by our board of directors out of funds legally available for that purpose. Our common stock is not subject to any calls or assessments. Upon liquidation or dissolution, our common stockholders are entitled to share ratably in all net assets distributable to stockholders after payment of any liquidation preferences to holders of our preferred stock. Holders of our common stock have no redemption, conversion or preemptive rights.

Preferred Stock

We can issue up to 25,000,000 shares of our preferred stock in one or more series without stockholder approval, in one or more series, and can determine, for any series of preferred stock, the terms and rights of the series, including:

•	the number of shares, designation and stated value of the series;

•	the rate and times at which dividends will be payable on shares of the series, any preferences of such dividends over other shares of the series or shares of other series or classes of our capital stock, and the status of dividends as cumulative or non-cumulative;

•	any prices, times and terms at or on which shares of the series may be redeemed;

•	any obligation of ours to purchase or redeem shares of the series pursuant to a sinking or purchase fund for shares of the series, and the terms of any such obligation;

•	any rights to convert shares of the series into, or exchange shares of the series for, shares of any other class of our capital stock;

•	the voting rights, if any, for shares of the series;

•	any rights and preferences of shares of the series upon any liquidation, dissolution or winding up of our affairs or any distribution of our assets;

•	any conditions or restrictions upon the creation of indebtedness, issuances of any additional stock, or payment of dividends or the making of other distributions on the purchase, redemption or other acquisition of any of our outstanding capital stock; and

•	any other relative rights, powers, preferences, qualifications, limitations or restrictions of any series.

We have no current plans to issue any shares of our preferred stock. Any issuance of our preferred stock may adversely affect the voting powers or rights of the holders of our common stock. See “Risk Factors—Risks Related to Our Common Stock—Our ability to issue preferred stock could adversely affect the rights of holders of our common stock.”

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that could delay or make more difficult our acquisition through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock. The following is a summary of these provisions.

Preferred Stock.  Although our board of directors does not currently intend to do so, it could authorize the issuance of a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. Any decision to issue such stock will be based on the board’s judgment as to the best interests of us and our stockholders.

Special Meetings of Stockholders.  Our certificate of incorporation provides that special meetings of our stockholders can only be called by the chairman of the board of directors, the vice-chairman of the board of directors, the chief executive officer, the president or by written order of a majority of the board of directors. Therefore our stockholders do not have the ability to call a special meeting to consider the approval of transactions they may believe to be in their best interest.

Advance Notice for Stockholder Proposals and Director Nominations.  Our bylaws require advance notice to us of any business to be brought by a stockholder before an annual meeting of stockholders and establish procedures to be followed by stockholders in nominating persons for election to the board. Generally, these provisions require written notice to our secretary by a stockholder:

•	if the stockholder proposes to bring any business before an annual meeting and

•	if the stockholder wants to nominate any person for election to our board of directors,

in each case not less than 60 or more than 120 days before the anniversary date of the immediately preceding annual meeting of stockholders (with certain exceptions if the date of the annual meeting is different by more than specified periods from the anniversary date). The stockholder’s notice must set forth specific information regarding (i) the stockholder and the business the stockholder has proposed for consideration at the meeting, and (ii) the director nominee, as described in our bylaws.

Classified Board of Directors.  Our certificate of incorporation divides our board of directors into three classes serving staggered three-year terms. Therefore, stockholders will elect approximately one-third of the board of directors each year. Our certificate of incorporation authorizes only the directors to fill vacant or newly created directorships or increase the size of the board. Delaware law allows directors of a classified board to be removed only for cause. These provisions of our certificate of incorporation and Delaware law may impede a stockholder from gaining control of our board of directors by removing incumbent directors or increasing the number of directors and simultaneously filling the vacancies or newly created directorships with its own nominees.

Amendment of Bylaws

Our board of directors may amend or repeal the bylaws and adopt new bylaws. The holders of common stock may amend or repeal the bylaws and adopt new bylaws by a majority vote.

Limitation of Liability of Directors and Officers

Our board of directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability for:

•	any breach of the duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	unlawful payment of a dividend or unlawful stock purchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Therefore, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Delaware Takeover Statute

Under the terms of our certificate of incorporation and as permitted under Delaware law, we have elected not to be subject to Delaware’s anti-takeover law in order to give our significant stockholders, including First Reserve Fund VIII, greater flexibility in transferring their shares of our common stock. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation could not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. These prohibitions do not apply if the transaction in which the stockholder becomes interested is approved by the board of directors of the issuing corporation as constituted before that transaction. With the approval of our stockholders, we may amend our certificate of incorporation in the future to become governed by the anti-takeover law. However, such an amendment would discourage takeover attempts that might result in a premium over the market price for our common stock.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services, LLC, Dallas, Texas.

UNDERWRITING

We, the selling stockholder and the underwriters named below will enter into an underwriting agreement dated the date of this prospectus with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling stockholder the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares

Total	9,400,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the condition that the representations and warranties made by us and the selling stockholder to the underwriters are true, that there has been no material adverse change to our condition or in the financial markets and that we and the selling stockholder deliver to the underwriters customary closing documents. The underwriters are obligated to purchase all of the shares of common stock (other than those covered by the over-allotment option described below) if it purchases any of the shares.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $              per share. Securities dealers may reallow a concession not in excess of $              per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

We and the selling stockholder have granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 1,410,000 additional shares at a price of $              per share. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. If the over-allotment option is exercised in full, the underwriters will purchase additional common shares from us and the selling stockholder in approximately the same proportions as shown in the table above.

The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholder and the proceeds, before expenses, payable to us and the selling stockholder.

	Per Share	Total
		Without Over- Allotment	With Over- Allotment
Public offering price by us
Underwriting fees to be paid by us
Proceeds, before expenses, to us

Public offering price by the selling stockholder
Underwriting fees to be paid by the selling stockholder
Proceeds, before expenses, to the selling stockholder

We estimate our expenses associated with the offering, excluding underwriting discounts and commissions, will be approximately $             . The selling stockholder will not bear any portion of these expenses. We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that may be required to be made in respect of these liabilities.

We, the selling stockholder and our officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of our lead underwriter, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any share of common stock or any securities convertible into or exercisable or exchangeable for common stock, or file any registration statement under the Securities Act with respect to any of the foregoing or enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, except for the sale to the underwriters in this offering, the issuance by us of any securities or options to purchase common stock under employee benefit plans existing as of the date of this prospectus, the issuance by us of securities in exchange for or upon conversion of our outstanding securities described herein, or certain transfers in the case of officers and directors in the form of bona fide gifts, intra family transfers and transfers related to estate planning matters. Notwithstanding the foregoing, if (i) during the last 17 days of such 180-day restricted period we issue an earnings release or (ii) before the expiration of such 180-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the foregoing restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters may close out a covered short sale by exercising its over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

LEGAL MATTERS

Various legal matters, including the validity of the common stock offered by us, will be passed on for us by Porter & Hedges, L.L.P., Houston, Texas. Various legal matters will be passed on for selling stockholder by Jones Day, Houston, Texas. Various legal matters relating to the offering will be passed on for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement of which this prospectus is a part, in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the Commission, a registration statement on Form S-1 under the Securities Act with respect to the shares offered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information contained in the registration statement. For further information about us and the common stock to be sold in this offering, you can read the registration statement and the exhibits and financial statements, notes and schedules filed with the registration statement. The statements contained in this prospectus about the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement or other document, each statement being qualified in all respects by that reference.

We are currently subject to the information reporting requirements of the Exchange Act and, in accordance with those requirements, we file periodic reports, proxy and information statements with the Commission. Our Commission filings are available to the public over the Internet at the Commission’s web site at www.sec.gov. Our Commission filings are also available at our web site at www.t3energyservices.com. You may also read and copy any document we file at the Commission’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. These periodic reports, proxy and information statements and other information are not incorporated herein by reference. Information contained in our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus.

INDEX TO PRO FORMA

FINANCIAL STATEMENTS

Introduction to Unaudited Pro Forma Consolidated Financial Statements

On October 12, 2005, the Company sold substantially all the assets of its distribution business operated by A&B Bolt & Supply, Inc. (“A&B”) to A&B Valve and Piping Systems, L.P. (“A&B Valve”) pursuant to an Asset Purchase Agreement dated September 29, 2005. A&B Valve purchased substantially all of the assets of A&B for a purchase price of $8.8 million in cash, subject to a post-closing working capital adjustment.

The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003, and 2002 give effect to the sale of A&B as if the transaction had occurred on January 1, 2002. The unaudited pro forma consolidated balance sheet as of June 30, 2005 gives effect to the sale of A&B as if the transaction had occurred on June 30, 2005.

The unaudited pro forma consolidated statements of operations and unaudited pro forma consolidated balance sheet were derived by adjusting the historical consolidated financial statements of T-3 Energy Services, Inc., which include the results of A&B. The unaudited pro forma consolidated financial statements are provided for informational purposes only and should not be construed to be indicative of T-3 Energy Services, Inc.’s consolidated financial position or results of operations had the transaction been consummated on the date assumed and do not project T-3 Energy Services, Inc.’s consolidated financial position or results of operations for any future period or date.

The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with T-3 Energy Services, Inc.’s historical consolidated financial statements and notes thereto included elsewhere in this prospectus.

T-3 Energy Services, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet

as of June 30, 2005

(in thousands except for share amounts)

	T-3 Historical	Pro Forma Disposition Adjustments (a)	Pro Forma
Assets
Current assets:
Cash and cash equivalents	$313	$—	$313
Accounts receivable—trade, net	23,139	(6,582)	16,557
Inventories	19,657	(4,436)	15,221
Notes receivable, current portion	490	—	490
Deferred income taxes	2,072	(232)	1,840
Prepaids and other current assets	1,237	870	2,107

Total current assets	46,908	(10,380)	36,528
Property and equipment, net	19,014	(850)	18,164
Notes receivable, less current portion	352	(14)	338
Goodwill, net	72,935	(4,809)	68,126
Other intangible assets, net	3,038	—	3,038
Other assets	1,116	(26)	1,090

Total assets	$143,363	$(16,079)	$127,284

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable—trade	$12,834	$(4,410)	$8,424
Accrued expenses and other	6,955	331	7,286
Current maturities of long-term debt	289	—	289

Total current liabilities	20,078	(4,079)	15,999
Long-term debt, less current maturities	13,685	(8,839)	4,846
Other long term liabilities	106	—	106
Deferred income taxes	2,235	(603)	1,632

Total liabilities	36,104	(13,521)	22,583

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.001 par value; 25,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, $.001 par value; 25,000,000 shares authorized, 10,581,986 shares issued and outstanding	11	—	11
Warrants, 327,862 issued and outstanding	644	—	644
Additional paid-in capital	123,174	—	123,174
Retained deficit	(16,796)	(2,558)	(19,354)
Accumulated other comprehensive income	226	—	226

Total stockholders’ equity	107,259	(2,558)	104,701

Total liabilities and stockholders’ equity	$143,363	$(16,079)	$127,284

T-3 Energy Services, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

For the Six Months Ended June 30, 2005

(in thousands except per share amounts)

	T-3 Historical	Pro Forma Disposition Adjustments		Pro Forma
Revenues
Products	$43,815	$(18,725	)(a)	$25,090
Services	19,731	—		19,731

	63,546	(18,725)		44,821
Cost of revenues
Products	30,725	(14,272	)(a)	16,453
Services	12,284	—		12,284

	43,009	(14,272)		28,737

Gross profit	20,537	(4,453)		16,084

Operating expenses	14,234	(4,098	)(a)	10,136

Income from operations	6,303	(355)		5,948

Other (income) expense
Interest expense	1,324	(251	)(b)	1,073
Interest income	(54)	—		(54)
Other	19	10	(a)	29

Total other (income) expense	1,289	(241)		1,048

Income from continuing operations before provision for income taxes	5,014	(114)		4,900
Provision for income taxes	1,905	(67	)(a,b)	1,838

Income from continuing operations	$3,109	$(47)		$3,062

Income from continuing operations per common share:
Basic earnings per share	$0.29			$0.29

Diluted earnings per share	$0.29			$0.29

Weighted average common shares outstanding:
Basic	10,582			10,582
Diluted	10,624			10,624

T-3 Energy Services, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

For the Six Months Ended June 30, 2004

(in thousands except per share amounts)

	T-3 Historical	Pro Forma Disposition Adjustments		Pro Forma
Revenues
Products	$39,864	$(19,364	)(a)	$20,500
Services	11,665	(126	)(a)	11,539

	51,529	(19,490)		32,039
Cost of revenues
Products	28,387	(14,429	)(a)	13,958
Services	7,519	(139	)(a)	7,380

	35,906	(14,568)		21,338

Gross profit	15,623	(4,922)		10,701

Operating expenses	11,863	(3,938	)(a)	7,925

Income from operations	3,760	(984)		2,776

Other (income) expense
Interest expense	1,336	—		1,336
Interest income	(113)	—		(113)
Other	58	9	(a)	67

Total other (income) expense	1,281	9		1,290

Income from continuing operations before provision for income taxes	2,479	(993)		1,486
Provision for income taxes	957	130	(a)	1,087

Income from continuing operations	$1,522	$(1,123)		$399

Income from continuing operations per common share:
Basic earnings per share	$0.14			$0.04

Diluted earnings per share	$0.14			$0.04

Weighted average common shares outstanding:
Basic	10,582			10,582
Diluted	10,588			10,588

T-3 Energy Services, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2004

(in thousands except per share amounts)

	T-3 Historical	Pro Forma Disposition Adjustments		Pro Forma
Revenues
Products	$85,915	$(42,652	)(a)	$43,263
Services	24,378	(213	)(a)	24,165

	110,293	(42,865)		67,428
Cost of revenues
Products	61,716	(32,149	)(a)	29,567
Services	15,771	(223	)(a)	15,548

	77,487	(32,372)		45,115

Gross profit	32,806	(10,493)		22,313
Operating expenses	23,905	(8,017	)(a)	15,888

Income from operations	8,901	(2,476)		6,425
Other (income) expense
Interest expense	2,463	(144	)(b)	2,319
Interest income	(205)	—		(205)
Other	173	(39	)(a)	134

Total other (income) expense	2,431	(183)		2,248

Income from continuing operations before provision for income taxes	6,470	(2,293)		4,177
Provision for income taxes	2,145	(840	)(a,b)	1,305

Income from continuing operations	$4,325	$(1,453)		$2,872

Income from continuing operations per common share:
Basic earnings per share	$0.41			$0.27

Diluted earnings per share	$0.41			$0.27

Weighted average common shares outstanding:
Basic	10,582			10,582
Diluted	10,585			10,585

T-3 Energy Services, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2003

(in thousands except per share amounts)

	T-3 Historical	Pro Forma Disposition Adjustments		Pro Forma
Revenues
Products	$84,780	$(38,360	)(a)	$46,420
Services	25,803	(761	)(a)	25,042

	110,583	(39,121)		71,462

Cost of revenues
Products	60,377	(28,006	)(a)	32,371
Services	16,915	(666	)(a)	16,249

	77,292	(28,672)		48,620

Gross profit	33,291	(10,449)		22,842

Operating expenses:
Impairment of goodwill	1,034	—		1,034
Selling, general and administrative expenses	25,132	(8,546	)(a)	16,586

	26,166	(8,546)		17,620
Income from operations	7,125	(1,903)		5,222

Other (income) expense
Interest expense	3,121	—		3,121
Interest income	(244)	—		(244)
Write-off of acquired note receivable	3,491	—		3,491
Other	349	—		349

Total other (income) expense	6,717	—		6,717

Income (loss) from continuing operations before provision for income taxes	408	(1,903)		(1,495)
Provision for income taxes	1,471	(718	)(a)	753

Loss from continuing operations	$(1,063)	$(1,185)		$(2,248)

Loss from continuing operations per common share:
Basic earnings (loss) per share	$(0.10)			$(0.21)

Diluted earnings (loss) per share	$(0.10)			$(0.21)

Weighted average common shares outstanding:
Basic	10,582			10,582
Diluted	10,582			10,582

T-3 Energy Services, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2002

(in thousands except per share amounts)

	T-3 Historical	Pro Forma Disposition Adjustments		Pro Forma
Revenues
Products	$77,580	$(37,248	)(a)	$40,332
Services	24,765	—		24,765

	102,345	(37,248)		65,097

Cost of revenues
Products	54,040	(26,850	)(a)	27,190
Services	14,570	—		14,570

	68,610	(26,850)		41,760

Gross profit	33,735	(10,398)		23,337
Operating expenses	24,013	(8,278	)(a)	15,735

Income from operations	9,722	(2,120)		7,602

Other (income) expense
Interest expense	3,136	—		3,136
Interest income	(675)	—		(675)
Other	(77)	15	(a)	(62)

Total other (income) expense	2,384	15		2,399

Income from continuing operations before provision for income taxes	7,338	(2,135)		5,203
Provision for income taxes	2,911	(832	)(a)	2,079

Income from continuing operations	$4,427	$(1,303)		$3,124

Income from continuing operations per common share:
Basic earnings per share	$0.43			$0.30

Diluted earnings per share	$0.43			$0.30

Weighted average common shares outstanding:
Basic	10,346			10,346
Diluted	10,347			10,347

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a)	To record the disposition, including the elimination of the assets and liabilities sold, and to reflect the application of the estimated net sales proceeds.

(in thousands)
Sale proceeds	$8,839
Estimated selling expenses	(400)

8,439
Net book value of assets & liabilities sold	12,257

Loss on sale of Sellers’ assets	(3,818)
Income tax benefit	1,260

Loss on sale net of tax	$(2,558)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(a)	To eliminate the historical results of operations of A&B in connection with the disposition.

(b)	The Company’s First Amended and Restated Credit Agreement dated as of September 30, 2004 requires the receipt of net cash proceeds from significant dispositions to be applied against the revolving credit commitment. As a result, historical interest expense has been adjusted for the Company’s obligations retired from the proceeds of the disposition for the period October 1, 2004 through June 30, 2005. The Company’s policy is to only allocate interest to discontinued operations for interest on debt that is required to be repaid as a result of a disposal transaction or interest on debt that is assumed by the buyer.

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
	(in thousands)
Proceeds received and used to pay debt	$8,839	$8,839
Interest rate	6.53%	5.69%

Allocated interest expense as a result of the sale	$144	$251

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except for share amounts)

	June 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$313	$95
Accounts receivable – trade, net	23,139	21,145
Inventories	19,657	16,399
Notes receivable, current portion	490	1,173
Deferred income taxes	2,072	2,086
Prepaids and other current assets	1,237	3,194

Total current assets	46,908	44,092

Property and equipment, net	19,014	19,632
Notes receivable, less current portion	352	365
Goodwill, net	72,935	73,229
Other intangible assets, net	3,038	3,445
Other assets	1,116	1,578

Total assets	$143,363	$142,341

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable – trade	$12,834	$10,383
Accrued expenses and other	6,955	6,428
Current maturities of long-term debt	289	44

Total current liabilities	20,078	16,855

Long-term debt, less current maturities	13,685	18,824
Other long-term liabilities	106	130
Deferred income taxes	2,235	2,216

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value, 25,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value, 25,000,000 shares authorized at June 30, 2005 and 50,000,000 shares authorized at December 31, 2004, 10,581,986 shares issued and outstanding at June 30, 2005 and December 31, 2004	11	11

Warrants, 327,862 issued and outstanding at June 30, 2005 and 517,862 issued and outstanding at December 31, 2004	644	853
Additional paid-in capital	123,174	122,962
Retained deficit	(16,796)	(19,933)
Accumulated other comprehensive income	226	423

Total stockholders’ equity	107,259	104,316

Total liabilities and stockholders’ equity	$143,363	$142,341

The accompanying notes are an integral part of these condensed consolidated financial statements

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands except per share amounts)

	Six Months Ended June 30,
	2005	2004
Revenues:
Products	$43,815	$39,864
Services	19,731	11,665

	63,546	51,529

Cost of revenues:
Products	30,725	28,387
Services	12,284	7,519

	43,009	35,906

Gross profit	20,537	15,623

Operating expenses	14,234	11,863

Income from operations	6,303	3,760

Interest expense	1,324	1,336

Interest income	54	113

Other (income) expense, net	19	58

Income from continuing operations before provision for income taxes	5,014	2,479

Provision for income taxes	1,905	957

Income from continuing operations	3,109	1,522

Income (loss) from discontinued operations, net of tax	28	(2,565)

Net income (loss)	$3,137	$(1,043)

Basic earnings (loss) per common share:
Continuing operations	$.29	$.14

Discontinued operations	$.01	$(.24)

Net income (loss) per common share	$.30	$(.10)

Diluted earnings (loss) per common share:
Continuing operations	$.29	$.14

Discontinued operations	$.01	$(.24)

Net income (loss) per common share	$.30	$(.10)

Weighted average common shares outstanding:
Basic	10,582	10,582

Diluted	10,624	10,588

The accompanying notes are an integral part of these condensed consolidated financial statements.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2005	2004
Cash flows from operating activities:
Net income (loss)	$3,137	$(1,043)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from discontinued operations, net of tax	(28)	2,565
Bad debt expense	140	246
Depreciation and amortization	1,747	1,271
Amortization of deferred loan costs	173	590
Write-off of deferred loan costs	370	—
Loss on sale of assets	18	137
Write-down of other intangible assets, net	—	150
Deferred taxes	254	(530)
Amortization of stock compensation	3	3
Changes in assets and liabilities:
Accounts receivable – trade	(2,183)	(1,729)
Inventories, net	(3,287)	(3,517)
Prepaids and other current assets	1,958	1,196
Notes receivable	696	106
Other assets	(109)	11
Accounts payable – trade	2,438	2,625
Accrued expenses and other	545	(52)
Assets held for sale, net	—	119

Net cash provided by operating activities	5,872	2,148

Cash flows from investing activities:
Purchases of property and equipment	(833)	(998)
Proceeds from sales of property and equipment	58	491

Net cash used in investing activities	(775)	(507)

Cash flows from financing activities:
Net borrowings under revolving credit facility	10,128	1,295
Payments on long-term debt	(15,022)	(12,256)

Net cash used in financing activities	(4,894)	(10,961)

Effect of exchange rate changes on cash and cash equivalents	17	—

Net cash provided by (used in) discontinued operations	(2)	9,258

Net decrease in restricted cash	—	72

Net increase in cash and cash equivalents	218	10
Cash and cash equivalents, beginning of period	95	17

Cash and cash equivalents, end of period	$313	$27

The accompanying notes are an integral part of these condensed consolidated financial statements.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2005	2004
Net income (loss)	$3,137	$(1,043)

Other comprehensive income (loss):
Foreign currency translation adjustment	(197)	—

Comprehensive income (loss)	$2,940	$(1,043)

The accompanying notes are an integral part of these condensed consolidated financial statements.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. These financial statements include the accounts of T-3 Energy Services, Inc. and its subsidiaries (“T-3” or the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation. Operating results for the six months ended June 30, 2005, are not necessarily indicative of the results that may be expected for the year ended December 31, 2005. For further information, refer to the consolidated financial statements and footnotes thereto, which begin on page F-14 of this prospectus.

Stock-Based Compensation

At June 30, 2005, the Company had a stock option plan, which is described more fully in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. The Company accounts for that plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per common share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” to stock-based employee plans (dollars in thousands, except per share data):

	Six Months Ended
	June 30,
	2005	2004
Net income (loss), as reported	$3,137	$(1,043)
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects determined under fair value method for all awards, net of related tax effects.	476	(56)

Net income (loss), as adjusted	$3,613	$(1,099)

Basic earnings (loss) per share:
As reported	$.30	$(.10)
As adjusted	$.34	$(.10)

Diluted earnings (loss) per share:
As reported	$.30	$(.10)
As adjusted	$.34	$(.10)

For the purpose of estimating the fair value disclosures above, the fair value of each stock option has been estimated on the grant date with a Black-Scholes option pricing model. The following assumptions for the six months ended June 30, 2005 and 2004 were computed on a weighted average basis: risk-free interest rate of 4.18% and 4.12%, respectively, expected volatility of 38.91% and 42.44%, respectively, expected life of four years for each period and no expected dividends. For the six months ended June 30, 2005, the effect on stock-

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) – CONTINUED

1.	BASIS OF PRESENTATION - (Continued)

based employee compensation was a benefit due to forfeitures of 185,000 options. The effects of applying SFAS No. 123 may not be indicative of future amounts since additional future awards are anticipated and the estimation of values involves subjective assumptions that may vary materially as a result of actual events.

Newly Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (R), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” Generally, the approach to accounting for share-based payments in SFAS 123 (R) is similar to the approach described in SFAS 123. However, SFAS 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123 (R) is effective at the beginning of the annual period beginning after June 15, 2005. The Company expects to adopt the standard on January 1, 2006. The Company is currently evaluating the impact this will have, but does not expect it to have a material impact on its financial condition, results of operations and cash flows.

In May 2005, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 154, “Accounting Changes and Error Corrections – a replacement of Accounting Principles Board (APB) Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. It requires companies that make a voluntary change in accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have an impact on its consolidated financial statements.

2.	DISCONTINUED OPERATIONS

During the first quarter of 2004, the Company sold certain non-core assets within its products segment. The Company received $7.4 million in cash at closing that was immediately used to pay down the term loan under its senior credit facility.

During the second and third quarters of 2004, the Company sold all of the remaining assets within its products segment, except for certain assets related to the Company’s custom coatings business, along with certain assets within its pressure control segment for approximately $2.5 million.

The assets sold constituted businesses and thus their results of operations have been reported as discontinued operations during 2005 and 2004. Due to the sale of substantially all of the assets of the Company’s products segment and since the Company’s custom coatings business is insignificant to the consolidated results of the Company and also has similar economic characteristics, customers and products to the Company’s pressure control segment, the Company realigned its operating segments during 2004. The three historical reporting segments of pressure control, products and distribution now operate under two reporting segments: pressure control and distribution. Accordingly, all historical segment results reflect the new operating structure. See Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2004, included elsewhere in this prospectus.

Net revenues from discontinued operations for the six months ended June 30, 2005 and 2004 were $0 million and $8.8 million, respectively. For the same periods, income (loss) before provision (benefit) for income taxes was approximately $0.1 million and $(3.7) million, respectively.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) – CONTINUED

3.	INVENTORIES

Inventories consist of the following (dollars in thousands):

	June 30, 2005	December 31, 2004
Raw materials	$3,894	$3,197
Work in process	5,026	2,985
Finished goods and component parts	10,737	10,217

	$19,657	$16,399

4.	DEBT

During May 2005, the Company received consents from its senior lenders to repay the Company’s $15 million amended and restated subordinated term loan using advances made from its amended and restated senior credit facility. This debt extinguishment resulted in a write-down of deferred loan costs of approximately $0.4 million and such costs have been classified as interest expense in the Company’s 2005 results of operations.

The Company’s amended and restated senior credit facility provides for a $50 million revolving line of credit, maturing September 30, 2007, that can be increased by up to $25 million (not to exceed a total commitment of $75 million). The senior credit facility consists of a revolving credit facility that includes a swing line subfacility up to $5 million and a letter of credit subfacility up to $5 million. As of June 30, 2005, the Company had $13.7 million borrowed under its senior credit facility. See Note 6 to the Company’s consolidated financial statements for the year ended December 31, 2004 for additional information related to the Company’s debt included elsewhere in this prospectus.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) – CONTINUED

5.	EARNINGS (LOSS) PER SHARE

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is the same as basic but includes dilutive stock options and warrants using the treasury stock method.

The following table reconciles the numerators and denominators of the basic and diluted per common share computations for net income (loss) for the six months ended June 30, 2005 and 2004, as follows (in thousands except per share data):

	Six Months Ended June 30,
	2005	2004
Numerator:
Income from continuing operations	$3,109	$1,522
Income (loss) from discontinued operations	28	(2,565)

Net income (loss)	$3,137	$(1,043)

Denominator:
Weighted average common shares outstanding — basic	10,582	10,582
Shares for dilutive stock options	42	6

Weighted average common shares outstanding and assumed conversions — diluted	10,624	10,588

Basic earnings (loss) per common share:
Continuing operations	$.29	$.14
Discontinued operations	.01	(.24)

Net income (loss) per common share	$.30	$(.10)

Diluted earnings (loss) per common share:
Continuing operations	$.29	$.14
Discontinued operations	.01	(.24)

Net income (loss) per common share	$.30	$(.10)

For the six months ended June 30, 2005, there were 159,336 options and 327,862 warrants that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive. For the six months ended June 30, 2004, there were 584,379 options and 517,862 warrants that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) – CONTINUED

6.	REPORTABLE SEGMENTS

The Company’s determination of reportable segments considers the strategic operating units under which the Company sells various types of products and services to various customers.

The accounting policies of the segments are the same as those of the Company. The Company evaluates performance based on income from operations excluding certain corporate costs not allocated to the segments. Inter-segment revenues are not material. Substantially all revenues are from domestic sources and Canada and all assets are held in the United States and Canada. The Company operates under two reporting segments: pressure control and distribution. Segment information for the six months ended June 30, 2005 and 2004 is as follows:

	Pressure Control	Distribution	Corporate	Consolidated
	(in thousands)
Six months ended June 30:
2005
Revenues	$44,821	$18,725	$—	$63,546
Depreciation and amortization	1,220	130	397	1,747
Income (loss) from operations	9,127	355	(3,179)	6,303
Capital expenditures.	529	86	218	833
2004
Revenues	$32,039	$19,490	$—	$51,529
Depreciation and amortization	770	134	367	1,271
Income (loss) from operations	5,738	984	(2,962)	3,760
Capital expenditures.	360	368	270	998

7.	CONTINGENCIES

The Company is, from time to time, involved in various legal actions arising in the normal course of business. In December 2001, a lawsuit was filed against the Company in the 14th Judicial District Court of Calcasieu Parish, Louisiana. The lawsuit alleges that certain equipment purchased from and installed by a wholly owned subsidiary of the Company was defective in assembly and installation. The plaintiffs have alleged certain damages in excess of $5 million related to repairs and activities associated with the product failure and have also claimed unspecified damages with respect to certain expenses, loss of production and damage to the reservoir. In June 2003, a lawsuit was filed against the Company in the 61st Judicial District of Harris County, Texas. The lawsuit alleges that certain equipment purchased from and installed by a wholly owned subsidiary of the Company was defective. The plaintiffs initially alleged repair and replacement damages of $0.3 million. During the three months ended June 30, 2005, the plaintiffs alleged production damages in the range of $3 to $5 million. The Company has tendered the defense of these claims under its comprehensive general liability insurance policy and its umbrella policy. Management does not believe that the outcomes of such legal actions involving the Company will have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

The Company’s environmental remediation and compliance costs have not been material during any of the periods presented. The Company has been identified as a potentially responsible party with respect to one site designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act and similar state laws. The Company’s involvement at this site is believed to have been minimal. Because it is early in the process, no determination of the Company’s actual liability can be made at this time. As such, management

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) – CONTINUED

7.	CONTINGENCIES - (Continued)

has not currently accrued for any future remediation costs related to this site. However, based upon the Company’s involvement with this site, management does not expect that its share of remediation costs will have a material impact on its financial position, results of operations or cash flows.

In July 2001, the Company discovered preliminary information concerning deep soil contamination at one of its leased facilities. This preliminary information is limited, and the contamination source has not yet been identified. The Company has informed the landlord of the existence of the contamination and has requested that it remediate the property as required by the lease. Management expects that the landlord will comply with its obligations under the lease to investigate the environmental condition and take any action required under applicable laws. Management does not believe that the Company has contributed to or is responsible for remediation of the site.

At June 30, 2005, the Company had $1.3 million of letters of credit outstanding. This primarily consists of a $1.2 million standby letter of credit issued by Wells Fargo to secure the HSBC Bank Operating Loan, which is the revolving line of credit used for the Oilco Group of Canada’s (“Oilco”) daily operating requirements. This letter of credit has an effective date of December 2, 2004 and a maturity date of September 15, 2005.

8.	STOCKHOLDERS’ EQUITY

Authorized Shares

At the 2005 Annual Meeting of stockholders held on June 1, 2005, the Company’s stockholders approved a proposal to amend the Company’s Certificate of Incorporation to decrease the number of authorized shares of common stock from 50,000,000 to 25,000,000. At June 30, 2005, the Company’s authorized capital stock consisted of 25,000,000 shares of common stock, par value $.001 per share, and 25,000,000 shares of preferred stock, par value $.001 per share.

Warrants

During June 2005, warrants to acquire 190,000 shares of the Company’s common stock expired. At June 30, 2005, warrants to acquire 327,862 shares of common stock at $12.80 per share remain outstanding. These outstanding warrants are currently exercisable and expire on December 17, 2011.

9.	RECENT EVENTS

On June 20, 2005, the Company announced that it had retained Simmons & Company International to assist in evaluating strategic alternatives to enhance stockholder value. There can be no assurance that any transaction will be entered into or completed as a result of this process.

On July 20, 2005, the Company completed a joint participation agreement with Servicios Y Maquinaria De Mexico, S.A. de C.V. (“SYMMSA”), a subsidiary of GRUPO R, a conglomerate of companies that provide services to the energy and industrial sectors in Mexico. The Company and SYMMSA have agreed to incorporate T-3 Energy Services Mexico, S. de R.L. de C.V. (the “Joint Venture”), which will be operated and controlled by both parties in equal percentages. Under the terms of the agreement, the Company will provide the Joint Venture with its pressure control products and services, trademark and trade name, license know how and other services. SYMMSA will provide the Joint Venture with the exclusive use of its real estate, building facilities, machinery and equipment, and labor force, and will assist the Joint Venture in its marketing and sales efforts in Mexico.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) – CONTINUED

9.	RECENT EVENTS - (Continued)

On August 25, 2005, the Compensation Committee of the Board of Directors of the Company approved the First Amendment to Employment Agreement (the “Employment Agreement Amendment”) entered into between the Company and Gus D. Halas, the Company’s President and Chief Executive Officer. The Employment Agreement Amendment provides for the payment by the Company to Mr. Halas of a transaction bonus in the event of a change in control of the Company on or prior to December 31, 2005, based on the “transaction value per share.” If the transaction value per share, or the aggregate amount received for each share of the Company’s common stock by the Company’s stockholders in connection with a change in control, equals $20.00, the transaction bonus will be equal to $5,230,769. In the event the transaction value per share is higher or lower than $20.00, the amount of the transaction bonus will be increased or reduced by the product of $461,538 and the difference between the transaction value per share and $20.00. For example, if the transaction value per share were $12.00, the closing price of the Company’s common stock on October 20, 2005, the transaction bonus would be approximately $1,538,465. If Mr. Halas’ employment is terminated by the Company other than for good cause (as defined in the Employment Agreement Amendment), by Mr. Halas for circumstances constituting a constructive termination (as defined in the Employment Agreement Amendment) or as a result of Mr. Halas’ death or disability, Mr. Halas will be entitled to receive the transaction bonus. If Mr. Halas’ employment is terminated by the Company for good cause or by Mr. Halas other than for circumstances constituting a constructive termination, Mr. Halas will not be entitled to receive the transaction bonus.

In addition, the Employment Agreement Amendment provides that severance payments made to Mr. Halas in the event of the termination of Mr. Halas’ employment by the Company other than for good cause or by Mr. Halas for circumstances constituting a constructive termination, will be made in a lump sum instead of over the remaining term of the agreement as previously provided.

First Reserve Fund VIII has agreed to make a capital contribution to the Company in order to reimburse the Company for the payment of any transaction bonus on an after-tax basis. The Company will account for the payment of the transaction bonus, if any, as a compensation expense in the period the obligation is incurred.

On October 12, 2005, the Company sold substantially all the assets of its distribution business operated by A&B Bolt & Supply, Inc. (“A&B”) to A&B Valve and Piping Systems, L.P. (“A&B Valve”) pursuant to an Asset Purchase Agreement dated September 29, 2005. A&B distributes products and supplies to the oil, gas and pipeline industries, including valves, pipe, fittings, fasteners and flanges. A&B Valve purchased substantially all of the assets of A&B for a purchase price of $8.8 million in cash, subject to a post-closing working capital adjustment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

T-3 Energy Services, Inc.:

We have audited the accompanying consolidated balance sheets of T-3 Energy Services, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of T-3 Energy Services, Inc. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Houston, Texas

March 28, 2005

T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except for share amounts)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$95	$17
Restricted cash	—	102
Accounts receivable – trade, net	21,145	19,335
Inventories	16,399	12,083
Notes receivable, current portion	1,173	1,462
Deferred income taxes	2,086	2,613
Prepaids and other current assets	3,194	4,159
Current assets of discontinued operations	—	13,912
Assets held for sale	—	119

Total current assets	44,092	53,802
Property and equipment, net	19,632	20,240
Notes receivable, less current portion	365	370
Goodwill, net	73,229	68,726
Other intangible assets, net	3,445	912
Other assets	1,578	1,487

Total assets	$142,341	$145,537

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities: Accounts payable – trade	$10,383	$7,822
Accrued expenses and other	6,428	6,620
Current maturities of long-term debt	44	10,093
Current liabilities of discontinued operations	—	1,406

Total current liabilities	16,855	25,941
Long-term debt, less current maturities	18,824	14,263
Other long-term liabilities	130	177
Deferred income taxes	2,216	2,790

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value, 25,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value, 50,000,000 shares authorized, 10,581,986 shares issued and outstanding in 2004 and 2003	11	11
Warrants, 517,862 issued and outstanding in 2004 and 2003	853	853
Additional paid-in capital	122,962	122,954
Retained earnings (deficit)	(19,933)	(21,452)
Accumulated other comprehensive income	423	—

Total stockholders’ equity	104,316	102,366

Total liabilities and stockholders’ equity	$142,341	$145,537

The accompanying notes are an integral part of these consolidated financial statements.

T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Year ended December 31,
	2004	2003	2002
Revenues:
Products	$85,915	$84,780	$77,580
Services	24,378	25,803	24,765

	110,293	110,583	102,345
Cost of revenues:
Products	61,716	60,377	54,040
Services	15,771	16,915	14,570

	77,487	77,292	68,610
Gross profit	32,806	33,291	33,735
Operating expenses:
Impairment of goodwill	—	1,034	—
Selling, general and administrative expenses	23,905	25,132	24,013

	23,905	26,166	24,013
Income from operations	8,901	7,125	9,722
Interest expense	2,463	3,121	3,136
Interest income	205	244	675
Write-off of acquired note receivable	—	3,491	—
Other (income) expense, net	173	349	(77)

Income from continuing operations before provision for income taxes	6,470	408	7,338
Provision for income taxes	2,145	1,471	2,911

Income (loss) from continuing operations	4,325	(1,063)	4,427
Income (loss) from discontinued operations, net of tax	(2,806)	(27,216)	143

Net income (loss)	$1,519	$(28,279)	$4,570

Basic earnings (loss) per common share:
Continuing operations	$0.41	$(0.10)	$0.43
Discontinued operations	(0.27)	(2.57)	0.01

Net income (loss) per common share	$0.14	$(2.67)	$0.44

Diluted earnings (loss) per common share:
Continuing operations	$0.41	$(0.10)	$0.43
Discontinued operations	(0.27)	(2.57)	0.01

Net income (loss) per common share	$0.14	$(2.67)	$0.44

Weighted average common shares outstanding:
Basic	10,582	10,582	10,346

Diluted	10,585	10,582	10,347

The accompanying notes are an integral part of these consolidated financial statements.

T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$1,519	$(28,279)	$4,570
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from discontinued operations, net of tax	2,806	27,216	(143)
Bad debt expense	472	488	425
Depreciation and amortization	2,762	3,005	2,656
Amortization of deferred loan costs	856	983	850
Loss on sale of assets	203	61	—
Deferred taxes	(96)	949	3,198
Amortization of stock compensation	8	36	9
Write-off of acquired note receivable	—	3,491	—
Write-off of other intangible assets, net	150	—	—
Impairment of goodwill	—	1,034	—
Changes in assets and liabilities, net of effect of acquisitions and dispositions:
Accounts receivable – trade	(268)	(1,008)	2,929
Inventories	(3,232)	1,184	506
Prepaids and other current assets	1,024	931	(1,307)
Notes receivable	294	555	271
Other assets	(41)	149	(207)
Accounts payable – trade	1,908	(4,070)	(1,263)
Accrued expenses and other	(845)	201	(6,427)
Assets held for sale, net	119	31	(150)

Net cash provided by operating activities	7,639	6,957	5,917

Cash flows from investing activities:
Purchases of property and equipment	(2,507)	(1,047)	(4,807)
Proceeds from sales of property and equipment	1,084	89	110
Cash paid for acquisitions, net of cash acquired	(10,442)	—	—

Net cash used in investing activities	(11,865)	(958)	(4,697)

Cash flows from financing activities:
Proceeds from long-term debt	3,000	—	—
Net borrowings (repayments) under revolving credit facility	3,788	(2,079)	(13,727)
Payments on long-term debt	(12,276)	(3,469)	(5,573)
Debt financing costs	(926)	(214)	(5)
Proceeds from sales of common stock	—	—	10,000

Net cash used in financing activities	(6,414)	(5,762)	(9,305)

Effect of exchange rate changes on cash and cash equivalents	(41)	—	—

Net cash provided by (used in) discontinued operations	10,657	(972)	3,544

Net decrease (increase) in restricted cash	102	(102)	—

Net increase (decrease) in cash and cash equivalents	78	(837)	(4,541)
Cash and cash equivalents, beginning of year	17	854	5,395

Cash and cash equivalents, end of year	$95	$17	$854

The accompanying notes are an integral part of these consolidated financial statements.

T-3 ENERGY SERVICES, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2004, 2003 and 2002

(in thousands)

	Preferred Stock		Common Stock		Warrants		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Warrants	Amount
Balance, December 31, 2001	—	$—	9,582	$10	3,489	$938	$112,825	$2,257	$—	$116,030
Sales of common stock	—	—	1,000	1	—	—	9,999	—	—	10,000
Amortization of stock compensation	—	—	—	—	—	—	9	—	—	9
Net income	—	—	—	—	—	—	—	4,570	—	4,570

Balance, December 31, 2002	—	—	10,582	11	3,489	938	122,833	6,827	—	130,609
Expiration of warrants	—	—	—	—	(2,971)	(85)	85	—	—	—
Amortization of stock compensation	—	—	—	—	—	—	36	—	—	36
Net loss	—	—	—	—	—	—	—	(28,279)	—	(28,279)

Balance, December 31, 2003	—	—	10,582	11	518	853	122,954	(21,452)	—	102,366
Comprehensive income:
Net income	—	—	—	—	—	—	—	1,519	—	1,519
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	423	423

Comprehensive income	—	—	—	—	—	—	—	1,519	423	1,942
Amortization of stock compensation	—	—	—	—	—	—	8	—	—	8

Balance, December 31, 2004	—	$—	10,582	$11	518	$853	$122,962	$(19,933)	$423	$104,316

The accompanying notes are an integral part of these consolidated financial statements.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of T-3 Energy Services, Inc., and its wholly owned subsidiaries (the “Company”). All significant intercompany accounts have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2004 and 2003, there were no cash equivalents. At December 31, 2003, the Company had approximately $102,000 in restricted cash arising from insurance proceeds held in escrow pending landlord approval of repairs to a leased facility. This restricted cash was released during 2004.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaids and other current assets, accounts payable and accrued expenses and other approximate their respective fair values because of the short maturities of those instruments.

Long term notes receivable, including current portion, are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings. The carrying amounts of these notes receivable closely approximate their fair values.

The fair value of long-term debt, including current maturities, is estimated based upon quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturities. The carrying amounts of these long-term debt instruments closely approximate their fair values.

Other long-term liabilities consist primarily of deferred payments for which cost approximates fair value.

Accounts Receivable

Accounts receivable are stated at the historical carrying amount, net of write-offs and the allowance for doubtful accounts. The Company’s receivables are exposed to concentrations of credit risk since its business is primarily conducted with companies in the oil and gas, petrochemical, chemical and petroleum refining industries in the Gulf Coast region and Canada. The Company continually monitors collections and evaluates the financial strength of its customers but does not require collateral to support its domestic customer receivables. The Company may require collateral to support its international customer receivables. The Company provides an allowance for doubtful accounts for potential collection issues in addition to reserves for specific accounts receivable where collection is no longer probable, as presented in the table below (in thousands):

	December 31, 2004	December 31, 2003	December 31, 2002
Balance at beginning of year	$799	$448	$82
Charged to expense	472	488	425
Write-offs	(301)	(137)	(59)

Balance at end of year	$970	$799	$448

Inventories

Inventories are stated at the lower of cost or market. Cost includes, where applicable, manufacturing labor and overhead. The first-in, first-out method is used to determine the cost of substantially all of the inventories in the Company’s pressure control segment. The distribution segment uses the specific identification method for certain

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - (Continued)

valve inventories and average cost for all other items in determining cost. Inventories consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Raw materials	$3,197	$2,250
Work in process	2,985	2,143
Finished goods and component parts	10,217	7,690

	$16,399	$12,083

The Company regularly reviews inventory quantities on hand and records a provision for excess and slow moving inventory. During 2004, 2003 and 2002, the Company recorded $442,000, $497,000 and $411,000, respectively, in charges to earnings to write down the recorded cost of inventory to its estimated fair market value.

Property and Equipment

Property and equipment is stated at cost. For property and equipment acquired as a result of business combinations (see Note 2), cost is determined based upon fair values as of the acquisition dates. Depreciation is computed using the straight-line method over estimated useful lives. Expenditures for replacements and major improvements are capitalized. Expenditures for maintenance, repairs and minor replacements are expensed as incurred. Leasehold improvements are amortized over the lesser of the estimated useful life or term of the lease.

Long-lived assets to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Long-lived assets include property, plant and equipment and definite-lived intangibles. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. The undiscounted cash flow analysis consists of estimating the future cash flows that are directly associated with and expected to arise from the use and eventual disposition of the asset over its remaining useful life. These cash flows are inherently subjective and require significant estimates based upon historical experience and future expectations such as budgets and internal projections. If the undiscounted cash flows do not exceed the carrying value of the long-lived asset, an impairment has occurred, and the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows. Cash flows are generally discounted at an interest rate commensurate with our weighted average cost of capital for a similar asset. Assets are classified as held for sale when the Company has a plan for disposal of certain assets and those assets meet the held for sale criteria of SFAS No. 144. For the years ended December 31, 2004, 2003 and 2002, no significant impairment had occurred for assets of continuing operations.

Goodwill

Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses. Identifiable intangible assets acquired in business combinations are recorded based upon fair market value at the date of acquisition.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - (Continued)

Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” This standard changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and at least an annual test for impairment of goodwill and intangibles with indefinite lives.

During 2002, the Company completed the transitional goodwill and indefinite life intangibles impairment tests as well as the annual impairment tests required by SFAS No. 142. During 2002, management’s calculations indicated the fair value of each reporting unit exceeded its carrying amount and, accordingly, goodwill and indefinite life intangibles were not impaired. The Company’s annual tests of impairment of goodwill and indefinite life intangibles are performed as of December 31. The fair values of the Company’s reporting units were determined based on the reporting units’ projected discounted cash flow and publicly traded company multiples and acquisition multiples of comparable businesses.

In mid-year 2003, the Company hired a new management team that undertook an in-depth evaluation of the Company’s businesses and products with the purpose of maximizing stockholder value and positioning the Company for future growth.

In the fourth quarter of 2003, the Company’s management completed its evaluation of each business segment’s product lines and service revenues for expected future performance and developed a new strategy and operating plan. Management based its expectations for the Company’s future performance on then current market conditions and on each of the business segment’s potential to maximize the value of the overall business by either expansion or growth of product lines and services, internally and through acquisitions, and in both the domestic and international markets.

During the fourth quarter of 2003, management committed to a formal plan to sell certain non-core assets within its products segment. At December 31, 2003, these assets constituted a business and thus were classified as discontinued operations. Goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. For the year ended December 31, 2003, the Company recorded a goodwill impairment charge of $10.2 million related to these assets being disposed of.

In connection with the disposition of certain non-core assets (see Note 2), management reevaluated its expectations for the earnings, growth and contribution of the products segment for 2004 and concluded that the segment would continue to contribute positively to the Company’s consolidated results of operations and cash flows but at a much reduced level. This determination took into account the continued softness in the Gulf of Mexico upstream and downstream oil and gas industry as well as lower revenues generated from larger fabricated equipment and component sales. In addition, management expected lower revenues from the electrical motor and generator repair and storage business.

At December 31, 2003, the Company assessed the realizability of its recorded goodwill and other intangibles in accordance with SFAS No. 142. Management’s analysis indicated that goodwill was impaired for the remaining businesses within the products segment as their carrying value was greater than fair value. The Company then performed a discounted cash flow analysis and used other market methods to estimate the fair value of the assets and liabilities other than goodwill and intangibles. This assessment indicated that goodwill of $16.2 million, of which $1.0 million is attributable to the Company’s custom coatings business, was impaired.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - (Continued)

During the second quarter of 2004, management again reevaluated its expectations for the earnings, growth and contribution of the products segment and decided to sell substantially all of the remaining assets within the Company’s products segment, except for certain assets related to the Company’s custom coatings business, along with certain assets within the Company’s pressure control segment. At June 30, 2004, pressure control goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. This resulted in a goodwill impairment charge of $0.3 million in discontinued operations during the second quarter of 2004, related to the assets being sold within the Company’s pressure control segment. Due to the sale of substantially all of the assets of the products segment and since the Company’s custom coatings business is insignificant to the consolidated results of the Company and also has similar economic characteristics, customers and products to the pressure control segment, the Company realigned its operating segments during June 2004. The three historical reporting segments of pressure control, products and distribution now operate under two reporting segments: pressure control and distribution. Accordingly, all historical segment results have been restated to reflect the new operating structure.

At December 31, 2004, the Company completed the annual impairment tests required by SFAS No. 142. Its calculations indicated the fair value of each reporting unit exceeded its carrying amount and, accordingly, goodwill and indefinite life intangibles were not impaired. The fair values of the Company’s reporting units were determined based on the reporting units’ projected discounted cash flow and publicly traded company multiples and acquisition multiples of comparable businesses. Certain estimates and judgments are required in the fair value calculations. The Company has determined no impairment exists; however, if for any reason the fair value of its goodwill or indefinite life intangible assets declines below the carrying value in the future, the Company may incur charges for the impairment. The Company will continue to test on a consistent measurement date unless events occur or circumstances change between annual impairment tests that would more likely than not reduce fair value of a reporting unit below its carrying value.

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows (in thousands):

	Pressure Control	Distribution	Total
Balance, December 31, 2002	$65,461	$5,210	$70,671
Adjustments	(589)	(322)	(911)
Impairment loss recognized in operating income	(1,034)	—	(1,034)

Balance, December 31, 2003	$63,838	$4,888	$68,726
Adjustments	(246)	(52)	(298)
Impairment loss recognized in discontinued operations	(308)	—	(308)

Acquisition of Oilco	5,109	—	5,109

Balance, December 31, 2004	$68,393	$4,836	$73,229

During 2004, the Company reduced goodwill by $298,000 primarily related to a reduction in net operating loss valuation allowances partially offset by an increase in foreign currency exchange rates. During 2003, the Company reduced goodwill by $911,000 primarily related to management’s conclusion that purchase accounting accruals of $2,225,000 previously established were no longer necessary. These reductions were partially offset by a goodwill increase related to an increase in the valuation allowance for deferred tax assets to the extent the deferred tax assets had been established previously through purchase accounting.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - (Continued)

Other Intangible Assets

Other intangible assets include non-compete agreements, customer lists, patents and other similar items, as described below (in thousands):

	December 31, 2004	December 31, 2003
Covenants not to compete	$5,065	$3,303
Customer lists	887	—
Other intangible assets	172	46

	6,124	3,349
Less: Accumulated amortization	(2,679)	(2,437)

	$3,445	$912

Covenants not to compete are amortized upon commencement of the non-compete period over the terms of the agreements, which range from one to five years. Accumulated amortization was $2,563,000 and $2,422,000 at December 31, 2004 and 2003, respectively. Amortization expense for covenants not to compete was $141,000, $466,000, and $545,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Customer lists were acquired as part of the acquisition of Oilco and were recorded based upon their fair market value at the acquisition date. Customer lists are amortized over five years. Accumulated amortization was $36,000 and $0 at December 31, 2004 and 2003, respectively. Amortization expense was $36,000, $0 and $0 for the years ended December 31, 2004, 2003 and 2002, respectively.

The following table summarizes estimated aggregate amortization expense for other intangible assets subject to amortization for each of the five succeeding fiscal years (in thousands):

Year ending December 31
2005	$742
2006	560
2007	560
2008	560
2009	445

Excluded from the above amortization expense is $0.5 million of covenants not to compete for which the amortization period has not yet begun.

Deferred Loan Costs

Deferred loan costs were incurred in connection with the arrangement of the Company’s amended and restated senior credit facility and subordinated term loan and the previous credit agreement and Wells Fargo note payable (see Note 6). Net deferred loan costs of $1,104,000 and $1,034,000 are included in Other Assets on the December 31, 2004 and 2003 balance sheets, respectively. Deferred loan costs are amortized over the terms of the applicable loan agreements, which range from three to four years. Accumulated amortization was $2,759,000 and $1,903,000 at December 31, 2004 and 2003, respectively. Amortization of deferred loan costs for the years ended December 31, 2004, 2003 and 2002, which is classified as interest expense, was $856,000, $983,000 and $850,000, respectively.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - (Continued)

Self-Insurance

The Company is self-insured up to certain levels for its group medical coverage. The amounts in excess of the self-insured levels are fully insured, up to a limit. Liabilities associated with these risks are estimated by considering historical claims experience. Although management believes adequate reserves have been provided for expected liabilities arising from the Company’s self-insured obligations, there is a risk that the Company’s insurance may not be sufficient to cover any particular loss or that its insurance may not cover all losses. For example, while the Company maintains product liability insurance, this type of insurance is limited in coverage, and it is possible an adverse claim could arise in excess of the Company’s coverage. Finally, insurance rates have in the past been subject to wide fluctuation. Changes in coverage, insurance markets and the industry may result in increases in the Company’s cost and higher deductibles and retentions.

Income Taxes

The Company provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The effective tax rates for 2004, 2003 and 2002 were 33%, 361% and 40%, respectively. The Company operates in a number of domestic tax jurisdictions and certain foreign tax jurisdictions under various legal forms. As a result, the Company is subject to domestic and foreign tax jurisdictions and tax agreements and treaties among the various taxing authorities. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or the Company’s level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that it provides during any given year.

The Company records a valuation allowance to reduce the carrying value of its deferred tax assets when it is more likely than not that some or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends upon the ability to generate sufficient taxable income of the appropriate character in the future. This requires management to use estimates and make assumptions regarding significant future events such as the taxability of entities operating in the various taxing jurisdictions. In evaluating the Company’s ability to recover its deferred tax assets, management considers all reasonably available positive and negative evidence, including its past operating results, the existence of cumulative losses in the most recent years and its forecast of future taxable income. In estimating future taxable income, management develops assumptions, including the amount of future state, federal and international pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment. When the likelihood of the realization of existing deferred tax assets changes, adjustments to the valuation allowance are charged, in the period in which the determination is made, either to income or goodwill, depending upon when that portion of the valuation allowance was originally created. In addition, the Company has identified various domestic and international tax planning strategies it would implement, if necessary, to enable the realization of its deferred tax assets.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - (Continued)

As of December 31, 2004, the Company’s net deferred tax assets were $6.0 million excluding a related valuation allowance of $6.1 million. As of December 31, 2003, the Company’s net deferred tax assets were $6.3 million excluding a related valuation allowance of $6.5 million. In 2004, we recorded a net reduction of $0.4 million to our valuation allowance. This reduction is the result of a $0.5 million decrease in the valuation allowance to recognize a Federal deferred tax asset to the extent of Federal net deferred tax liabilities, partially offset by an increase in net operating loss carryforwards.

Contingencies

The Company records an estimated loss from a loss contingency when information available before the issuance of its financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires the Company to use its judgment. While the Company believes that its accruals for these matters are adequate, the actual loss from a loss contingency could be significantly different than the estimated loss, resulting in an adverse effect on the results of operations and financial position of the Company.

Revenue Recognition

The Company’s products and services are sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post delivery obligations. The Company records revenue at the time the customer has been provided with all proper inspection and other required documentation, title and risk of loss has passed to the customer, collectibility is reasonably assured and the product has been delivered. Customer advances or deposits are deferred and recognized as revenue when the Company has completed all of its performance obligations related to the sale. The Company also recognizes revenue as services are performed in accordance with the related contract provisions. The amounts billed for shipping and handling cost are included in revenue and related costs are included in costs of sales.

Foreign Currency Translation

The functional currency for the Company’s Canadian operations is the local currency. Results of operations for the Canadian operations are translated using average exchange rates during the period. Assets and liabilities of the Canadian operations are translated using the exchange rates in effect at the balance sheet dates, and the resulting translation adjustments are included as Accumulated Other Comprehensive Income, a component of stockholders’ equity. Currency transaction gains and losses are reflected in the Company’s results of operations during the period incurred.

Stock-Based Compensation

At December 31, 2004, the Company had a stock option plan, which is described more fully in Note 12. The Company accounts for that plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. No stock- based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - (Continued)

table illustrates the effect on net income and earnings per common share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” to stock-based employee plans (dollars in thousands, except per share data):

	2004	2003	2002
Net income (loss), as reported	$1,519	$(28,279)	$4,570
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(130)	(517)	(311)

Net income (loss), as adjusted	$1,389	$(28,796)	$4,259

Basic EPS:
As reported	$0.14	$(2.67)	$0.44
As adjusted	$0.13	$(2.72)	$0.41

Diluted EPS:
As reported	$0.14	$(2.67)	$0.44
As adjusted	$0.13	$(2.72)	$0.41

For the purpose of estimating the fair value disclosures above, the fair value of each stock option has been estimated on the grant date with a Black-Scholes option pricing model. The following assumptions for 2004, 2003 and 2002, respectively, were computed on a weighted average basis: risk-free interest rate of 4.12%, 3.80% and 4.82%, expected volatility of 42.44%, 43.44% and 37.21%, expected life of four years and no expected dividends. The effects of applying SFAS No. 123 may not be indicative of future amounts since additional future awards are anticipated and the estimation of values involves subjective assumptions which may vary materially as a result of actual events.

Cash Flows

Supplemental disclosures of cash flow information is presented in the following table (in thousands):

	Year ended December 31,
	2004	2003	2002
Cash paid (received) during the period for:
Interest	$1,187	$2,131	$2,676
Income taxes	(375)	20	2,511

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior-year amounts to conform to the current-year presentation. In particular, the three historical reporting segments of pressure control, products and distribution now operate

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - (Continued)

under two reporting segments: pressure control and distribution. Also, the Company’s custom coatings business has been realigned into the pressure control segment. Accordingly, all historical segment results have been restated to reflect the new operating structure.

Newly Issued Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of Interpretation No. 46 are applicable immediately to all variable interest entities created after January 31, 2003 and require certain disclosures for all variable interest entities. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the Interpretation and to defer the effective date of implementation for certain entities created before January 31, 2003. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the Interpretation in financial statements for periods ending after March 14, 2004. The adoption of FIN 46 and FIN 46R did not have an effect on the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB 43, Chapter 4”. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that abnormal amounts be recognized as current period charges in all circumstances. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of SFAS 151 will have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (R), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. Generally, the approach to accounting for share-based payments in SFAS 123 (R) is similar to the approach described in SFAS 123. However, SFAS 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123 (R) is effective at the beginning of the first interim or annual period beginning after June 15, 2005. Management is currently evaluating the impact this will have, but does not expect it to have a material impact on the Company’s financial condition, results of operations and cash flows.

In December 2004, the FASB issued FASB Staff Position No. 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (“FSP 109-1”) and FASB Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP 109-2”). FSP 109-1 clarifies the guidance in SFAS No. 109 and provides that the new deduction for qualified domestic production activities under the American Jobs Creation Act of 2004 (the “Act”) should be accounted for as a special deduction under SFAS 109, not as a tax-rate reduction, because the deduction is contingent on performing activities identified in the Act. FSP 109-2 addresses the effect of the Act’s one-time deduction for qualifying repatriations of foreign earnings. FSP 109-2 allows additional time for companies to determine whether any foreign earnings will be repatriated under the Act’s one-time deduction for repatriated earnings and how the Act affects whether undistributed earnings continue to qualify for SFAS 109’s exception from recognizing deferred tax liabilities. FSP 109-1 and FSP 109-2 were both effective upon issuance. We are currently evaluating the impact the adoption of FSP 109-1 and FSP 109-2 will have on our financial position, results of operations or cash flows.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

2.	BUSINESS COMBINATIONS AND DISPOSITIONS:

Business Combinations

On October 18, 2004, the Company completed the purchase of Oilco for approximately $10.4 million. Oilco, which includes Oilco Equipment Ltd., Oilco Enterprises Ltd., Alberta Rubber Products, Inc., and Oilco Services & Supply Ltd., manufactures accumulators, re-manufactures blowout preventers, performs field services on both accumulators and blowout preventers and manufactures rubber goods used in the oilwell control industry. The acquisition was funded from the Company’s working capital and the use of its senior credit facility and subordinated term loan.

The acquisition discussed above was accounted for using the purchase method of accounting. Results of operations for the above acquisition is included in the accompanying consolidated financial statements since the date of acquisition. The purchase price was allocated to the net assets acquired based upon their estimated fair market values at the date of acquisition. The balances included in the consolidated balance sheet at December 31, 2004 related to the above acquisition are based upon preliminary information and are subject to change when final asset and liability valuations are obtained. Final valuations of assets and liabilities will be obtained and recorded within one year from the date of acquisition. Material changes to the preliminary allocations are not anticipated by management. The Oilco acquisition is not material to the Company’s consolidated financial statements, and therefore pro forma information is not presented.

The following schedule summarizes investing activities related to the Company’s acquisitions presented in the consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 (dollars in thousands):

	2004	2003	2002
Fair value of tangible and intangible assets, net of cash acquired	$6,740	$—	$—
Goodwill recorded	5,109	—	—
Total liabilities assumed	(1,407)	—	—
Common stock issued	—	—	—

Cash paid for acquisitions, net of cash acquired	$10,442	$—	$—

Dispositions

On June 30, 2002, the Company sold the net assets of a non-energy subsidiary acquired as part of the merger with Industrial Holdings, Inc. The assets were sold for book value, and no gain or loss was recognized on the sale.

During the fourth quarter of 2003, the Company committed to a formal plan to sell certain non-core assets within its products segment. The sale of these assets was consummated in February 2004. The Company received $7.4 million in cash at closing that was immediately used to pay down its Well Fargo term loan. The assets sold comprised substantially all of the assets of LSS – Lone Star – Houston Inc., Bolt Manufacturing Co., Inc. (d/b/a Walker Bolt Manufacturing Company) and WHIR Acquisition, Inc. (d/b/a Ameritech Manufacturing), (collectively, the “Fastener Businesses”). The Fastener Businesses primarily manufactured and distributed a broad line of standard and metric fasteners, in addition to manufacturing specialty fasteners and parts in small quantities for the commercial and aerospace industries as well as the military.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

2.	BUSINESS COMBINATIONS AND DISPOSITIONS: - (Continued)

At December 31, 2003, the assets held for sale constituted a business and thus were classified as discontinued operations. Goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. For the year ended December 31, 2003, the Company recorded a loss of $11,329,000, net of tax, based upon a pending sales contract. Included in this loss was a goodwill impairment charge of $10,230,000 and a long-lived asset impairment charge of $2,254,000.

In connection with the disposition of these non-core assets, the Company reevaluated its expectations for the earnings, growth and contribution of the products segment for 2004 and concluded that the segment would continue to contribute positively to the Company’s consolidated results of operations and cash flows but at a much reduced level. This determination took into account the continued softness in the Gulf of Mexico upstream and downstream oil and gas industry as well as lower revenues from the electrical motor and generator repair and storage business.

Accordingly, at December 31, 2003, the Company assessed the realizability of its recorded goodwill. The Company’s analysis indicated that goodwill was impaired for the remaining businesses within the products segment and the Company recorded a non-cash goodwill impairment charge of $16.2 million during the fourth quarter of 2003. Of this amount, $15.2 million has been reclassified to discontinued operations because during the second quarter of 2004, the Company again reevaluated its expectations for the earnings, growth and contribution of the products segment. As part of this reevaluation, we decided to sell substantially all of the remaining assets within the Company’s products segment, except for certain assets related to the Company’s custom coatings business. This resulted in a $0.1 million charge to other intangible assets and a $1.6 million charge to tangible assets during the second quarter of 2004. A portion of these remaining products segment assets were sold during May and June 2004 for $1.0 million and $0.4 million, respectively. The assets sold comprised substantially all of the assets of one of the two operating divisions of Moores Pump & Services, Inc., known as “Moores Machine Shop” and TPS Total Power Systems, Inc. (“TPS”). Moores Machine Shop primarily is engaged in the manufacture and production of downhole and completion products and equipment. TPS distributes new electric motors; provides complete rewinding, repair and rebuilding for used AC/DC electric motors and generators; and repairs and manufactures used flood pumps and waste disposal pumps for governmental entities in Louisiana and Texas. The remaining assets of Moores Pump & Services, Inc. (“Moores Pump”) were sold during the third quarter of 2004 for $0.6 million. Moores Pump is a pump distribution and remanufacturing business. These assets constituted businesses and were classified as discontinued operations. Accordingly, the results of operations of Moores Machine Shop, TPS, and Moores Pump for 2004, 2003, and 2002 have been reported as discontinued operations.

As part of the above reevaluation performed during the second quarter of 2004, the Company decided to also sell certain assets within its pressure control segment. At June 30, 2004, pressure control goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed and the portion of the reporting unit remaining. This resulted in a goodwill impairment charge of $0.3 million during the second quarter of 2004. In addition to the goodwill impairment charge, the Company recorded a $0.1 million charge to other intangible assets and a $0.8 million charge to tangible assets related to the pressure control disposition. The assets of Control Products of Louisiana, Inc. (“CPL”) were sold during the third quarter of 2004 for $0.5 million. CPL primarily repairs and manufactures control valves and related equipment. These assets constituted a business and were classified as discontinued operations. Accordingly, the results of operations of CPL for 2004, 2003, and 2002 have been reported as discontinued operations.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

2.	BUSINESS COMBINATIONS AND DISPOSITIONS: - (Continued)

The related assets and liabilities included in the sale of these businesses, as detailed below, have been reclassified as current assets and liabilities of discontinued operations at December 31, 2003 as follows (in thousands):

December 31, 2003
Current assets of discontinued operations:

Cash	$2
Trade accounts receivable	2,973
Inventories	5,198
Prepaid expenses and other	121
Property & equipment	5,328
Other intangible assets	282
Other assets	8

Total current assets of discontinued operations	$13,912

Current liabilities of discontinued operations:

Accounts payable	1,355
Accrued expenses and other	51

Total current liabilities of discontinued operations	$1,406

Operating results of discontinued operations are as follows (in thousands):

	2004	2003	2002
Revenues	$9,077	$36,941	$44,525
Costs of revenues	8,108	31,682	36,128

Gross profit	969	5,259	8,397
Impairment charges	2,900	27,659	—
Operating expenses	1,784	6,528	7,843

Operating income (loss)	(3,715)	(28,928)	554
Other (income) expense	84	71	334

Income (loss) before provision for income taxes	(3,799)	(28,999)	220
Provision (benefit) for income taxes	(993)	(1,783)	77

Income (loss) from discontinued operations	$(2,806)	$(27,216)	$143

During the second quarter of 2004, the Company also sold certain assets of the spray weld division of O&M Equipment, L.P. for cash of $0.3 million. These assets did not constitute a business; however, they did qualify as assets held for sale. Accordingly, they are presented as such on the December 31, 2003 consolidated balance sheet. The disposition of these assets resulted in a loss on sale of $50,000, which included a $150,000 write-off of other intangible assets. The results of operations are classified in income from continuing operations for 2004, 2003, and 2002.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

3.	PROPERTY AND EQUIPMENT:

A summary of property and equipment and the estimated useful lives is as follows (in thousands):

	Estimated Useful Life	December 31, 2004	December 31, 2003
Land	—	$570	$742
Buildings and improvements	3-40 years	6,733	7,039
Machinery and equipment	3-15 years	13,941	12,264
Vehicles	5-10 years	1,387	1,965
Furniture and fixtures	3-10 years	804	631
Computer equipment	3-7 years	4,443	3,506
Construction in progress	—	1	219

		27,879	26,366
Less – Accumulated depreciation		(8,247)	(6,126)

Property and equipment, net		$19,632	$20,240

Depreciation expense for the years ended December 31, 2004, 2003 and 2002, was $2,515,000, $2,531,000 and $2,109,000, respectively.

4.	NOTES RECEIVABLE:

Notes receivable consist of the following (in thousands):

	December 31, 2004	December 31, 2003
8.00% subordinated promissory note receivable with an effective rate of 12%, in the original face amount of $350,000, net of a $25,000 discount at December 31, 2004 and 2003, due in monthly installments of $7,100 through January 2007	$291	$291
Subordinated promissory note receivable with interest at the greater of 8.00% or LIBOR + 5.5%, in the original face amount of $1,500,000, due in installments of $550,000 in March 2005, $200,000 in June 2005 with a final payment in December 2005 of all outstanding principal and interest	1,101	1,329
Other notes receivable, unsecured	146	212

	1,538	1,832
Less – Current portion	(1,173)	(1,462)

	$365	$370

During March 2005, the Company modified and replaced the original $1,500,000 subordinated promissory note receivable. An initial principal payment of $550,000 was received upon the execution of the restated subordinated promissory note. Accrued interest payments at the greater of 8.00% or LIBOR + 5.5% will be due on a quarterly basis commencing March 31, 2005. An additional principal payment of $200,000 will be due on June 30, 2005, and all remaining outstanding principal and interest due on December 16, 2005.

Before the merger of the Company and Industrial Holdings, Inc. (IHI), IHI sold a subsidiary, Beaird Industries Inc., to an entity controlled by Don Carlin and Robert Cone, and IHI received a $3.5 million promissory note

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

4.	NOTES RECEIVABLE: - (Continued)

from the former subsidiary as the purchase price. Mr. Carlin is a former director, and Mr. Cone is a former executive officer and director of the Company. During the first quarter of 2003, the Company was informed by the payor of the note of its inability to make timely interest payments and that efforts to restructure its debt obligations had so far been unsuccessful. Accordingly, the Company reserved approximately 50% of the note, because management believed that the note’s net realizable value was approximately $1.7 million. In the fourth quarter of 2003, the Company learned that efforts to refinance Beaird Industries Inc. had failed, and management determined that the note was uncollectible and wrote off the remaining balance of the note. These amounts appear in the 2003 Statement of Operations under the caption “Write-off of acquired note receivable”.

5.	ACCRUED LIABILITIES:

Accrued liabilities consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Accrued payroll and related benefits	$2,121	$1,473
Accrued medical costs	720	1,918
Accrued taxes	643	500
Other accrued liabilities	2,944	2,729

	$6,428	$6,620

6.	LONG-TERM DEBT:

Long-term debt from financial institutions consists of the following (in thousands):

	December 31, 2004	December 31, 2003
Wells Fargo revolver	$1,500	$—
Wells Fargo swing line	2,288	—
Wells Fargo term loan	—	9,900
Wells Fargo Energy Capital subordinated term loan	15,000	12,000
Wells Fargo mortgage notes payable	—	2,337
Equipment loans and other	80	119

Total	18,868	24,356
Less – Current maturities of long-term debt	(44)	(10,093)

Long-term debt	$18,824	$14,263

On September 30, 2004, the Company amended and restated its senior credit facility and subordinated term loan. The amended and restated senior credit facility provides for a $50 million revolving line of credit, maturing September 30, 2007, that can increase by up to $25 million (not to exceed a total commitment of $75 million). The senior credit facility consists of a revolving credit facility that includes a swing line subfacility up to $5 million and a letter of credit subfacility up to $5 million. As of December 31, 2004, as a result of the lesser of the leverage ratio covenant and the senior leverage ratio covenant, as defined in the credit agreement for the senior credit facility, the Company’s availability under its revolving credit facility was limited to $32.0 million. The Company has capitalized $0.6 million of deferred loan costs in connection with the amended and restated senior credit facility. The Company intends to use the proceeds from any advances made pursuant to the senior credit

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

6.	LONG-TERM DEBT: - (Continued)

facility to refinance indebtedness, for working capital purposes, capital expenditures, and to fund acquisitions. The applicable interest rate of the senior credit facility is governed by the Company’s leverage ratio and ranges from prime plus 0.75% or LIBOR plus 1.75% to prime plus 2.00% or LIBOR plus 3.00%. At December 31, 2004, the senior credit facility bore interest at 6.00%, with interest payable quarterly. The Company is required to prepay the senior credit facility under certain circumstances with the net cash proceeds of certain asset sales, insurance proceeds and equity issuances subject to certain conditions. The senior credit facility provides, among other covenants and restrictions, that the Company comply with certain financial covenants, including a limitation on capital expenditures, a minimum fixed charge coverage ratio, a minimum consolidated net worth, and maximum leverage and senior leverage ratios. As of December 31, 2004, the Company was in compliance with the covenants under the senior credit facility. The senior credit facility is collateralized by substantially all of the Company’s assets. The senior credit facility’s weighted average interest rate, including amortization of loan costs, for the year ended December 31, 2004 was 32.42%, due primarily to the amount of the deferred loan costs amortization. The weighted average interest rate, excluding amortization of deferred loan costs, was 9.80%.

The amended and restated subordinated term loan increased the Company’s $12 million subordinated term loan with an additional advance of $3 million. The Company has capitalized $0.3 million of deferred loan costs in connection with the amended and restated subordinated term loan. The subordinated term loan bears interest at a fixed rate of 10% per annum and matures on September 30, 2008. The effective interest rate, including amortization of loan costs, is 10.72%. The effective interest rate, excluding amortization of deferred loan costs, is 9.79%. The subordinated term loan provides, among other restrictions, that the Company comply with certain financial covenants, including a limitation on capital expenditures, a minimum fixed charge coverage ratio, a minimum consolidated net worth, and maximum leverage and senior leverage ratios. Also, the Company is not permitted to make principal payments on the subordinated term loan while the senior credit facility is outstanding. As of December 31, 2004, the Company was in compliance with the covenants under the subordinated term loan. The subordinated term loan is collateralized by a second lien on substantially all of the Company’s assets.

Before the amended and restated senior credit facility, on December 17, 2001, the Company entered into a senior credit facility with Wells Fargo, N.A. and General Electric Capital Corporation maturing December 17, 2004. Concurrently, the Company entered into a $12.0 million subordinated term loan with Wells Fargo Energy Capital, Inc. maturing December 17, 2005. The senior credit facility included a revolving credit facility of the lesser of a defined borrowing base (based upon 85% of eligible accounts receivable and 50% of eligible inventory) or $25.0 million, a term loan of $16.5 million and an optional facility for up to an additional $30.0 million in the form of a revolving credit commitment for future acquisitions based upon specific criteria. The senior credit facility’s term loan was payable in equal quarterly installments of $0.8 million. The applicable interest rate of the senior credit facility was governed by the Company’s trailing-twelve-month funded debt-to-EBITDA ratio and ranged from prime plus 1.25% or LIBOR plus 2.25% to prime plus 2.00% or LIBOR plus 3.00%. In connection with the sale of certain assets of its products segment in February 2004 (see Note 2), the Company used the net proceeds to pay down the Wells Fargo term loan. The remaining balance of the loan was concurrently paid off with other funds.

The subordinated term loan bore interest at a fixed rate of 9.50% with interest payable quarterly. The principal balance was due in full on December 17, 2005.

The Company had two notes payable with Wells Fargo Bank with combined outstanding principal of $2,337,000 at December 31, 2003. The notes bore interest at 9.00% and the Treasury rate plus 3.65%, respectively, and were payable in monthly installments totaling $27,000. The Company repaid both notes payable with cash from operations in January 2004.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

6.	LONG-TERM DEBT: - (Continued)

The aggregate maturities of long-term debt during the five years after December 31, 2004, are as follows (in thousands):

Year ending December 31

2005	$44
2006	36
2007	3,788
2008	15,000
2009	—
Thereafter	—

$18,868

On February 7, 2005, the Company entered into a demand revolving loan (the “Operating Loan”) with HSBC Bank Canada (the “Bank”) maturing April 2005. The Operating Loan provides for a CAD $1.5 million revolving line of credit. The Operating Loan bears interest at the Bank’s prime rate. The Operating Loan will be used for Oilco’s daily operating requirements.

7.	EARNINGS PER SHARE:

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is the same as basic but includes dilutive stock options using the treasury stock method. The following table reconciles the numerators and denominators of the basic and diluted per common share computations for net income for the years ended December 31, 2004, 2003 and 2002, as follows (in thousands except per share data):

	2004	2003	2002
Numerator:
Income (loss) from continuing operations	$4,325	$(1,063)	$4,427
Income (loss) from discontinued operations	(2,806)	(27,216)	143

Net income (loss)	$1,519	$(28,279)	$4,570

Denominator:
Weighted average common shares outstanding – basic	10,582	10,582	10,346
Shares for dilutive stock options	3	—	1

Weighted average common shares outstanding – diluted	10,585	10,582	10,347

Basic earnings (loss) per common share:
Continuing operations	$0.41	$(0.10)	$0.43
Discontinued operations	(0.27)	(2.57)	0.01

Net income (loss) per common share	$0.14	$(2.67)	$0.44

Diluted earnings (loss) per common share:
Continuing operations	$0.41	$(0.10)	$0.43
Discontinued operations	(0.27)	(2.57)	0.01

Net income (loss) per common share	$0.14	$(2.67)	$0.44

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

7.	EARNINGS PER SHARE: - (Continued)

For 2004, 2003 and 2002, there were 451,945, 577,979, and 480,575 options, respectively, and for 2004, 2003 and 2002, 517,862, 517,862 and 3,489,079 warrants, respectively, that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

8.	INCOME TAXES:

The components of the provision (benefit) for income taxes for the years ended December 31 are as follows (in thousands):

	2004	2003	2002
Federal –
Current	$2,122	$505	$(467)
Deferred	(49)	943	3,045
State –
Current	119	17	180
Deferred	(47)	6	153

Provision for income taxes from continuing operations	$2,145	$1,471	$2,911

Provision (benefit) for income taxes from discontinued operations	$(993)	$(1,783)	$77

There are no current or deferred foreign income taxes for the years ended December 31, 2004, 2003 and 2002.

A reconciliation of the actual tax rate to the statutory U.S. tax rate for the years ended December 31 is as follows (in thousands):

	2004	2003	2002
Income tax expense at the statutory federal rate	$2,200	$139	$2,495
Increase (decrease) resulting from –
Nondeductible goodwill and expenses	246	522	199
State income taxes, net of federal benefit	47	15	219
Change in valuation allowance	(465)	795	—
Other	117	—	(2)

	$2,145	$1,471	$2,911

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

8.	INCOME TAXES: - (Continued)

The components of deferred taxes as of December 31 are as follows (in thousands):

	2004	2003
Deferred income tax assets –
Net operating loss carryforwards	$6,231	6,139
Accrued expenses	1,128	1,496
Inventories	1,048	1,550
Intangible assets	—	421
Allowance for doubtful accounts	405	387
Writeoff of note receivable	1,232	1,155
Other	24	43

	10,068	11,191
Valuation allowance	(6,118)	(6,474)

Total deferred income tax assets	3,950	4,717
Deferred income tax liabilities –
Property and equipment	(2,862)	(3,874)
Intangible assets	(536)	—
Prepaid expenses	(495)	(820)
Other	(187)	(200)

Total deferred income tax liabilities	(4,080)	(4,894)

Net deferred income tax asset (liability)	$(130)	$(177)

The Company and its subsidiaries file a consolidated federal income tax return. At December 31, 2004, the Company had net operating loss (“NOL”) carryforwards of approximately $17.4 million for federal income tax purposes that expire beginning in 2019 and are subject to annual limitations under Section 382 of the Internal Revenue Code. At December 31, 2004, the Company had NOL carryforwards of approximately $5.9 million for state income tax purposes that expire beginning in 2005 through 2019. In 2004, the Company recorded a net reduction of $356,000 to its valuation allowance. This reduction is the result of a $465,000 decrease in the valuation allowance to recognize a Federal deferred tax asset to the extent of Federal net deferred tax liabilities, partially offset by an increase in net operating loss carryforwards. In 2003, the Company increased its valuation allowance by $788,000 to reserve Federal deferred tax assets to the extent they exceeded Federal net deferred tax liabilities, as it was more likely than not that these deferred tax assets would expire before realization of the benefit. Any reductions in the valuation allowance attributable to the use of these NOL carryforwards reduces goodwill only to the extent that the valuation allowance was originally established through purchase accounting.

The Company operates in a number of domestic tax jurisdictions and certain foreign tax jurisdictions under various legal forms. As a result, the Company is subject to domestic and foreign tax jurisdictions and tax agreements and treaties among the various taxing authorities. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or the Company’s level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that the Company provides during any given year.

At December 31, 2004, the Company had $6,826,000 in goodwill, net of accumulated amortization, that will be tax deductible in future periods.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

9.	RELATED-PARTY TRANSACTIONS:

The Company has transactions in the normal course of business with certain related parties. Except as noted below, management believes these transactions were made at the prevailing market rates or terms.

On March 27, 2002, the Company sold 1.0 million shares of its common stock at $10 per share to its largest stockholder, First Reserve Fund VIII. The $10 per share price was at a premium to the Company’s then recent trading history. The Company’s common stock closed at $9.30 per share on March 19, 2002.

Before the merger of former T-3 and IHI, IHI sold one of its subsidiaries to an entity controlled by Don Carlin and Robert Cone, and IHI received a $3.5 million note receivable from the former subsidiary as part of its purchase price. Mr. Carlin is a former director, and Mr. Cone is a former executive officer and director of the Company. As more fully described in Note 4, the Company determined in 2003 that this note receivable was uncollectible and wrote off $3.5 million as other expense.

During the second and third quarters of 2004, the Company sold the assets of Moores Machine Shop and Moores Pump for $1.0 million and $0.6 million, respectively, to former employees of the Company. Management believes that the terms of the transactions were negotiated on an arms-length basis. These dispositions are discussed further in Note 2.

During the fourth quarter of 2004, the Company completed the purchase of the Oilco Group of Canada for approximately $10.4 million in cash including expenses. The former owner of Oilco Group of Canada is now an employee of the Company. Management believes that the terms of the transaction were negotiated on an arms-length basis. This purchase is discussed further in Note 2.

The Company leases certain buildings under noncancelable operating leases from related parties. Lease commitments under these leases are approximately $0.2 million for 2005. Rent expense to related parties was $0.2 million, $0.2 million and $0.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

10.	COMMITMENTS AND CONTINGENCIES:

Lease Commitments

The Company leases certain buildings, equipment and vehicles under noncancelable operating leases with related parties and other third parties. Total expense related to these leases included in the accompanying statements of operations for the years ended December 31, 2004, 2003 and 2002 were $1,576,000, $1,684,000 and $1,707,000, respectively. Aggregate minimum rental commitments for noncancelable operating leases with terms exceeding one year, net of minimum sublease income from subleases assumed in the merger with IHI, are as follows (in thousands):

Year ending December 31
2005	$1,630
2006	1,443
2007	1,150
2008	784
2009	476
Thereafter	235

Total minimum lease payments	$5,718
Less: minimum sublease income	(776)

Net minimum lease payments	$4,942

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

10.	COMMITMENTS AND CONTINGENCIES: - (Continued)

In connection with the purchase accounting for the merger with IHI, the Company engaged a lease broker to determine the fair market rental rate of leases of comparable lease space. As a result of this engagement, it was determined that at the date of the merger, the contract rental rates associated with two of these leases exceeded the then fair market rental rate. Accordingly, the Company recorded a reserve based on this excess that is amortized over the remaining lease terms of 4 to 6 years. The reserve balance was $172,000 and $220,000 at December 31, 2004 and 2003, respectively.

Contingencies

The Company is, from time to time, involved in various legal actions arising in the normal course of business. In December 2001, a lawsuit was filed against the Company in the 14th Judicial District Court of Calcasieu Parish, Louisiana. The lawsuit alleges that certain equipment purchased from and installed by a wholly owned subsidiary of the Company was defective in assembly and installation. The plaintiffs have alleged certain damages in excess of $5 million related to repairs and activities associated with the product failure and have also claimed unspecified damages with respect to certain expenses, loss of production and damage to the reservoir. The Company has tendered the defense of this claim under its comprehensive general liability insurance policy and its umbrella policy. Management does not believe that the outcome of such legal actions involving the Company will have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

The Company’s environmental remediation and compliance costs have not been material during any of the periods presented. The Company has been identified as a potentially responsible party with respect to one site designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act and similar state laws. The Company’s involvement at this site is believed to have been minimal. Because it is early in the process, no determination of the Company’s actual liability can be made at this time. As such, management has not currently accrued for any future remediation costs related to this site. Based upon the Company’s involvement with this site, management does not expect that its share of remediation costs will have a material impact on its financial position, results of operations and cash flows.

In July 2001, the Company discovered preliminary information concerning deep soil contamination at one of its leased facilities. This preliminary information is limited, and the contamination source has not yet been identified. The Company has informed the landlord of the existence of the contamination and has requested that they remediate the property as required by the lease. Management expects that the landlord will comply with its obligations under the lease to investigate the environmental condition and take any action required under applicable laws. Management does not believe that the Company has contributed to or is responsible for remediation of the site.

At December 31, 2004, the Company had $1.3 million of letters of credit outstanding. This primarily consists of a $1.2 million standby letter of credit issued by Wells Fargo to secure the HSBC Bank Canada Operating Loan as discussed in Note 6. This letter of credit has an effective date of December 2, 2004 and a maturity date of June 15, 2005.

11.	STOCKHOLDERS’ EQUITY:

Authorized Shares

The Company’s authorized capital stock consists of an aggregate of 75,000,000 shares. Those shares consist of 50,000,000 shares of common stock, par value $.001 per share, and 25,000,000 shares of preferred stock, par value $.001 per share.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

11.	STOCKHOLDERS’ EQUITY: - (Continued)

Sales and Issuances of Common Stock

On March 27, 2002, the Company sold 1,000,000 shares of its common stock at $10 per share to its largest stockholder, First Reserve Fund VIII.

Reserved Shares

At December 31, 2004, the Company had approximately 1,518,000 shares reserved for issuance in connection with its outstanding stock options and warrants.

Warrants to acquire common stock

The following table sets forth the 517,862 outstanding warrants to acquire 517,862 shares of common stock as of December 31, 2004:

Number of common shares
Warrants to acquire common stock at $12.50 per share issued by IHI to SJMB, L.P. as compensation for consulting services, currently exercisable, expiring on June 29, 2005	75,000
Warrants to acquire common stock at $12.50 per share issued by IHI to SJMB, L.P. in consideration of a $2 million bank guaranty, currently exercisable, expiring on June 13, 2005	40,000
Warrants to acquire common stock at $14.00 per share issued by IHI to its lenders in connection with the amendment of its credit agreement, currently exercisable, expiring on June 30, 2005	15,000
Warrants to acquire common stock at $12.50 per share issued by IHI to SJMB, L.P. in connection with an acquisition, currently exercisable, expiring on June 30, 2005	30,000
Warrants to acquire common stock at $12.50 per share issued by IHI to an executive officer as compensation for services rendered, currently exercisable, expiring on June 13, 2005	30,000
Warrants to acquire common stock at $12.80 per share issued by IHI to the former T-3 stockholders in connection with the merger with IHI, currently exercisable, expiring on December 17, 2011	327,862

In connection with the merger with IHI, the Company valued the warrants using a Black-Scholes option-pricing model.

12.	EMPLOYEE BENEFIT PLANS:

Stock Option Plans

T-3 Energy Services, Inc. 2002 Stock Incentive Plan

The T-3 Energy Services, Inc. 2002 Stock Incentive Plan, as amended (the Plan), provides officers, employees and outside directors equity-based incentives. The Plan will remain in effect for 10 years, unless terminated earlier. Generally, options expire 10 years from the grant date and vest over three to four years from the grant date.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

12.	EMPLOYEE BENEFIT PLANS: - (Continued)

In 2000, the Company issued performance-based options under the Plan to purchase up to approximately 57,860 shares of the Company’s common stock at $11.01 per share which expired 10 years from the date of grant. In 2001, T-3 amended the options whereby the performance-based options were converted to time based options. These converted options vest at 33-1/3% on the third, fourth and fifth anniversaries of the date of employment. As a result of the amendment, the Company recorded a compensation charge in 2002, 2003 and 2004. At December 31, 2004, there was approximately $6,000 in deferred compensation expense to be recognized over the remaining vesting period of these options.

Industrial Holdings, Inc. Stock Option Plans

IHI maintained an incentive stock plan and a non-employee director plan under which it granted incentive or non-qualified options to key employees and non-qualified options to non-employee directors. The option price per share was the fair market value on the date of the grant and the options granted were exercisable immediately to five years after the grant date in accordance with the vesting provisions of each individual agreement set forth at the time of the award. All options expire ten years from the date of the grant. All options vested at the time of the merger under the change of control provision of the plan. As of January 1, 2002, all outstanding stock options that were previously granted under this plan were assumed and continued under the T-3 Energy Services, Inc. 2002 Stock Incentive Plan.

The following table summarizes information about Company employee stock options outstanding at December 31:

	2004		2003		2002
Fixed Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year.	577,979	$11.50	471,880	$14.42	439,175	$19.68
Granted	147,000	6.73	256,500	6.63	207,500	9.03
Exercised	—	—	—	—	—	—
Forfeited	(148,034)	13.19	(150,401)	12.36	(174,795)	21.23

Outstanding at end of year.	576,945	$9.84	577,979	$11.50	471,880	$14.42

Options exercisable at end of year	319,659	$12.08	283,918	$15.45	162,526	$22.36
Weighted-average fair value of options granted during the year at market price.	147,000	$2.59	256,500	$2.57	207,500	$3.23
Weighted-average fair value of options granted during the year where exercise price is greater than market price at grant date	—	—	—	—	—	—

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

12.	EMPLOYEE BENEFIT PLANS: - (Continued)

The following table summarizes significant ranges of all outstanding and exercisable options at December 31, 2004:

Range of Exercisable Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercisable Price	Number Exercisable	Weighted Average Exercise Price
$5.07	3,000	8.7	$5.07	1,000	$5.07
$5.75	2,000	8.9	$5.75	667	$5.75
$5.80	20,000	8.9	$5.80	—	$5.80
$6.28	100,000	8.2	$6.28	33,333	$6.28
$6.85	75,000	5.5	$6.85	41,667	$6.85
$6.98	107,000	9.0	$6.98	—	$6.98
$9.50	61,500	4.9	$9.50	47,833	$9.50
$11.01	122,174	2.5	$11.01	112,960	$11.01
$12.50	23,350	5.4	$12.50	23,350	$12.50
$12.80	18,387	8.2	$12.80	17,086	$12.80
$14.41	39,209	8.2	$14.41	36,438	$14.41
$92.50 - 105.00	2,825	2.5	$99.14	2,825	$99.14
$113.80 - 137.50	2,500	3.5	$137.50	2,500	$137.50

The Company follows APB Opinion No. 25 in accounting for stock options issued to employees. Under APB Opinion No. 25, compensation expense is not recorded for stock options issued to employees if the exercise price of an option is equal to or greater than the market price of the stock on the date of grant. SFAS No. 123, “Accounting for Stock-Based Compensation,” requires that if a company does not record compensation expense for stock options issued to employees pursuant to APB Opinion No. 25, the Company must disclose the effects on its results of operations as if an estimate of the value of stock-based compensation at the date of grant had been recorded as an expense. The Company’s adjusted net income and earnings per share, assuming that the Company had expensed the estimated fair value of options provided to its employees over the applicable vesting period, are summarized in Note 1.

Defined Contribution Plans

The Company sponsors a defined contribution retirement plan for most full-time and some part-time employees. The plan provides for matching contributions up to 50% of the first 6% of covered employees’ salaries or wages contributed and for discretionary contributions. Contributions to this plan totaled approximately $459,000, $606,000 and $597,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

13.	SEGMENT INFORMATION:

The Company’s determination of reportable segments considers the strategic operating units under which the Company sells various types of products and services to various customers. Financial information for purchase transactions is included in the segment disclosures only for periods subsequent to the dates of acquisition.

As discussed in Note 2, the Company sold substantially all of the remaining assets of its products segment, except for certain assets related to the Company’s custom coatings business, and accordingly, their results of operations for 2004, 2003 and 2002 have been reported as discontinued operations. In June 2004, the Company realigned its operating segments due to the sale of substantially all of the assets of its products reporting segment. Since the Company’s custom coatings business is insignificant to the consolidated results of the Company and also has similar economic characteristics, customers and products to the pressure control reporting segment, the three historical reporting segments of pressure control, products and distribution now operate under two reporting

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

13.	SEGMENT INFORMATION: - (Continued)

segments: pressure control and distribution. Accordingly, all historical segment results reflect the new operating structure. The pressure control segment manufactures remanufactures and repairs high pressure, severe service products including valves, chokes, actuators, blowout preventers, manifolds and wellhead equipment; manufactures accumulators and rubber goods; and applies custom coating to customers’ products used primarily in the oil and gas industry. The distribution segment is engaged in the specialty distribution of pipes, valves, stud bolts, gaskets and other ancillary products primarily to the upstream and downstream oil and gas industry, offshore fabrication companies and shipyards. No single customer accounted for 10% or more of consolidated revenues during the three years ended December 31, 2004.

The accounting policies of the segments are the same as those of the Company as described in Note 1. The Company evaluates performance based on income from operations excluding certain corporate costs not allocated to the segments. Inter-segment revenues are not material. Substantially all revenues are from domestic sources and Canada and all assets are held in the United States and Canada.

Business Segments

	Pressure Control	Distribution	Corporate	Consolidated
	(in thousands)
2004
Revenues	$67,428	$42,865	$—	$110,293
Depreciation and amortization	1,770	245	747	2,762
Income (loss) from operations	11,825	2,476	(5,400)	8,901
Total assets	114,145	19,827	8,369	142,341
Capital expenditures	1,573	578	356	2,507

2003
Revenues	$71,462	$39,121	$—	$110,583
Depreciation and amortization	1,968	328	709	3,005
Income (loss) from operations	11,628	1,903	(6,406)	7,125
Total assets(1)	120,266	17,652	7,619	145,537
Capital expenditures	185	86	776	1,047

2002
Revenues	$65,097	$37,248	$—	$102,345
Depreciation and amortization	1,874	343	439	2,656
Income (loss) from operations	13,260	2,120	(5,658)	9,722
Total assets(1)	151,081	19,157	16,361	186,599
Capital expenditures	3,231	196	1,380	4,807

(1)	Pressure control total assets at December 31, 2003 and 2002 includes current assets of discontinued operations of $13,912 and $43,599, respectively.

Geographic Segments

	Revenues			Long-Lived Assets
	2004	2003	2002	2004	2003	2002
	(in thousands)
United States	$108,995	$110,583	$102,345	$87,165	$89,878	$93,786
Canada	1,298	—	—	9,141	—	—

	$110,293	$110,583	$102,345	$96,306	$89,878	$93,786

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

14.	QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized quarterly financial data for 2004 and 2003 is as follows (in thousands, except per share data):

	March 31	June 30	September 30	December 31
2004
Revenues	$23,290	$28,239	$28,001	$30,763
Gross profit	7,285	8,338	8,552	8,631
Income from operations	1,696	2,064	2,800	2,341
Income from continuing operations	587	935	1,293	1,510
Loss from discontinued operations	(124)	(2,441)	(164)	(77)
Net income (loss)	463	(1,506)	1,129	1,433
Basic earnings (loss) per common share:
Continuing operations	.05	.09	.12	.15
Discontinued operations	(.01)	(.23)	(.01)	(.02)
Net income (loss)	.04	(.14)	.11	.13
Diluted earnings (loss) per common share:
Continuing operations	.05	.09	.12	.15
Discontinued operations	(.01)	(.23)	(.01)	(.02)
Net income (loss)	.04	(.14)	.11	.13

2003
Revenues	$25,802	$28,028	$28,266	$28,487
Gross profit	7,887	8,953	8,173	8,278
Income from operations	2,009	2,207	1,823	1,086
Income (loss) from continuing operations	(323)	971	373	(2,084)
Income (loss) from discontinued operations	3	(209)	(257)	(26,753)
Net income (loss)	(320)	762	116	(28,837)
Basic earnings (loss) per common share
Continuing operations	(.03)	.09	.04	(.20)
Discontinued operations	—	(.02)	(.03)	(2.52)
Net income (loss)	(.03)	.07	.01	(2.72)
Diluted earnings (loss) per common share
Continuing operations	(.03)	.09	.04	(.20)
Discontinued operations	—	(.02)	(.03)	(2.52)
Net income (loss)	(.03)	.07	.01	(2.72)

The Company’s previously reported 2004 and 2003 quarterly results have been restated to reflect discontinued operations (see Note 2). The sum of the individual quarterly net income per common share amounts may not agree with the year-to-date net income per common share as each quarterly computation is based upon the weighted average number of common shares outstanding during that period.

15.	SUBSEQUENT EVENTS (UNAUDITED):

On August 25, 2005, the Compensation Committee of the Board of Directors of the Company approved the First Amendment to Employment Agreement (the “Employment Agreement Amendment”) entered into between the Company and Gus D. Halas, the Company’s president and chief executive officer. The Employment Agreement Amendment provides for the payment by the Company to Mr. Halas of a transaction bonus in the event of a change in control of the Company on or prior to December 31, 2005, based on the “transaction value per share.”

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

15.	SUBSEQUENT EVENTS (UNAUDITED): - (Continued)

If the transaction value per share, or the aggregate amount received for each share of the Company’s common stock by the Company’s stockholders in connection with a change in control, equals $20.00, the transaction bonus will be equal to $5,230,769. In the event the transaction value per share is higher or lower than $20.00, the amount of the transaction bonus will be increased or reduced by the product of $461,538 and the difference between the transaction value per share and $20.00. For example, if the transaction value per share were $12.00, the closing price of the Company’s common stock on October 20, 2005, the transaction bonus would be approximately $1,538,465. If Mr. Halas’ employment is terminated by the Company other than for good cause (as defined in the Employment Agreement Amendment), by Mr. Halas for circumstances constituting a constructive termination (as defined in the Employment Agreement Amendment) or as a result of Mr. Halas’ death or disability, Mr. Halas will be entitled to receive the transaction bonus. If Mr. Halas’ employment is terminated by the Company for good cause or by Mr. Halas other than for circumstances constituting a constructive termination, Mr. Halas will not be entitled to receive the transaction bonus.

In addition, the Employment Agreement Amendment provides that severance payments made to Mr. Halas in the event of the termination of Mr. Halas’ employment by the Company other than for good cause or by Mr. Halas for circumstances constituting a constructive termination, will be made in a lump sum instead of over the remaining term of the agreement as previously provided.

First Reserve Fund VIII has agreed to make a capital contribution to the Company in order to reimburse the Company for the payment of any transaction bonus on an after-tax basis. The Company will account for the payment of the transaction bonus, if any, as a compensation expense in the period the obligation is incurred.

On October 12, 2005, the Company sold substantially all the assets of its distribution business operated by A&B Bolt & Supply, Inc. (“A&B”) to A&B Valve and Piping Systems, L.P. (“A&B Valve”) pursuant to an Asset Purchase Agreement dated September 29, 2005. A&B distributes products and supplies to the oil, gas and pipeline industries, including valves, pipe, fittings, fasteners and flanges. A&B Valve purchased substantially all of the assets of A&B for a purchase price of $8.8 million in cash, subject to a post-closing working capital adjustment.

9,400,000 Shares

Common Stock

P R O S P E C T U S

                    , 2005

PART II:

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$14,658
NASD filing fee	*
Nasdaq listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total fees and expenses	*

*	To be completed

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in our right—by reason of the fact that the person is or was a director, officer, agent, or employee of us, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of us, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in our right of us as well but only to the extent of expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense or settlement of the action if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to us, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL. We also maintain director and officer liability insurance. These indemnification provisions may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Identification of Exhibit
1.1	Underwriting Agreement (to be filed by amendment).

2.1*	Agreement and Plan of Merger dated May 7, 2001, as amended, among Industrial Holdings, Inc., T-3 Energy Services, Inc. and First Reserve Fund VIII, Limited Partnership (Annex I to Industrial Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A dated November 9, 2001 (File No. 000-19580)).

2.2*	Plan and Agreement of Merger dated December 17, 2001, between T-3 Energy Services, Inc. and T-3 Combination Corp (Exhibit 2.2 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

3.1*	Certificate of Incorporation of T-3 Energy Services, Inc. (Exhibit 3.1 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

3.2*	Certificate of Amendment to the Certificate of Incorporation of T-3 Energy Services, Inc. (Exhibit 3.2 to T-3’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 (File No. 000-19580)).

3.3*	Bylaws of T-3 Energy Services, Inc. (Exhibit 3.2 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

4.1*	Specimen Certificate of Common Stock, $.001 par value, of T-3 Energy Services, Inc. (Exhibit 4.1 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2001 (File No. 000-19580)).

4.2*	Form of warrant to purchase 327,862 shares of T-3’s Common Stock at $12.80 per share issued to former T-3 shareholders in connection with the merger of T-3 and Industrial Holdings, Inc. (Annex VII to Industrial Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A dated November 9, 2001 (File No. 000-19580)).

5.1	Opinion of Porter & Hedges, L.L.P.

10.1*+	Employment Agreement of Gus D. Halas (Exhibit 10.1 to T-3’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 000-19580)).

10.2*+	First Amendment to Employment Agreement of Gus D. Halas (Exhibit 10.3 to T-3’s Current Report on Form 8-K dated August 26, 2005 (File No. 000-19580)).

10.3*+	Employment Agreement of Michael T. Mino (Exhibit 10.2 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2001 (File No. 000-19580)).

10.4*	Registration Rights Agreement dated December 17, 2001, among Industrial Holdings, Inc. and the Stockholders thereto (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).
10.5*	Stock Purchase Agreement dated November 14, 2001 between IHI and GHX Acquisition Corp (Exhibit 10.5 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

10.6*	Stock Purchase Agreement dated November 15, 2001, among IHI, Donald Carlin and Robert E. Cone with respect to disposition of Beaird Industries, Inc. (Exhibit 10.7 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

Exhibit Number	Identification of Exhibit

10.7*	Asset Purchase Agreement dated October 16, 2001, among IHI, Rex Machinery Movers, Inc., OF Acquisition, L.P., Philform, Inc., SMSG, L.L.C. and SMSP, L.L.C. (Exhibit 10.8 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

10.8*	Stock Purchase Agreement by and between Industrial Holdings, Inc., the shareholder of A&B Bolt & Supply, Inc., and T-3 Energy Services, Inc. dated May 7, 2001 (Exhibit 2.1 to Industrial Holdings, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2001 (File No. 000-19580)).

10.9*+	T-3 Energy Services, Inc. 2002 Stock Incentive Plan, as amended and restated effective July 30, 2002 (T-3’s Form S-8 filed November 18, 2002 (File No. 000-19580)).

10.10*	Purchase and Sale of Assets Agreement among Lone Star Fasteners, LP; LSS-Lone Star-Houston, Inc., Bolt Manufacturing Co., Inc. d/b/a Walker Bolt Manufacturing Company and WHIR Acquisition, Inc. d/b/a Ameritech Fastener Manufacturing and T-3 (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated March 9, 2004 (File No. 000-19580)).

10.11*	Asset Purchase Agreement for Moores Machine Shop Assets dated as of May 31, 2004, among Moores Machine Shop, L.L.C., Moores Pump & Services, Inc. and T-3 Energy Services, Inc. (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated June 14, 2004 (File No. 000-19580)).

10.12*	Asset Purchase Agreement dated as of June 1, 2004, among TPS Acquisition, LLC, TPS Total Power Systems, Inc., Total Power Systems, Inc. and T-3 Energy Services, Inc. (Exhibit 2.2 to T-3’s Current Report on Form 8-K dated June 14, 2004 (File No. 000-19580)).

10.13*	Asset Purchase Agreement for Moores Pump & Services, Inc. Assets dated as of August 4, 2004, among Cormier-Millin, Inc., Moores Pump & Services, Inc. and T-3 Energy Services, Inc. (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated August 13, 2004 (File No. 000-19580)).

10.14*	Stock Purchase Agreement by and among David Cannings, Linda Cannings, Southwoods Ranching & Developments Inc. and T-3 Energy Services Canada, Inc. dated as of October 18, 2004 (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated October 19, 2004 (File No. 000-19580)).

10.15*	Asset Purchase Agreement dated September 29, 2005, by and between A&B Valve and Piping Systems, L.P., T-3 Energy Services, Inc. and A&B Bolt Supply, Inc. (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated October 5, 2005 (File No. 000-19580)).

10.16*	First Amended and Restated Credit Agreement dated as of September 30, 2004 among T-3 Energy Services, Inc. as borrower, Wells Fargo Bank, National Association as issuing bank, as a bank and as lead arranger and agent for the banks and the banks named therein (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated October 5, 2004 (File No. 000-19580)).

10.17*	First Amendment to First Amended and Restated Credit Agreement dated August 25, 2005, among T-3 Energy Services, Inc., T-3 Oilco Energy Services Partnership, the Banks signatory thereto, Wells Fargo Bank, National Association, as agent for the Banks, and Comerica Bank (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated August 26, 2005 (File No. 000-19580)).

10.18*	Intercreditor Agreement dated August 25, 2005, among T-3 Energy Services, Inc., T-3 Oilco Energy Services Partnership, Wells Fargo Bank, National Association, as agent for the Banks, and Comerica Bank (Exhibit 10.2 to T-3’s Current Report on Form 8-K dated August 26, 2005 (File No. 000-19580)).

10.19*	Amended and Restated Loan Agreement dated as of September 30, 2004 among T-3 Energy Services, Inc. as borrower and Wells Fargo Energy Capital, Inc. as lender and as agent for the lenders and the lenders named therein (Exhibit 10.2 to T-3’s Current Report on Form 8-K dated October 5, 2004 (File No. 000-19580)).

Exhibit Number	Identification of Exhibit

10.20*	First Amended and Restated Subordination and Intercreditor Agreement dated as of September 30, 2004, among T-3 Energy Services, Inc., the Guarantors named therein, General Electric Capital Corporation, Comerica Bank, Wells Fargo Bank, National Association, as agent for the senior lenders, and Wells Fargo Energy Capital, Inc., as agent for the junior lenders (Exhibit 10.3 to T-3’s Current Report on Form 8-K dated October 5, 2004 (File No. 000-19580)).

21.1*	Subsidiaries of T-3 (Exhibit 21.1 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2004 (File No. 000-19580)).

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1).

24.1	Powers of Attorney (included on the signature page of this registration statement).

*	Incorporated by reference to the filing indicated.
+	Management contract or compensatory plan or arrangement.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, and State of Texas, on the 21st day of October, 2005.

T-3 ENERGY SERVICES, INC.

By:	/S/ GUS D. HALAS
Gus D. Halas President, Chief Executive Officer and Chairman

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Gus D. Halas and Michael T. Mino, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the 21st day of October, 2005.

	Signature	Title

By:	/S/ GUS D. HALAS Gus D. Halas	President, Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)

By:	/S/ MICHAEL T. MINO Michael T. Mino	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

By:	/S/ JOSEPH R. EDWARDS Joseph R. Edwards	Director

By:	/S/ BEN A. GUILL Ben A. Guill	Director

By:	/S/ MICHAEL W. PRESS Michael W. Press	Director

By:	/S/ STEPHEN A. SNIDER Stephen A. Snider	Director

By:	/S/ JAMES M. TIDWELL James M. Tidwell	Director

EXHIBIT INDEX

Exhibit Number	Identification of Exhibit
1.1	Underwriting Agreement (to be filed by amendment).

2.1*	Agreement and Plan of Merger dated May 7, 2001, as amended, among Industrial Holdings, Inc., T-3 Energy Services, Inc. and First Reserve Fund VIII, Limited Partnership (Annex I to Industrial Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A dated November 9, 2001 (File No. 000-19580)).

2.2*	Plan and Agreement of Merger dated December 17, 2001, between T-3 Energy Services, Inc. and T-3 Combination Corp (Exhibit 2.2 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

3.1*	Certificate of Incorporation of T-3 Energy Services, Inc. (Exhibit 3.1 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

3.2*	Certificate of Amendment to the Certificate of Incorporation of T-3 Energy Services, Inc. (Exhibit 3.2 to T-3’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 (File No. 000-19580)).

3.3*	Bylaws of T-3 Energy Services, Inc. (Exhibit 3.2 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

4.1*	Specimen Certificate of Common Stock, $.001 par value, of T-3 Energy Services, Inc. (Exhibit 4.1 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2001 (File No. 000-19580)).

4.2*	Form of warrant to purchase 327,862 shares of T-3’s Common Stock at $12.80 per share issued to former T-3 shareholders in connection with the merger of T-3 and Industrial Holdings, Inc. (Annex VII to Industrial Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A dated November 9, 2001 (File No. 000-19580)).

5.1	Opinion of Porter & Hedges, L.L.P.

10.1*+	Employment Agreement of Gus D. Halas (Exhibit 10.1 to T-3’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 000-19580)).

10.2*+	First Amendment to Employment Agreement of Gus D. Halas (Exhibit 10.3 to T-3’s Current Report on Form 8-K dated August 26, 2005 (File No. 000-19580)).

10.3*+	Employment Agreement of Michael T. Mino (Exhibit 10.2 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2001 (File No. 000-19580)).

10.4*	Registration Rights Agreement dated December 17, 2001, among Industrial Holdings, Inc. and the Stockholders thereto (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).
10.5*	Stock Purchase Agreement dated November 14, 2001 between IHI and GHX Acquisition Corp (Exhibit 10.5 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

10.6*	Stock Purchase Agreement dated November 15, 2001, among IHI, Donald Carlin and Robert E. Cone with respect to disposition of Beaird Industries, Inc. (Exhibit 10.7 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

10.7*	Asset Purchase Agreement dated October 16, 2001, among IHI, Rex Machinery Movers, Inc., OF Acquisition, L.P., Philform, Inc., SMSG, L.L.C. and SMSP, L.L.C. (Exhibit 10.8 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

10.8*	Stock Purchase Agreement by and between Industrial Holdings, Inc., the shareholder of A&B Bolt & Supply, Inc., and T-3 Energy Services, Inc. dated May 7, 2001 (Exhibit 2.1 to Industrial Holdings, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2001 (File No. 000-19580)).

Exhibit Number	Identification of Exhibit
10.9*+	T-3 Energy Services, Inc. 2002 Stock Incentive Plan, as amended and restated effective July 30, 2002 (T-3’s Form S-8 filed November 18, 2002 (File No. 000-19580)).

10.10*	Purchase and Sale of Assets Agreement among Lone Star Fasteners, LP; LSS-Lone Star-Houston, Inc., Bolt Manufacturing Co., Inc. d/b/a Walker Bolt Manufacturing Company and WHIR Acquisition, Inc. d/b/a Ameritech Fastener Manufacturing and T-3 (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated March 9, 2004 (File No. 000-19580)).

10.11*	Asset Purchase Agreement for Moores Machine Shop Assets dated as of May 31, 2004, among Moores Machine Shop, L.L.C., Moores Pump & Services, Inc. and T-3 Energy Services, Inc. (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated June 14, 2004 (File No. 000-19580)).

10.12*	Asset Purchase Agreement dated as of June 1, 2004, among TPS Acquisition, LLC, TPS Total Power Systems, Inc., Total Power Systems, Inc. and T-3 Energy Services, Inc. (Exhibit 2.2 to T-3’s Current Report on Form 8-K dated June 14, 2004 (File No. 000-19580)).

10.13*	Asset Purchase Agreement for Moores Pump & Services, Inc. Assets dated as of August 4, 2004, among Cormier-Millin, Inc., Moores Pump & Services, Inc. and T-3 Energy Services, Inc. (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated August 13, 2004 (File No. 000-19580)).

10.14*	Stock Purchase Agreement by and among David Cannings, Linda Cannings, Southwoods Ranching & Developments Inc. and T-3 Energy Services Canada, Inc. dated as of October 18, 2004 (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated October 19, 2004 (File No. 000-19580)).

10.15*	Asset Purchase Agreement dated September 29, 2005, by and between A&B Valve and Piping Systems, L.P., T-3 Energy Services, Inc. and A&B Bolt Supply, Inc. (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated October 5, 2005 (File No. 000-19580)).

10.16*	First Amended and Restated Credit Agreement dated as of September 30, 2004 among T-3 Energy Services, Inc. as borrower, Wells Fargo Bank, National Association as issuing bank, as a bank and as lead arranger and agent for the banks and the banks named therein (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated October 5, 2004 (File No. 000-19580)).

10.17*	First Amendment to First Amended and Restated Credit Agreement dated August 25, 2005, among T-3 Energy Services, Inc., T-3 Oilco Energy Services Partnership, the Banks signatory thereto, Wells Fargo Bank, National Association, as agent for the Banks, and Comerica Bank (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated August 26, 2005 (File No. 000-19580)).

10.18*	Intercreditor Agreement dated August 25, 2005, among T-3 Energy Services, Inc., T-3 Oilco Energy Services Partnership, Wells Fargo Bank, National Association, as agent for the Banks, and Comerica Bank (Exhibit 10.2 to T-3’s Current Report on Form 8-K dated August 26, 2005 (File No. 000-19580)).

10.19*	Amended and Restated Loan Agreement dated as of September 30, 2004 among T-3 Energy Services, Inc. as borrower and Wells Fargo Energy Capital, Inc. as lender and as agent for the lenders and the lenders named therein (Exhibit 10.2 to T-3’s Current Report on Form 8-K dated October 5, 2004 (File No. 000-19580)).

10.20*	First Amended and Restated Subordination and Intercreditor Agreement dated as of September 30, 2004, among T-3 Energy Services, Inc., the Guarantors named therein, General Electric Capital Corporation, Comerica Bank, Wells Fargo Bank, National Association, as agent for the senior lenders, and Wells Fargo Energy Capital, Inc., as agent for the junior lenders (Exhibit 10.3 to T-3’s Current Report on Form 8-K dated October 5, 2004 (File No. 000-19580)).

21.1*	Subsidiaries of T-3 (Exhibit 21.1 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2004 (File No. 000-19580)).

23.1	Consent of Ernst & Young LLP.

Exhibit Number	Identification of Exhibit

23.2	Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1).

24.1	Powers of Attorney (included on the signature page of this registration statement).

*	Incorporated by reference to the filing indicated.
+	Management contract or compensatory plan or arrangement.